STAPLES

that was easy.


STAPLES
2008

Annual Report

Notice of Annual Meeting and Proxy Statement

Staples, Inc., the world's largest office products company, is committed to making it easy for customers to buy a wide range of office products, including supplies, technology, furniture and business services. With 2008 sales of $23 billion and 91,000 associates worldwide, Staples serves businesses of all sizes and consumers in 27 countries throughout North and South America, Europe, Asia and Australia. In July 2008, Staples acquired Corporate Express N.V., one of the world's leading suppliers of office products to businesses and institutions. Staples invented the office superstore concept in 1986 and is headquartered outside Boston. More information about Staples (NASDAQ: SPLS) is available at staples.com®.


Revenues ($B)[1]
$14.4
$16.1
$18.2
$19.4
$23.1
2004
2005
2006
2007
2008


Revenue Mix[2]
13%
13%
13%
14%
20%
54%
41%
2004
2005
2006
2007
2008
North American Retail
North American Delivery
International


Diluted Earnings Per Share[3,4]
$0.87
$1.04
$1.28
$1.42
$1.29
2004
2005
2006
2007
2008


Cash Flow Generation ($M)[3]
Operating Cash Flow
$1,138
$1,199
$1,151
$1,361
$1,686
2004
2005
2006
2007
2008
Free Cash Flow
Capital Expenditures


Dividends Per Share[5]
$0.13
$0.17
$0.22
$0.29
$0.33
2004
2005
2006
2007
2008


Stores Open at Fiscal Year End
1,680
1,780
1,884
2,038
2,218
2004
2005
2006
2007
2008

In 2006, Staples benefited from a 53rd week in the fiscal year.

1 2008 revenues include $4.2 billion of revenues from Corporate Express for the period from July 2008–January 2009.

2 2008 revenue mix includes $2.3 billion of North American Delivery revenues and $1.9 billion of International revenues from Corporate Express for the period from July 2008–January 2009.

3 2004 and 2005 data has been restated to reflect the impact of stock compensation expense under SFAS No. 123R.

4 2006 excludes a $10.8 million ($0.01 per share) charge related to the correction of prior years' stock-based compensation, and a $33.3 million ($0.05 per share) benefit related to favorable tax events. 2007 excludes a $38.0 million ($0.04 per share) charge related to the settlement of California wage and hour class action litigation. 2008 excludes $173.5 million ($0.16 per share) of charges related to integration and restructuring associated with Corporate Express. Staples adjusts its operating results for such matters to provide a more meaningful measure of its normalized operating performance and to assist with comparing prior periods and recognizing trends.

5 Dividends per share are adjusted to reflect the impact of the 3 for 2 stock split on April 15, 2005.

Please see the "Financial Measures & Other Data" section of the Investor Information portion of staples.com for further information.

Fellow Shareholders:

In the 23 years since Staples opened its first store, our company has grown to become the world's leading distributor of office products and services, with more than 2,200 stores and delivery operations in 27 countries. We take pride in our track record of great customer service, operational excellence, superior financial performance, and strong capital discipline. In 2008, these achievements positioned us to make a transformational acquisition: the purchase of Corporate Express, an $8 billion global delivery business.

While the Corporate Express acquisition made 2008 incredibly exciting - and increased our business opportunities around the world - the broad economic decline also made it our most challenging year on record. In both good times and bad, our job is to deliver the positive results that our shareholders expect. Although we were not satisfied with our absolute results, our relative performance has never been stronger.

Our team has been through tough times before and we know how to respond to challenges. In 2001, when we last experienced a prolonged economic decline, we were not yet the leader in our sector. Back then, we took a hard look at our business and refocused our strategy to drive growth, improve profitability, enhance customer service, and drive cash flow. As a result, Staples emerged from that period as the clear leader.

Today, we're seeing similarities to the previous downturns we've experienced. The weakening demand from our home office and small business customers accelerated throughout 2008, and impacted the performance of our stores. Our delivery business continued to grow at a modest rate during the first half of the year, but the weak trends eventually caught up to our medium-sized and Fortune 1000 customers as well. Throughout the year, all of our customers increased their focus on value, and significantly reduced their spending on furniture and technology products.

As in prior recessions, we're not standing still and waiting for the environment to get better. We're working on the things we can control, and got a lot done during 2008. We acquired Corporate Express, expanding our product and service offering in both existing and new markets, while adding new talent from their team. We are very pleased with our efforts to combine the businesses and remain on track to achieve our goal of $300 million in annual savings. During 2008, we also generated record free cash flow of more than $1.3 billion, achieved the highest customer service metrics in our history, effectively managed inventory levels, and improved the efficiency of our supply chain. We also continued investing in new growth ideas, entered six new U.S. markets with retail operations, and opened more than 100 stores in North America.

While we accomplished many of our goals in 2008, we also had to make some tough decisions in response to the current environment. We reduced headcount, aggressively managed expenses in our stores and warehouses, froze salaries for senior management, and did not pay out bonuses to our corporate staff. Decisions like these are never easy to make, especially during a year when our team worked so hard. I am very proud of our associates for their understanding of the choices we've made, and their ability to stay motivated and optimistic about our future as we work through these difficult times.

Looking ahead, we expect the environment to remain challenging throughout 2009. We're planning accordingly and applying the lessons we've learned in previous downturns, while staying focused on our vision of being the world's best office products company. We'll work hard to integrate Corporate Express as we focus on building one global Staples brand. We'll maximize cash flow by carefully managing our business for the long term and reducing capital expenditures. We'll expand our own brand assortment to help drive our value message. We'll continue to provide customers with industry leading service. We'll drive productivity in our stores by doing a better job selling technology and services, and improving the quality of our copy and print offering. We'll continue to strengthen our team in Europe to drive growth and profit improvement, and work to build a strong foundation for success in our businesses in China, India and South America.

Despite the tough economy we'll certainly face in 2009, I have never been more confident about the future of our company and our ability to take advantage of the opportunities ahead. To accomplish our goals, we'll rely on our most valuable asset: our people. I'd like to thank our 91,000 dedicated associates around the globe for continuing to make it easy for our customers and staying focused during a very difficult year. I'd also like to recognize our Board of Directors for their leadership, and welcome Liz Smith to our board. Liz, president of Avon Products, Inc., brings a wealth of global business expertise, consumer products knowledge and operating experience. I would also like to thank our customers, suppliers, and stakeholders for their continued support.

Ron Sargent

Ron Sargent
Chairman of the Board and Chief Executive Officer
April 16, 2009

Summary of 2008 Staples Soul Accomplishments

Staples Soul is our commitment to making a difference and our belief that doing the right thing will make our company stronger. Staples Soul recognizes the close connection between Staples' success and our ability to make a positive impact — on our associates, our customers and the planet. Over the long term, we believe Staples Soul will help us to be an employer and neighbor of choice, differentiate our brand, and grow profitably and responsibly.

In 2008, we made clear progress in all four of the Staples Soul cornerstones — **environment, community, diversity and ethics.**

2008 KEY ACCOMPLISHMENTS

BE AN EMPLOYER AND NEIGHBOR OF CHOICE

Made it easy for customers to recycle eWaste. We collected more than 5 million pounds of technology waste from customers in the U.S. for responsible recycling in 2008. We also launched a first-ever trade-in event in India, with special discounts on new technology items when recycling old technology products.

Built green buildings. We have three facilities that are LEED Gold certified in the U.S. and we will be pursuing LEED certification for several other facilities in 2009, including retail stores and fulfillment centers. In Australia, the new Corporate Express headquarters was designed to the Green Building Council of Australia's Green Star standards. Additionally, Staples has solar power arrays on 25 facilities in the U.S. and one facility in Germany.

Achieved ISO certification for environmental management. Business sites in France, Germany, Ireland, the Netherlands, Sweden and the U.K. have achieved ISO 14000 certification for their environmental management processes.

Grew worldwide community giving. We increased our community giving globally by two percent to nearly $17 million, providing support to hundreds of nonprofit organizations around the world through Staples Foundation for Learning®, charitable giving programs and cause marketing efforts.

Provided hometown support. We increased community engagement in Greater Boston by continuing our role as the sole supporter of the Early Words literacy campaign. To increase public awareness of this campaign, we produced a Public Service Announcement with Boston Mayor Thomas Menino, conducted a series of workshops that taught parents how to foster communication skills, and distributed information about the impact of the program through local and national media outlets.

Supported charities that are important to our associates. We provided associates with opportunities to secure support for charities they are personally involved with through nearly $450,000 in donations, impacting close to 200 educational organizations around the country. We also encouraged associates to serve as community ambassadors by enabling them to support organizations like Boys & Girls Clubs of America, Ashoka, and Earth Force.

Increased the diversity of our workforce. Despite a slowdown in hiring opportunities, we continued to invest in a work environment that is diverse and inclusive. In 2008 in the U.S., 46 percent of Staples' external hires and 43 percent of promotions were females. Similarly, 36 percent of external hires and 31 percent of promotions were minorities.

Developed leaders with global perspective. We hosted a summit at our headquarters for HR leaders in emerging markets such as Argentina, Brazil and China to share company best practices. We also hosted the seventh session of our International Management Trainee Program (IMTP), which brings associates from around the world to our headquarters for 12 weeks of intensive training and an energetic exchange of best practices and innovations. Additionally, three of our Staples University management programs include diversity training to help prepare future leaders of Staples to manage diverse cultures.

Expanded the global reach of our ethics program. We continued to build a global culture of integrity by holding live interactive workshops with hundreds of managers in Argentina and India. In addition, we implemented customized online ethics training in 10 languages, reaching associates in 13 countries across Europe.

DIFFERENTIATE OUR BRAND

Supported responsible forestry practices. We continue to work toward our goal of moving the majority of paper products we offer in the U.S. to Forest Stewardship Council (FSC) certification by the end of 2010, based on availability of supply and market conditions. As of March 2008, all of our Copy & Print Centers in the U.S. use 50 percent post-consumer recycled FSC certified paper as the standard offering for high-speed black and white copies.

Provided environmentally responsible solutions for world events. As the official furniture supplier of the 2008 Beijing Summer Olympics, we developed an eco-preferable line of furniture including desks, chairs and cabinets made of recycled steel. Staples was also the official office supply provider of the Denver 2008 Democratic Convention Host Committee. We provided the host committee and convention attendees with eco-preferable office products and copy and print services.

Recycled more than 22 million ink and toner cartridges in the U.S. As we strive to become the world's largest recycler of ink and toner cartridges, we also launched the Million Cartridge Challenge in Canada with the goal of recycling 1 million cartridges by April 2009. In the U.K., we raised more than £150,000 for the nonprofit organization ChildLine through ink recycling programs.

Encouraged customers to DoSomething. We teamed with DoSomething to conduct a cause marketing program, which resulted in Staples customers and local teens collecting thousands of school supplies at Staples stores nationwide. These supplies were given to youth from low-income families just in time to head back to school. Additionally, our customers supported the cause with $150,000 in donations.

Created an emotional connection with new communities. In 2008, we gave nearly $1 million to nonprofits in strategic markets where Staples was looking to grow its presence. When entering a new market, Staples engages charitable and civic leaders, as well as our customers, to ensure we create an emotional connection with the community and support the local needs of each neighborhood where we do business.

Created new business opportunities for diversity suppliers. We integrated one additional diversity supplier onto the eDiversity platform and approved the integration of four more diversity suppliers. We also provided one-on-one mentorship in key areas of business operations to Tejas Office Products, Inc., resulting in a new multimillion dollar account win for them.

Took a stand against corruption. We updated our global anticorruption policy, combining it with company-wide gift and entertainment guidelines to make it easy for associates to recognize and responsibly handle situations that could result in unethical or illegal business practices. In addition, we conducted live anticorruption training in India and Argentina.

Expanded the global reach of our ethical sourcing program. In 2008, we conducted comprehensive social accountability audits at the more than 350 active factories in Asia that make Staples® brand products for our business units in Australia, Asia, Europe, and North America.

Improved our product testing program. We increased our investment in Staples® brand product quality and safety programs. In 2008, we updated our product testing protocols to comply with all future requirements of the new Consumer Product Safety Improvement Act. Additionally, Staples continued to commission independent third-party inspectors to examine more than 8,000 shipments of Staples® brand products for safety and quality.

GROW PROFITABLY AND RESPONSIBLY

Deepened our commitment to environmentally preferable products. Catalogs featuring environmentally and socially responsible products are offered to customers across nine countries in Europe. In Argentina, we offer paper made from 90 percent sugarcane waste and 10 percent FSC certified wood pulp. In the U.S. and Canada, we offer more than 3,000 eco-preferable products, including Staples® brand notebooks and pads made from 80 percent sugarcane waste. As a result of our acquisition of Corporate Express, we now offer Sustainable Earth® brand cleaning products, which are Green Seal™ certified and EPA Design for the Environment (DfE) approved.

Saved energy. Our energy efficiency programs in the U.S. have resulted in a 10 percent reduction in electricity use per square foot since 2001. Our European operations have committed to reduce energy costs by five percent through energy conservation, with hundreds of thousands of dollars already saved. We've extended fuel saving technologies implemented at Staples to delivery trucks formerly operated by Corporate Express, which, when complete, should result in a 15 percent improvement in fuel economy.

Optimized shipment boxes. We implemented a new efficiency program in the U.K. in 2008 that is expected to reduce delivery box use by 148 tons and carbon emissions by 208 tons per year. In the U.S. we're using logistics software to optimize box sizes with the goal of eliminating unnecessary packaging and maximizing available truck space for deliveries.

Strengthened our charitable partnerships. Through our continued work with Boys & Girls Clubs of America, Ashoka, Earth Force, Initiative for a Competitive Inner City, Hispanic Heritage Foundation, ReadBoston and DoSomething, we helped enable these organizations to expand their community footprints and impact more youth throughout the world.

Advanced social entrepreneurship. We conducted the second annual Staples Youth Social Entrepreneur Competition with our global nonprofit partner, Ashoka. The competition recognized more than 100 young social entrepreneurs around the world for their innovation in, and commitment to, serving their communities. The winning entrepreneurs founded Gardens for Health International, which provides nutritional support and economic empowerment to individuals with HIV throughout Rwanda.

Registered new prospective diversity suppliers. Through enhancements to our supplier diversity Web site and supplier registration portal (StaplesSupplierDiversity.com), we registered 751 prospective diversity suppliers and increased awareness of Staples' supplier diversity initiatives within our organization.

Streamlined operations for our diversity supplier program. We consolidated financial and reporting processes to help limit exposure to risk, and improve working capital management for both Staples and our diversity suppliers. Improvements help diversity suppliers reconcile payments made by credit card, set up new billing and shipping locations faster, and expedite responses to invoice questions.

Expanded diversity product selection. Through the acquisition of Corporate Express, we have increased our product line to include an own brand diversity product offering, which includes office supplies, remanufactured toner and paper.

Expanded the global reach of our privacy policy. We adapted our Privacy & Information Management Program to meet the needs of our European businesses, translated the policy into 10 languages, and have started rolling out the program in 13 countries.

Improved the transparency of our process for handling ethics-related concerns. We deployed new procedures to have all ethics concerns escalated to a single point of contact and recorded in a central database no matter where in the world they are identified or reported. We also clarified the types of information that need to be tracked for each case.

Trained associates to safeguard customer and company information. We launched a customized training program for all U.S. retail associates to better prepare them to protect credit card and other sensitive information used to run our business.

AWARDS

We are proud of our accomplishments in 2008. We took many steps forward and continued making a positive impact for our customers, associates and communities where we operate. We are pleased that our efforts were recognized by the following organizations.

- Ranked 20th in "America's Top Organizations for Multicultural Business Opportunities" by DiversityBusiness.com in 2008.
- Ranked 30th in Corporate Responsibility Officer's Top 100 Companies for 2008.
- Named to the 2008 Sustainable Business 20 (SB20) List by SustainableBusiness.com.
- For the fifth consecutive year, selected as a component of the Dow Jones Sustainability Indexes (DJSI) for 2008/2009.

- Corporate Express, a Staples company, was named the 2008 "Sustainable Company of the Year" in the eighth annual Australian Sustainability Awards.
- Ranked 4th among 35 retail sector companies and 40th among 541 global companies evaluated in the 2008 Covalence Ethical Ranking.
- EPA Green Power Partner recognition: ranked 4th among all retailers, 12th among Fortune 500 companies and 26th nationwide as of the end of 2008.
- Selected as one of the "Top 60 companies for Hispanics" in 2008 by Hispanic Business Magazine.
- Ranked 25th on "America's Top 50 Corporations for Multicultural Business Opportunities" by DiversityCareers.com in 2008.

STAPLES SOUL GOALS

ENVIRONMENT

- Move the majority of paper products offered for sale to FSC certified paper by the end of 2010, based on availability of supply and market conditions.
- Develop improved Web site functionality and catalog offerings in 2009 and beyond to make it easier for customers to find and shop for eco-preferable products and services.
- Recycle more than 7 million pounds of electronic waste in the U.S. in 2009 through technology recycling programs.
- Complete, or start construction on, 20 new rooftop solar installations in our retail and nonretail locations in 2009.
- Expand environmental information collection and reporting capabilities to the majority of our international locations by 2010.

COMMUNITY

- Expand the footprint of Staples' community giving in the countries where we operate.
- Grow associates' understanding and awareness of community relations programs, with an emphasis on global associates.
- Meet or exceed established metrics of success with each nonprofit partner to maximize impact of investment.
- Engage our customer base in Staples-supported community causes and giving.

DIVERSITY

- Roll out diversity strategy and reporting capabilities globally.
- Continue to infuse diversity and inclusion in training initiatives.
- Develop diversity supplier capabilities to offer customers diversity solutions for other lines of business.
- Continue the development of our diversity suppliers to assist them with developing their businesses.
- Improve efficiencies in supporting our supplier diversity program.

ETHICS

- Introduce new resources to help our managers develop as ethical leaders.
- Launch online ethics training in Argentina, China, India and new locations added through our acquisition of Corporate Express.
- Continue to build awareness of our global anticorruption policy and gift and entertainment guidelines, with a particular focus on associates in our high-growth markets, purchasing and sales.
- Increase monitoring of working hours for associates at factories that make Staples® brand products.
- Enhance testing protocols to meet the new requirements set forth by the recently passed Consumer Product Safety Improvement Act.

To learn more about Staples Soul, please visit staples.com/soul. In 2010 we intend to publish a Staples Soul Report, which will include information about the 2008 and 2009 corporate responsibility efforts of both Staples and Corporate Express.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

Notice of Annual Meeting of Stockholders to be held on June 9, 2009

The Annual Meeting of Stockholders of Staples, Inc. will be held at the offices of WilmerHale located at 60 State Street, Boston, Massachusetts on June 9, 2009 at 4:00 p.m., local time, to consider and act upon the following matters:

(1) To elect twelve members of the Board of Directors to hold office until the next Annual Meeting of Stockholders or until their respective successors have been elected or appointed.

(2) To approve an amendment to the Amended and Restated 1998 Employee Stock Purchase Plan increasing the number of shares of common stock authorized for issuance under the plan from 15,750,000 to 22,750,000.

(3) To approve an amendment to the Amended and Restated International Employee Stock Purchase Plan increasing the number of shares of common stock authorized for issuance under the plan from 1,275,000 to 2,775,000.

(4) To ratify the selection by the Audit Committee of Ernst & Young LLP as Staples' independent registered public accounting firm for the current fiscal year.

(5) To act on a shareholder proposal regarding the reincorporation of Staples, Inc. in North Dakota.

(6) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on April 13, 2009 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

By Order of the Board of Directors,

Kristin A. Campbell, *Corporate Secretary*

Framingham, Massachusetts
April 27, 2009

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE SUBMIT YOUR PROXY (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. FOR SPECIFIC INSTRUCTIONS, PLEASE REFER TO THE QUESTIONS AND ANSWERS BEGINNING ON THE FIRST PAGE OF THE PROXY STATEMENT AND THE INSTRUCTIONS ON THE PROXY CARD RELATING TO THE ANNUAL MEETING.

"STREET NAME" HOLDERS WHO PLAN TO ATTEND THE MEETING WILL NEED TO BRING A COPY OF A BROKERAGE STATEMENT REFLECTING THEIR STOCK OWNERSHIP IN STAPLES, INC. AS OF THE RECORD DATE.

(This page has been left blank intentionally.)

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

PROXY STATEMENT
For the Annual Meeting of Stockholders on June 9, 2009

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Staples, Inc. ("we," "Staples" or the "Company") for use at the Annual Meeting of Stockholders ("2009 Annual Meeting" or the "Annual Meeting") to be held on June 9, 2009 beginning at 4:00 p.m., local time, at the offices of WilmerHale at 60 State Street, Boston, Massachusetts and at any adjournment or postponement of that meeting. On or about April 29, 2009, we are either mailing or providing notice and electronic delivery of these proxy materials together with an annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the "2008 fiscal year") and other information required by the rules of the Securities and Exchange Commission.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 9, 2009

This proxy statement and our 2008 annual report are available for viewing, printing and downloading at *www.proxyvote.com*.

You may request a copy of the materials relating to our annual meetings, including the proxy statement and form of proxy for our 2009 Annual Meeting and the 2008 annual report, at *www.proxyvote.com* or by sending an email to our Investor Relations department at *investor@staples.com* or by calling (800) 468-7751.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting, including the election of directors, approval of an amendment to our Amended and Restated 1998 Employee Stock Purchase Plan, approval of an amendment to our Amended and Restated International Employee Stock Purchase Plan, ratification of our independent registered public accounting firm, and consideration of one shareholder proposal. Stockholders may also consider such other business as may properly come before the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, April 13, 2009, are entitled to receive notice of the Annual Meeting and to vote their shares of our common stock at the meeting, or any postponement or adjournment of the meeting. Holders of shares of our common stock are entitled to one vote per share and all votes will be confidential.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (through a bank, broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership in Staples as of the record date to be allowed into the meeting. You may obtain directions to the location of our 2009 Annual Meeting by writing, emailing or calling our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of a majority of the shares of our common stock outstanding on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, 715,182,661 shares of our common stock were outstanding and entitled to vote. Proxies that are received and marked as abstentions and broker non-votes (where a broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voting instruction card from your bank, broker or other nominee for the Annual Meeting. If you received a notice of Internet availability of proxy materials, the notice will contain instructions on how to access and review the proxy materials online and how to obtain a paper or electronic copy of the materials, which will include the proxy statement, the annual report and a proxy card or voting instruction card, as well as instructions on how to vote either at our Annual Meeting, over the Internet, by telephone or by mail.

If you complete, sign and return your proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the persons named as proxies will vote (1) "for" the election of all director nominees (and any substitute nominees selected by our Board if any present nominees should withdraw) and "for" Proposals 2 through 4; (2) "against" Proposal 5; and (3) in their discretion as to all other matters which may be properly presented at the Annual Meeting.

If the shares you own are held in "street name" by a bank, broker or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares. Under applicable stock exchange rules, if you do not give instructions to your bank, broker or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of "non-discretionary" items, the shares that do not receive voting instructions will be treated as "broker non-votes."

Discretionary Items	Non-Discretionary Items
• Proposal 1 — Election of Directors • Proposal 4 — Ratification of Ernst & Young LLP as our Independent Registered Public Accounting Firm	• Proposal 2 — Amendment to Amended and Restated 1998 Employee Stock Purchase Plan • Proposal 3 — Amendment to Amended and Restated International Employee Stock Purchase Plan • Proposal 5 — Shareholder Proposal regarding Reincorporation in North Dakota

If you are a stockholder as of the record date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting.

Can I submit a proxy over the Internet or by telephone?

If you are a registered stockholder (meaning you hold your stock in your own name), you may submit a proxy over the Internet by following the instructions at *www.proxyvote.com* or by telephone by calling (800) 690-6903. Proxy submissions over the Internet or by telephone are valid under Delaware law. If your shares are held in "street name," you will need to contact your bank, broker or other nominee to determine whether you will be able to submit a proxy over the Internet or by telephone.

Can I change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a stockholder at any time before it is exercised at the Annual Meeting by delivering to our Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

What is the vote required to approve each matter?

Election of Directors. A nominee will be elected as a director at the Annual Meeting if the votes cast "for" such nominee exceed the votes cast "against" such nominee, as long as the only director nominees are those individuals set forth in this proxy statement.

Approval of the Amendment to Our Amended and Restated 1998 Employee Stock Purchase Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required for the approval of the amendment to our Amended and Restated 1998 Employee Stock Purchase Plan.

Approval of the Amendment to Our Amended and Restated International Employee Stock Purchase Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required for the approval of the amendment to our Amended and Restated International Employee Stock Purchase Plan.

Independent Registered Public Accounting Firm. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required for the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year.

Shareholder Proposal. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required for the approval of the non-binding shareholder proposal described in this proxy statement. Because the shareholder proposal presents a non-binding resolution, we will not be required to take the requested action if the proposal is approved, although we will reevaluate our recommendation concerning the proposal if it is approved.

A properly executed proxy marked "abstain" and any "broker non-vote" with respect to the election of a director, or any of the other matters listed above, will not be counted as votes cast on the election of the director or on such other matter, although they will be counted for purposes of determining whether there is a quorum.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board does not know of any other matters which may come before the meeting, other than the matters described in this proxy statement. Should any other matter requiring a vote of our stockholders arise and be properly presented at the Annual Meeting, the proxy for the Annual Meeting confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote, or otherwise act, with respect to any such matter in accordance with their best judgment.

Our Board encourages stockholders to attend the Annual Meeting. Whether or not you plan to attend, you are urged to submit your proxy. Prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Stockholders who attend the Annual Meeting may vote their stock personally even though they have sent in their proxies.

Solicitation

All costs of soliciting proxies will be borne by Staples. We have engaged Broadridge Investor Communication Solutions to serve as the inspector of elections and to assist us with planning and organizational matters, along with certain ministerial services, in connection with the proxy solicitation process at a cost of approximately $5,000. In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, electronic communication and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names and we will reimburse them for their related out-of-pocket expenses.

Shareholder Proposals

In accordance with our by-laws, stockholders must have given us advance written notice by March 11, 2009 in order for a stockholder to present a proposal or nominate a director candidate for election at our 2009 Annual Meeting, without including such proposal or nomination in our proxy statement. We did not receive any such proposals or nominations from our stockholders by such date. If a stockholder gives notice of a proposal or nomination after the March 11, 2009 deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the 2009 Annual Meeting.

Stockholders who intend to present proposals at our 2010 Annual Meeting and desire to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary. Such proposals must be received at our principal corporate offices at 500 Staples Drive, Framingham, Massachusetts 01702 not later than December 28, 2009 and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for our 2010 Annual Meeting.

If a stockholder wishes to present a proposal or nominate a director candidate for election at our 2010 Annual Meeting and the proposal or nomination is not intended to be included in our proxy statement for such meeting, the stockholder must give us advance notice and provide the information required by our by-laws, including but not limited to, information regarding the identity of the stockholder or beneficial owner, their holdings in Staples securities, agreements or compensation relating to such nomination or matter, and any derivatives or other arrangements to mitigate risk or change voting power. If a stockholder gives notice of such a proposal or nomination after the applicable deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the meeting. For our 2010 Annual Meeting, our Corporate Secretary generally must receive such a notice at 500 Staples Drive, Framingham, Massachusetts 01702 not later than 90 days and no earlier than 120 days prior to the first anniversary of our 2009 Annual Meeting. However, if the date of our 2010 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be received not earlier than 120 days prior to the 2010 Annual Meeting and not later than the later of (i) the 90th day prior to the 2010 Annual Meeting and (ii) the tenth day following the day on which public announcement of the date of the 2010 Annual Meeting is made or notice for the 2010 Annual Meeting was mailed, whichever occurs first.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of our proxy statement, annual report or notice of Internet availability of proxy materials may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you if you write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751. If you want to receive separate copies of the proxy statement, annual report or notice of Internet availability of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, email or phone number.

Electronic Delivery of Stockholder Communications

If you received a hard copy of your Annual Meeting materials by mail, we encourage you to conserve natural resources, as well as help us reduce our printing and mailing costs, by **signing up to receive or access your stockholder communications via e-mail.** To sign up for electronic delivery or access, visit *www.proxyvote.com*. Your electronic delivery or access enrollment will be effective until you cancel it, which you may do at any time by following the procedures described at the web site listed above. If you have questions about electronic delivery or access, please write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

Beneficial Ownership of Common Stock

The following table sets forth the beneficial ownership of our common stock held as of April 13, 2009 (1) by each person who is known by us based on schedule 13G filings to beneficially own more than 5% of the outstanding shares of our common stock; (2) by each current director and nominee for director; (3) by each of the named executive officers listed in the Summary Compensation Table included elsewhere in this proxy statement; and (4) by all current directors and executive officers as a group:

Name of beneficial owner	Number of shares beneficially owned (1)	Number of shares acquirable within 60 days (2)	Percentage of common stock beneficially owned (3)
5% Stockholders (4)			
FMR LLC (5)	95,309,456	0	13.36%
82 Devonshire Street			
Boston, MA 02109			
Wellington Management Company, LLP (6)	88,778,713	0	12.44%
75 State Street			
Boston, MA 02109			
Directors, Nominees for Director and Named Executive Officers			
Basil L. Anderson	178,360 (7)	40,324	*
Arthur M. Blank	184,908	114,574	*
Mary Elizabeth Burton	38,364	189,949	*
Joseph G. Doody	258,852	533,609	*
Justin King	6,414	24,574	*
John J. Mahoney	257,091 (8)	1,319,065	*
Carol Meyrowitz	7,614	23,449	*
Michael A. Miles, Jr.	402,566	797,815	*
Rowland T. Moriarty	397,841 (9)	144,949	*
Robert C. Nakasone	271,977 (10)	189,949	*
Demos Parneros	306,297 (11)	552,458	*
Ronald L. Sargent	1,756,598 (12)	4,288,163	*
Elizabeth A. Smith	8,271	0	*
Robert E. Sulentic	6,883	24,574	*
Martin Trust	627,785 (13)	189,949	*
Vijay Vishwanath	7,014	31,324	*
Paul F. Walsh	141,669 (14)	189,949	*
All current directors and executive officers as a group (20 persons)	5,008,494	8,850,286	1.91%

* Less than 1%

(1) Each person listed has sole investment and/or voting power with respect to the shares indicated, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. Amounts listed in this column do not reflect shares issuable upon the exercise of stock options available on April 13, 2009 or within 60 days thereafter.

(2) Reflects shares issuable upon the exercise of stock options available on April 13, 2009 or within 60 days thereafter.

(3) Number of shares deemed outstanding includes 715,182,661 shares of our common stock outstanding as of April 13, 2009 and any options for shares that are exercisable by such beneficial owner on April 13, 2009 or within 60 days thereafter.

(4) Ownership percentages were obtained from schedule 13G filings and reflect the number of shares of common stock held as of December 31, 2008.

(5) As set forth in Amendment 16 to Schedule 13G, filed on February 17, 2009, FMR LLC had, as of December 31, 2008, sole dispositive power with respect to all of the shares and sole voting power with respect to 4,136,451 shares. Fidelity Management Research Company, Strategic Advisers, Inc., Pyramis Global Advisors LLC, and Pyramis Global Advisors Trust Company, each a wholly owned subisidary of FMR LLC, are the beneficial owners of 90,736,645 shares, 18,583 shares, 367,600 shares and 2,093,928 shares, respectively. FIL Limited is the beneficial owner of 2,092,700 shares. The interest of Magellan Fund, an investment company registered under the Investment Company Act of 19470, as amended, amounted to 40,090,255 shares.

(6) As set forth in Amendment No. 1 to Schedule 13G, filed on February 17, 2009, Wellington Management Company LLP had, as of December 31, 2008, shared dispositive power with respect to all of the shares and shared voting power with respect to 61,748,084 shares.

(7) Includes 12,000 shares owned by Mr. Anderson's wife and 166,360 shares which have been pledged in a broker's margin account.

(8) Includes 150,000 shares owned by the John Mahoney 2009 Qualified Annuity Trust.

(9) Includes 35,235 shares owned by Dr. Moriarty's children, of which Dr. Moriarty disclaims beneficial ownership, and 82,500 shares owned by Dr. Moriarty's wife.

(10) Includes 200,781 shares owned by NAK Staples GRAT LLC and 50,306 shares owned by the Robert C. Nakasone Trust.

(11) Includes 2,454 shares that may be distributed from a 401(k) plan account.

(12) Includes 654,887 shares owned by Sargent Partners LLC, 83,577 shares owned by Sargent Family LLC, 42,763 shares owned by Ronald L. Sargent Grantor, 19,313 shares owned by Jill Sargent Irrevocable Trust, 19,313 shares owned by Ronald L. Sargent Irrevocable Trust and 8,376 shares owned by Ronald L. Sargent Revocable Trust. Includes 6,906 shares owned by Sargent Family Foundation of which Mr. Sargent disclaims beneficial ownership. Also includes 2,544 shares that may be distributed from a 401(k) plan account.

(13) Includes 142,984 shares owned by Windmill Bay Ventures, LLC. Also includes 1,462 shares owned by Trust Family Foundation, 25,624 shares owned by Diane Trust and 36,204 shares owned by 1999 MTDT Descendants' Trust, all of which Mr. Trust disclaims beneficial ownership.

(14) Includes 247 shares held by Paul F. Walsh, IRA and 121,902 shares held by the Walsh Family Trust.

PROPOSAL 1 — ELECTION OF DIRECTORS

The members of our Board are elected for a term of office to expire at the next annual meeting (subject to the election and qualification of their successors or the earlier of their death, resignation or removal). Martin Trust will retire at the end of his term upon the election of directors at the 2009 Annual Meeting, at which time the Board of Directors will be reduced to 12 members. Unless contrary instructions are provided, the persons named as proxies will, upon receipt of a properly executed proxy, vote for the election of Basil L. Anderson, Arthur M. Blank, Mary Elizabeth Burton, Justin King, Carol Meyrowitz, Rowland T. Moriarty, Robert C. Nakasone, Ronald L. Sargent, Elizabeth A. Smith, Robert E. Sulentic, Vijay Vishwanath and Paul F. Walsh as directors for a term expiring at our 2010 Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each of the nominees is currently a member of our Board. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by our Board.

Set forth below are the names and certain information with respect to each of the nominees to serve as a director of Staples.

		Served as a Director Since
	**Basil L. Anderson,** age 64 Served as an independent director of Staples since 1997 until we asked him to become our Vice Chairman from September 2001 until his retirement in March 2006. Mr. Anderson is also a director of Hasbro, Inc., CRA International, Inc., Becton, Dickinson and Company, and Moody's Corporation.	1997
	**Arthur M. Blank,** age 66 Owner and Chief Executive Officer of the Atlanta Falcons, a National Football League team, since February 2002. Mr. Blank is also the owner and Chief Executive Officer of the Georgia Force, an Arena Football League team, since August 2004. Mr. Blank is also Chairman, President and Chief Executive Officer of AMB Group, LLC, a business management company, since February 2001. Mr. Blank is a co-founder of The Home Depot, Inc., a home improvement retailer, and served as its President from 1978 to 1997, its President and Chief Executive Officer from 1997 to 2000, a director from 1978 to 2001, and Co-Chairman of the Board from 2000 until his retirement in May 2001.	2001
	**Mary Elizabeth Burton,** age 57 Ms. Burton served as Interim Chief Executive Officer of Zale Corporation, a specialty jewelry retailer, from January 2006 to July 2006 and as President and Chief Executive Officer from July 2006 to December 2007. Ms. Burton also has been the Chief Executive Officer of BB Capital, Inc., a retail advisory and management services company, since 1992.	1993
	**Justin King,** age 47 Chief Executive Officer and Chairman of the Operating Board of J. Sainsbury plc, a food retailer, since March 2004. Prior to that, Mr. King served as director of the food business unit at Marks & Spencer plc from March 2001 to March 2004.	September 2007



Carol Meyrowitz, age 55
President and Chief Executive Officer of The TJX Companies, Inc., a retailer of apparel and home fashions. Ms. Meyrowitz has been President of TJX since October 2005, Chief Executive Officer since January 2007 and a director since September 2006. Prior to that, Ms. Meyrowitz was President of The Marmaxx Group, the largest division of TJX, from January 2001 to January 2005, and was employed in an advisory role for TJX and consulted for Berkshire Partners L.L.C., a private equity firm, from January 2005 to October 2005. Ms. Meyrowitz is also a director of TJX Companies, Inc. and Amscan Holdings, Inc.

December 2007



Rowland T. Moriarty, age 62
Chairman of the Board of CRA International, Inc., a worldwide economic and business consulting firm, since May 2002. He has been President and Chief Executive Officer of Cubex Corporation, a privately-held consulting company, since 1992. From 1981 to 1992, Dr. Moriarty was a professor of business administration at Harvard Business School. Dr. Moriarty is also a director of Wright Express Corporation and Virtusa Corporation.

1986



Robert C. Nakasone, age 61
Chief Executive Officer of NAK Enterprises, L.L.C., a family-owned investment and consulting company, since January 2000. Prior to that, Mr. Nakasone served as Chief Executive Officer of Toys "R" Us, Inc., a retail store chain, from 1998 to 1999 and in other positions at that company from 1985 to 1998. Mr. Nakasone is also a director of Hormel Foods Corporation.

1986



Ronald L. Sargent, age 53
Chief Executive Officer of Staples since February 2002 and Chairman of the Board of Directors of Staples since March 2005. Prior to that, Mr. Sargent served in various positions at Staples since joining the company in 1989. Mr. Sargent is also a director of The Kroger Co. and Mattel, Inc.

1999



Elizabeth A. Smith, age 45
Avon Products, Inc.'s President since September 2007, and, prior to that, served as Avon's Executive Vice President, President North America and Global Marketing from September 2005 to September 2007, as well as Avon's Executive Vice President and Brand President from January 2005 to September 2005. Prior to joining Avon, she was with Kraft Foods, Inc. as Group Vice President and President U.S. Beverages and Grocery Sectors from January 2004 to November 2004. Before that she was Group Vice President, Kraft Foods, Inc. and President, U.S. Beverage, Desserts and Cereal from October 2002 to January 2004, and Executive Vice President and General Manager of the Beverage Division from September 2000 to October 2002.

September 2008



Robert E. Sulentic, age 52
Chief Financial Officer of CB Richard Ellis Group, Inc., a commercial real estate services company, since March 2009. Prior to then, he served as President, Development Services, Asia Pacific, Europe, Middle East and Africa of CB Richard Ellis Group, Inc. since December 2006. Mr. Sulentic has also served as the Chief Executive Officer of Trammell Crow Company, a commercial real estate services company, since October 2002 and following its acquisition by CB Richard Ellis Group in December 2006.

September 2007



Vijay Vishwanath, age 49
Partner at Bain & Company, a management consulting firm, since 1993. Mr. Vishwanath first joined Bain in 1986 and leads its consumer products practice. Prior to joining Bain, Mr. Vishwanath worked at Procter & Gamble. March 2007



Paul F. Walsh, age 59
Mr. Walsh served as Chairman and Chief Executive Officer of eFunds Corporation, a transaction processing and risk management company, from September 2002 until eFunds was acquired by Fidelity National Information Services in September 2007. Mr. Walsh also has been the owner and Chief Executive Officer of PFW Management, LLC, a consulting company, since February 2008. 1990

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS.

PROPOSAL 2 — APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED 1998 EMPLOYEE STOCK PURCHASE PLAN

In March 2009, our Board adopted, subject to stockholder approval, an amendment to the Amended and Restated 1998 Employee Stock Purchase Plan (the "ESPP") to increase the total number of shares of common stock authorized for issuance under the ESPP by 7,000,000 shares from 15,750,000 shares to 22,750,000 shares.

Since 1998, the ESPP has provided an important incentive to our employees to encourage broad based employee stock ownership in Staples. The continued ability for our associates to purchase shares under the ESPP helps us attract and retain associates who are expected to contribute to our long term growth and success. This is even more important to us after the acquisition of Corporate Express N.V. and its subsidiaries, as we include new associates under the ESPP. As of April 13, 2009, only 355,361 shares of common stock were available for issuance under the ESPP. If the proposed amendment to increase the number of shares under the ESPP is not approved, then we will not be able to completely fulfill the current offering and the ESPP will be terminated. The absence of a long standing, broad based equity plan might negatively impact recruitment and retention of present or future employees.

Description of the ESPP

Below is a brief summary of the ESPP. The full text of the ESPP, including the proposed amendment to increase the number of authorized shares, is attached as Appendix A to the electronic copy of the filing of this proxy statement with the Securities and Exchange Commission and may be accessed from our website (www.staples.com). In addition, a copy of the ESPP may be obtained from our Corporate Secretary. The following summary is qualified in its entirety by reference to the ESPP.

General. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code (the "Code"). The ESPP permits associates of Staples or any designated subsidiary of Staples to purchase discounted shares of common stock from Staples in a series of one or more offerings. The ESPP is designed to encourage and assist associates of Staples and its designated subsidiaries in acquiring an equity interest in Staples through the purchase of Staples common stock.

Eligibility. With certain limited exceptions in the case of associates who hold a significant amount of stock of Staples or any subsidiary, all associates of Staples, including directors of Staples who are also associates, and all associates of any designated subsidiaries of Staples, are eligible to participate in the ESPP, provided that:

- they are customarily employed by Staples or a designated subsidiary for more than 20 hours per week and for more than five months in a calendar year;
- they have been employed by Staples or a designated subsidiary of Staples for at least 90 days prior to participation; and
- they are associates of Staples or a designated subsidiary of Staples on the first day of the applicable offering period.

Participation in the ESPP. Participation in the ESPP is voluntary. As of April 13, 2009, Staples had approximately 41,980 associates (including those employed by designated subsidiaries of Staples) eligible to participate in the ESPP, and 10,914 of such associates already participated in the ESPP. Because each associate's participation in the ESPP is purely voluntary, the future benefits under the ESPP, as amended, are not yet determinable. However, based on historical participation rates, we expect the number of associates participating in the ESPP will increase due to our acquisition and integration of Corporate Express and its subsidiaries. The following table summarizes the number of shares purchased under the ESPP by designated individuals and groups since the ESPP's adoption in March 1998:

AMENDED AND RESTATED 1998 EMPLOYEE STOCK PURCHASE PLAN

Name of Individual or Identification of Group	Title/Position	Dollar Value ($) (1)	Number of Shares Purchased (2)
Certain Nominees for Director and Named Executive Officers			
Ronald L. Sargent	Chairman and Chief Executive Officer and nominee for Director	$ 398,548	19,347
John J. Mahoney	Vice Chairman & Chief Financial Officer	$ 398,548	19,347
Michael A. Miles, Jr.	President & Chief Operating Officer	$ 101,785	4,941
Joseph G. Doody	President, North American Delivery	$ 325,521	15,802
Demos Parneros	President, U.S. Retail	$ 320,371	15,552
Basil Anderson	Nominee for Director	$ 114,309	5,549
All current executive officers, as a group		$ 1,938,645	94,109
All current directors who are not executive officers, as a group		$ 114,309	5,549
All employees, including all current officers who are not executive officers, as a group		$317,129,563	15,394,639

(1) Based upon the last sales price per share of Staples common stock ($20.60) on April 13, 2009, as reported on the NASDAQ Global Select Market.

(2) The numbers have been adjusted to reflect stock splits since the ESPP was adopted for illustrative purposes only and do not reflect the actual number of shares purchased under the ESPP or currently owned by each individual. The number of shares actually purchased through the ESPP by Messrs. Sargent, Mahoney, Miles, Doody, Parneros and Anderson are 13,731, 13,731, 4,723, 11,964, 11,557, and 4,085, respectively.

Other than Mr. Sargent, who is our Chief Executive Officer, and Mr. Anderson, who was employed by Staples until his retirement in March 2006, none of the nominees for directors, or any of their associates (as such term is used in the SEC's proxy rules and regulations), has purchased any shares under the ESPP. No person has received 5% or more of the total number of shares purchased by participants under the ESPP.

Administration; Offering Periods. Pursuant to the Compensation Committee charter, the Board has delegated authority for all equity and incentive plans, including the ESPP, to the Compensation Committee. Each of the Compensation Committee and the Board has the authority to make rules and regulations for the administration of the ESPP and its interpretations and decisions are final and conclusive. An offering period generally extends for six months; however, the Compensation Committee or the Board may, in its discretion, choose an offering period of 12 months or less for each offering and choose a different offering period for each offering. In addition, pursuant to the terms of the ESPP, our Committee on Employee Benefits has administrative authority under the plan. The ESPP also provides administrative authority to two officers of the Company, acting jointly, to engage in certain administrative tasks in connection with the implementation of the ESPP. However, such officers do not have the authority to increase the number of shares available under the ESPP.

Payment of Purchase Price; Payroll Deductions. An eligible associate may participate in the ESPP by filing with Staples a completed authorization for payroll deduction prior to the applicable offering commencement date authorizing Staples to deduct not more than 10% of their compensation during the offering period. The associate would then be deemed to have been granted an option on the applicable offering commencement date to purchase (1) the largest number of whole shares of common stock that does not exceed the number that is obtained by dividing (A) $12,500 by (B) the fair market value (as determined in accordance with the provisions of the ESPP) of common stock on the applicable offering commencement date, or (2) such other lower number of shares as determined by the Board or the Compensation Committee prior to the offering commencement date. If the offering is for any period other than six months, the $12,500 amount will be adjusted proportionately to reflect the length of the offering period. Under the terms of the ESPP, the option price is an amount equal to 85% of the lesser of the fair market value per share of Staples common stock on the first business day of an offering period or the last business day of such period.

No associate may be granted an option under the ESPP if, immediately after the grant, the associate would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or value of all classes of stock of Staples or any of its subsidiaries. In addition, no associate may be granted an option under the ESPP which would give the associate the right to purchase stock under all of the stock purchase plans of Staples and its subsidiaries at a rate that exceeds $25,000 of the fair market value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time.

Merger. The ESPP contains provisions addressing the consequences of a merger or consolidation of Staples or a sale of all or substantially all of Staples' assets.

Termination or Amendment. The Board may at any time modify, amend or terminate the ESPP in any respect, except where such modification or amendment would require approval by Staples' stockholders under Section 423 of the Code, in which case it may not be effected without such approval, and in no event may an amendment be made which would cause the ESPP to fail to comply with Section 423 of the Code.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to participation in the ESPP and with respect to the sale of Staples common stock acquired under the ESPP. This summary reflects an option price that is equal to 85% of the closing price of our common stock on the exercise date. This summary also assumes that the ESPP complies with Section 423 of the Internal Revenue Code. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Tax Consequences to Participants. A participant will not have income upon enrolling in the plan or upon purchasing stock at the end of an offering.

A participant may have both compensation income and a capital gain or loss upon the sale of stock that was acquired under the plan. The amount of each type of income and loss will depend on when the participant sells the stock.

If the participant sells the stock more than two years after the commencement of the offering during which the stock was purchased and more than one year after the date that the participant purchased the stock at a profit (the sales proceeds exceed the purchase price), then the participant will have compensation income equal to the lesser of:

- 15% of the value of the stock on the day the offering commenced; and
- the participant's profit.

Any excess profit will be long-term capital gain. If the participant sells the stock at a loss (if sales proceeds are less than the purchase price) after satisfying these waiting periods, then the loss will be a long-term capital loss.

If the participant sells the stock prior to satisfying these waiting periods, then he or she will have engaged in a disqualifying disposition. Upon a disqualifying disposition, the participant will have compensation income equal to the value of the stock on the day he or she purchased the stock less the purchase price. The participant also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day he or she purchased the stock. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to Staples. There will be no tax consequences to Staples except that we will be entitled to a deduction when a participant has compensation income upon a disqualifying disposition. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED 1998 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 3 — APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

In March 2009, our Board adopted, subject to stockholder approval, an amendment to the Amended and Restated International Employee Stock Purchase Plan (the "IESPP"), to increase the total number of shares of common stock authorized for issuance under the IESPP by 1,500,000 shares from 1,275,000 shares to 2,775,000 shares.

Since 2000, the IESPP has provided an important incentive to our non-U.S. employees to encourage broad based employee stock ownership in Staples. The continued ability for our associates to purchase shares under the IESPP helps us attract and retain associates who are expected to contribute to our long term growth and success. This is even more important to us after the acquisition of Corporate Express and its subsidiaries which has expanded our international presence. As of April 13, 2009, only 14,028 shares of common stock were available for issuance under the IESPP. If the proposed amendment to increase the number of shares under the IESPP is not approved, then we will not be able to completely fulfill the current offering and the IESPP will be terminated. The absence of a long standing, broad based equity plan might negatively impact recruitment and retention of present or future employees.

Description of the IESPP

Below is a brief summary of the IESPP. The full text of the IESPP, including the proposed amendment to increase the number of authorized shares, is attached as Appendix B to the electronic copy of the filing of this proxy statement with the Securities and Exchange Commission and may be accessed from our website (www.staples.com). In addition, a copy of the IESPP may be obtained from our Corporate Secretary. The following summary is qualified in its entirety by reference to the IESPP.

General. The IESPP is designed to encourage and assist associates of Qualified Subsidiaries (as defined below) in acquiring an equity interest in Staples through the purchase of Staples common stock. The IESPP operates in much the same way as the ESPP, an amendment to which is also being presented to our stockholders for approval, so that there is as much parity as possible in the plans offered to associates of Staples and those of its subsidiaries located outside of the United States. The IESPP permits associates of any non-U.S. subsidiary of Staples as of July 1, 2000, and of any other subsidiary designated by the Board or the Compensation Committee of Staples (each, a "Qualified Subsidiary"), including any director of Staples who is an associate of a Qualified Subsidiary, to purchase shares of common stock from Staples in a series of one or more offerings.

Eligibility. With certain limited exceptions in the case of associates who hold a significant amount of stock of Staples or any subsidiary, all associates of Qualified Subsidiaries, including directors of Staples who are also associates of any Qualified Subsidiaries, are eligible to participate in the IESPP, provided that:

- they have been employed by the Qualified Subsidiary for at least 90 days prior to participation;
- they are associates of the Qualified Subsidiary on the first day of the applicable offering period; and
- they meet any other requirements imposed by the Board of Directors or the Compensation Committee.

Participation in the IESPP. Participation in the IESPP is voluntary. As of April 13, 2009, our Qualified Subsidiaries had approximately 2,345 associates eligible to participate in the IESPP. Because each associate's participation in the IESPP is purely voluntary, the future benefits under the IESPP are not yet determinable. However, based on historical participation rates, we expect the number of associates participating in the IESPP will increase due to our acquisition and integration of Corporate Express and its subsidiaries. The following table summarizes the number of shares purchased under the IESPP by designated individuals and groups (including all associates of the directors and executive officers included in the table) since the IESPP's adoption in March 2000:

AMENDED AND RESTATED INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

Name of Individual or Identification of Group	Title/Position	Dollar Value ($) (1)	Number of Shares Purchased (2)
Named Executive Officers			
Ronald L. Sargent	Chairman and Chief Executive Officer and nominee for Director	0	0
John J. Mahoney	Vice Chairman & Chief Financial Officer	0	0
Michael A. Miles, Jr.	President & Chief Operating Officer	0	0
Joseph G. Doody	President, North American Delivery	0	0
Demos Parneros	President, U.S. Retail	0	0
All current executive officers, as a group		0	0
All current directors who are not executive officers, as a group		0	0
All employees, including all current officers who are not executive officers, as a group		$25,976,023	1,260,972

(1) Based upon the last sales price per share of Staples common stock ($20.60) on April 13, 2009, as reported on the NASDAQ Global Select Market.

(2) The numbers have been adjusted to reflect stock splits since the IESPP was adopted.

None of the nominees for director, or any of their associates (as such term is used in the SEC's proxy rules and regulations), has purchased any shares under the IESPP. No person has received 5% or more of the total number of shares purchased by participants under the IESPP.

Administration; Offering Periods. Pursuant to the Compensation Committee charter, the Board has delegated authority for all equity and incentive plans, including the IESPP, to the Compensation Committee. Each of the Compensation Committee and the Board has the authority to make rules and regulations for the administration of the IESPP and its interpretations and decisions are final and conclusive. An offering period generally extends for six months; however, the Compensation Committee may, in its discretion, choose an offering period of 12 months or less for each offering, choose a different offering period for each offering and begin additional offering periods to allow participation by associates of new Qualified Subsidiaries after an offering period has commenced. The Compensation Committee or the Board may, in its discretion, adopt or implement rules under the IESPP to comply with local jurisdictional laws or rules. Additionally, pursuant to the terms of the IESPP, our Committee on Employee Benefits has administrative authority under the plan. The IESPP also provides administrative authority to two officers of the Company, acting jointly, to engage in certain administrative tasks in connection with the implementation of the IESPP. However, such officers do not have the authority to increase the number of shares available under the IESPP.

Payment of Purchase Price; Payroll Deductions. An eligible associate may participate in the IESPP by enrolling, in such manner and at such time approved by the Compensation Committee, prior to the applicable offering commencement date and authorizing a payroll deduction of not more than 10% of their compensation during the offering period. The associate would then be deemed to have been granted an option on the applicable offering commencement date to purchase (1) the largest number of whole shares of Staples common stock that does not exceed the number that is obtained by dividing (A) $12,500 by (B) the fair market value (as determined in accordance with the provisions of the IESPP) of the common stock on the applicable offering commencement date, or (2) such other lower number of shares as determined by the Board or the Compensation Committee prior to the offering commencement date. If the offering is for any period other than six months, the $12,500 amount will be adjusted proportionately to reflect the length of the offering. Under the terms of the IESPP, the option price is an amount equal to 85% of the lesser of the fair market value per share of common stock on the first business day of an offering period or the last business day of such period. The Board or the Compensation Committee may permit direct contributions by associates instead of payroll deductions if it determines such action to be advisable, and on such terms as it deems advisable.

No associate may be granted an option under the IESPP if, immediately after the grant, the associate would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or value of all classes of stock of Staples or any of its subsidiaries. In addition, no associate may be granted an option under the IESPP which would give the associate the right to purchase stock under all of the stock purchase plans of Staples and its subsidiaries at a rate that exceeds $25,000 of the fair market value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time. Options granted under the IESPP during an offering to all officers and directors of Staples may not equal or exceed 50% of the total options granted during such offering.

Merger. The IESPP contains provisions addressing the consequences of a merger or consolidation of Staples or a sale of all or substantially all of Staples' assets.

Termination or Amendment. The Board may at any time modify, amend or terminate the IESPP in any respect.

Certain Tax Consequences For Non-U.S. Participants

The following is a general discussion of certain material U.S. federal tax consequences to a non-U.S. person who receives and exercises options to purchase shares of common stock under the IESPP, and who disposes of common stock following such exercise. Each non-U.S. participant in the IESPP should consult a tax advisor regarding the U.S. federal, state, local, estate, gift and all non-U.S. tax consequences of participating in the IESPP. This discussion does not consider, among other things, U.S. state and local or non-U.S. tax consequences. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below, possibly with retroactive effect.

As used in this discussion, the term non-U.S. participant means an individual participant in the IESPP who is not, for U.S. federal income tax purposes, a citizen or resident of the United States. As used in this discussion, the term non-U.S. holder means an individual beneficial owner of common stock who is not, for U.S. federal income tax purposes, a citizen or resident of the United States or otherwise subject to U.S. taxation on their worldwide income.

An individual may generally be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of as a nonresident, if, among other things, such individual is physically present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on December 31 of that calendar year, counting all of the days physically present in the United Sates in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

Receipt and Exercise of Option to Purchase Common Stock. A non-U.S. participant generally will not be subject to any U.S. federal income tax or withholding tax upon the receipt of an option to purchase common stock under the IESPP. A non-U.S. participant generally will not be subject to any U.S. federal income tax or withholding tax upon the exercise of an option to purchase common stock under the IESPP.

Gain on Disposition of Common Stock. A non-U.S. holder generally will not be subject to any U.S. federal income tax or withholding tax on any gain recognized on a sale or other disposition of common stock, whether or not such disposition is deemed to be a "disqualifying disposition", unless, among other things: (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, in the event that an income tax treaty applies, is also attributable to a fixed base maintained by the non-U.S. holder in the United States; (ii) the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or (iii) the holder is subject to tax pursuant to U.S. federal income tax provisions applicable to certain U.S. expatriates.

U.S. Estate Tax Consequences. Common stock that is owned or is treated as owned by a non-U.S. holder at the time of death or was the subject of certain lifetime transfers by that individual will be included in that individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Tax Consequences to Staples. There will be no U.S. federal income tax consequences to Staples in connection with transactions relating to the IESPP, except that Staples may be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 4 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has selected the firm of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. Ernst & Young LLP has served as our independent auditor since our inception. Although stockholder approval of the Audit Committee's selection of Ernst & Young LLP is not required by law, our Board believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Audit Committee may reconsider its selection.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.

PROPOSAL 5 — SHAREHOLDER PROPOSAL ON REINCORPORATION

We have been advised that the following non-binding shareholder proposal will be presented at the Annual Meeting. The proposal will be voted on at the Annual Meeting if the proponent, or a qualified representative, is present at the meeting and submits the proposal for a vote. Following the shareholder proposal is our statement in opposition. We will provide promptly to stockholders the name, address and number of shares of our voting securities held by the proponent upon receiving an oral or written request.

FOR THE REASONS SET FORTH BELOW IN OUR BOARD'S STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL, OUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 5.

The text of the shareholder proposal and supporting statement appear below as received by us, and we assume no responsibility for its content or accuracy.

— Beginning of Shareholder Proposal

5 — Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of John Chevedden

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.

- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to allow shareowners a right of access to management's proxy statement. And Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. As a North Dakota company our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- Ronald Sargent, our CEO, was paid $11 million and served on four boards — Over-extension concern.
- Basil Anderson served on 5 boards — Over-extension concern.
- The chairmen of our key board committees each had 18 to 22 years tenure (independence concerns):

Paul Walsh	Audit Committee Chairman
Martin Trust	Executive Pay Committee Chairman
Robert Nakasone	Nominating Committee Chairman

- Plus two additional directors had more than 15-years tenure:

  Mary Burton
  Rowland Moriarty

- Mary Burton was designated as "Accelerated Vesting" director by The Corporate Library and nonetheless served on our Executive Pay Committee.
- Our directors also served on boards rated "D" by The Corporate Library *www.thecorporatelibrary.com,* an independent investment research firm:

Ronald Sargent	Mattel (MAT)
Basil Anderson	Hasbro (HAS)
Basil Anderson	Moody's (MCO)

- We had no shareholder right to:

  Call a special meeting in spite of our 67% supporting vote in 2008.

  Act by written consent.

  Cumulative voting.

  An Independent Chairman

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

— *End of Shareholder Proposal*

Board's Statement in Opposition

The Board unanimously recommends AGAINST this proposal for the following reasons:

We are committed to sound corporate governance. We have, since our founding, sought to follow best practices in corporate governance in a manner that is in the best interest of our business and stockholders. We continually evaluate our business, the competitive landscape and corporate governance practices and have implemented changes to our corporate governance practices, both proactively and sometimes in direct response to the requests of our stockholders. A summary of our corporate governance practices is set forth under the heading "Corporate Governance." In the last several years, some of the highlights of what we have done include the following:

- Declassified our Board structure so that all of our directors are elected annually
- Adopted a majority standard for uncontested director elections
- Terminated our rights plan and adopted a policy providing that the Board can adopt a new one only under limited circumstances
- Eliminated supermajority provisions from our certificate of incorporation
- Provided stockholders with the ability to call a special meeting if they own 25% or more of our outstanding common stock

We have also received high scores and praise from independent third parties for our corporate governance practices. We have historically faired well in this area and expect to continue to do so in the future.

Our stockholders could be harmed by the uncertain impact of reincorporating in North Dakota. We do not believe reincorporating in North Dakota would benefit our stockholders. We have been subject to Delaware law since our incorporation in 1986 and do not have substantial ties to North Dakota. Delaware has a set of well-developed, comprehensive, and flexible corporate statutes which are updated to meet changing needs and are responsive to businesses and protective of stockholders. Approximately 15,000 other companies are also subject to Delaware law. Stockholders, businesses and capital markets are familiar with the requirements and interpretations under Delaware law, and its court system provides everyone with sufficient precedent and some predictability of outcomes. The North Dakota statute, in contrast, has only been in existence since April 2007. It appears that there are only four publicly traded companies that are incorporated in North Dakota and that no companies have elected to be subject to the new statute. Operating a business under a new untested law creates additional cost, uncertainty and inefficiency. Basic corporate actions would also need to be carefully analyzed, taking time from our management's focus on executing our business goals. The proposed change would result in increased costs across our business, uncertainty in our corporate actions for our shareholders and an ongoing inefficiency in our basic operations. The legal and regulatory environment in which our company operates is too important to change without fully understanding its impact.

Reincorporating would be costly and require substantial time and effort. Reincorporation would involve substantial expense and a great deal of time and effort from our management, all of which is better spent focusing on our business, particularly in this challenging economic environment. Generally, a corporation reincorporates by merging into a newly created entity. We would need to analyze the effect of such a structural change not only for Staples, Inc. but also for our numerous subsidiaries. We would have to review and evaluate the impact of such change on our vendor and customer agreements, leases, financing programs, technology licenses and government contracts. Additionally, if such a merger were to take place it could force us to renegotiate terms with third parties for any contracts that have merger restrictions. This may result in increased costs, terms which are not as favorable as those originally negotiated or other unexpected consequences. We would also incur administrative costs in reissuing stock certificates, obtaining consents and permits, filing additional approvals and reports and notifying appropriate counterparties. This diligence process and administrative execution would divert management's time and attention from important initiatives such as the integration of Corporate Express and would also be highly disruptive to the business. Any perceived enhancement of stockholder rights does not justify or outweigh the increased costs and efforts which may result if we reincorporate in North Dakota.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL 5.

CORPORATE GOVERNANCE

As mentioned above, we have a long history of being committed to following the best practices of corporate governance that are in the best interest of our business and all of our stockholders. You can learn more about our current corporate governance principles and review our Corporate Governance Guidelines, committee charters, Corporate Political Contributions Policy Statement and Code of Ethics at *www.staples.com* in the Corporate Governance section of the Investor Information portion of our web site. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, Securities and Exchange Commission and NASDAQ Stock Market. We will continue to modify our policies and practices to meet ongoing developments in this area. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights are:

- **Annual Election of Directors.** Our directors are elected annually for a term of office to expire at the next Annual Meeting (subject to the election and qualification of their successors).
- **Majority Voting.** Under our by-laws, in uncontested elections, our directors are elected if the votes cast "for" the director's election exceed the votes cast "against" the director's election. If an incumbent director in an uncontested election does not receive the required number of votes "for" his or her election, our Corporate Governance Guidelines provide that such incumbent director must tender his or her resignation from our Board. Our Board will respond to the resignation offer within 90 days following the applicable stockholder vote. Such response may range from accepting the resignation offer, to maintaining such director but addressing what our Board believes to be the underlying cause of the votes against such director, to resolving that such director will not be re-nominated for election in the future, to rejecting the resignation, to such other action that our Board determines to be in the best interests of Staples and our stockholders. Our Board will consider all factors it deems relevant, such as any stated reasons why stockholders voted against such director, any alternatives for curing the underlying cause of the votes against such director, the length of service and qualifications of such director, such director's past and expected future contributions to Staples, our Corporate Governance Guidelines and the overall composition of our Board (including whether accepting the resignation would cause Staples not to satisfy any applicable Securities and Exchange Commission, NASDAQ Stock Market or other legal requirements). We will promptly publicly disclose our Board's decision regarding such director's resignation offer.
- **No Stockholder Rights Plan.** We do not currently have a stockholder rights plan in effect and are not considering adopting one. In response to our stockholders' request, our Board adopted a stockholder rights plan policy under which we will adopt a stockholder rights plan only if the plan has been approved by stockholders either in advance or within 12 months of its adoption by our Board.
- **No Supermajority Provisions in our Certificate of Incorporation.** Last year we removed all references requiring a supermajority vote under our certificate of incorporation.
- **Stockholders May Call Special Meetings.** Our by-laws provide that stockholders who own 25% or more of our outstanding stock may call special meetings. This recent change to our by-laws was in response to the stockholder vote on this issue at last year's annual meeting. Stockholders who wish to call special meetings must provide information regarding their holdings and interest in the proposals presented at the special meetings and also must meet certain procedural requirements which are further described in our by-laws.
- **Independent Lead Director and Required Meetings of Independent Directors.** We have a Lead Director, currently Arthur M. Blank, who is independent and is responsible for (1) assuring the independent directors meet in executive session typically after each board meeting, but in all circumstances at least twice each year, (2) facilitating communications between other independent directors and the Chairman of the Board and Chief Executive Officer, (3) chairing the annual performance review of our Chief Executive Officer and (4) consulting with the Chairman of the Board and Chief Executive Officer on matters relating to corporate governance and Board performance. The Lead Director is elected by our independent directors, upon the recommendation of the Nominating and Corporate Governance Committee. Our independent directors held separate meetings following each regularly scheduled meeting of our Board during 2008, and we expect they will continue to do so in subsequent years.

- **Committee Independence.** All members of our Audit Committee, Compensation Committee, Finance Committee and Nominating and Corporate Governance Committee are independent directors, and none of such members receives compensation from us other than for service on our Board of Directors or its committees.
- **Committee Authority.** Each of the Audit, Compensation, Nominating and Corporate Governance and Finance Committees has the authority to retain independent advisors, with all fees and expenses to be paid by Staples.
- **Audit Committee Policies and Procedures.** Under its charter, the Audit Committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act) to be provided by our independent registered public accounting firm. In addition, the Audit Committee has caused us to adopt policies prohibiting (1) executive officers from retaining our independent registered public accounting firm to provide personal accounting or tax services and (2) Staples, without first obtaining the Audit Committee's approval, from filling an officer level position in the finance department with a person who was previously employed by our independent registered public accounting firm.
- **Audit Committee Financial Expert.** Our Board has determined that Mr. Sulentic is an audit committee financial expert under the rules of the Securities and Exchange Commission and is independent as defined by NASDAQ listing standards.
- **Independent Compensation Committee Consultant.** Under the Compensation Committee's charter, we are prohibited from engaging any independent advisor hired by the Compensation Committee.
- **No Dividends on Unvested Stock.** For all equity awards issued after January 2009, we have stopped providing for the payment of dividend equivalents on unvested shares.
- **Stock Ownership Guidelines.** Our stock ownership guidelines require our non-employee directors to own a minimum level of equity in Staples worth at least four times the annual Board cash retainer (currently $75,000), or $300,000. These guidelines also require minimum equity ownership levels for the named executive officers listed in this proxy statement, including our Chief Executive Officer, who must own equity in Staples worth at least five times his annual salary.
- **Political Contributions.** Our Corporate Political Contributions Policy Statement sets forth basic principles that, together with our Code of Ethics and other policies and procedures, guide our approach to corporate political contributions. As indicated in the policy statement, we will make available on our website an annual report of monetary political contributions from corporate funds.

Our Chairman of the Board of Directors and executive officers are elected annually by our Board and serve in such capacities at the discretion of our Board.

During 2008, Elizabeth Smith joined our Board. Last year, our Board requested that Martin Trust continue to serve as a director for an additional one-year term and waived the retirement age guideline set forth in our Corporate Governance Guidelines for Mr. Trust with respect to such term. Mr. Trust will retire as of the 2009 Annual Meeting.

Director Independence

Our Board of Directors, in consultation with our Nominating and Corporate Governance Committee, determines which of our directors are independent. Our Corporate Governance Guidelines provide that directors are "independent" if they (1) meet the definition of "independent director" under the NASDAQ listing standards (subject to any further qualifications required of specific committee members under the NASDAQ listing standards) and (2) in our Board's judgment, do not have a relationship with Staples that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Nominating and Corporate Governance Committee reviews the standards for independence set forth in our Corporate Governance Guidelines periodically and recommends changes as appropriate for consideration and approval by our Board.

In accordance with our Corporate Governance Guidelines, our Board has determined that all of our directors are independent except Mr. Sargent, who is employed as our Chief Executive Officer. Mr. Anderson was determined to be independent in March 2009 in accordance with NASDAQ listing standards. Our independent directors also included Martin Trust, who will retire from our board at the end of his term. In determining which of our directors are currently independent, our Board considered all the available relevant facts and circumstances, including the following:

- Neither we nor any of our subsidiaries has employed or otherwise compensated the independent directors other than for service on our Board and its committees during the past three years.
- We have not employed or otherwise compensated any family members (within the meaning of the NASDAQ listing standards) of the independent directors during the past three years.
- None of the independent directors or their family members is a partner of our independent registered public accounting firm or was a partner or employee of such firm who worked on our audit during the past three years.
- None of our executive officers is on the compensation committee of the board of directors of a company that has employed any of the independent directors or their family members during the past three years.
- No family relationships exist between any of our directors, nominees for director or executive officers.
- During the past three years and in the ordinary course of business, we have provided office products to, received services from, or entered into real property leases with the following companies at which certain of our independent directors serve as executive officers, partners or directors: AMB Group, LLC; Atlanta Falcons; Avon Products, Inc.; Bain & Company; Becton, Dickinson and Company; CB Richard Ellis Group, Inc.; Cox Enterprises, Inc.; CRA International, Inc.; eFunds Corporation; Emory University; Georgia Force; Moody's Corporation; The TJX Companies, Inc.; Trammell Crow Company; and Virtusa Corporation. In each instance, the relevant director did not participate in the negotiation of the transaction and the applicable products or services or real property leases were provided on arm's length terms and conditions and in the ordinary course of each company's business. Also, payments for office products or services or real property leases made during each of our 2009 (to date), 2008, 2007 and 2006 fiscal years between Staples and each of the relevant companies did not exceed 5% of the recipient's consolidated gross revenues for such year and otherwise were not of an amount or nature to interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Meetings and Committees of our Board

Our Board of Directors held a total of seven meetings, including four regularly scheduled meetings and three special meetings, during our 2008 fiscal year. The number of meetings held by each of the committees of our Board during our 2008 fiscal year is set forth below under the description of each committee. During our 2008 fiscal year, each incumbent director attended at least 75% of the combined Board meetings held while a director and committee meetings held while a member of such committee. Our Corporate Governance Guidelines provide that directors are encouraged to attend the Annual Meeting. All directors attended our 2008 Annual Meeting.

Our Board has five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Finance Committee and the Executive Committee. Each of our standing Board committees operates under a written charter adopted by our Board, a copy of which is available at *www.staples.com* in the Corporate Governance section of the Investor Information webpage.

Committee membership as of April 13, 2009 was as follows:

<u>Audit Committee</u>
Robert Sulentic, Chairperson
Justin King
Elizabeth A. Smith

<u>Compensation Committee</u>
Martin Trust, Chairperson
Arthur M. Blank
Mary Elizabeth Burton
Carol Meyrowitz
Paul F. Walsh

<u>Nominating and Corporate Governance Committee</u>
Robert C. Nakasone, Chairperson
Rowland T. Moriarty
Vijay Vishwanath

<u>Finance Committee</u>
Rowland T. Moriarty, Chairperson
Basil L. Anderson
Paul F. Walsh

<u>Executive Committee</u>
Ronald L. Sargent, Chairperson
Arthur M. Blank
Rowland T. Moriarty
Robert C. Nakasone

Audit Committee

The Audit Committee assists our Board in overseeing our compliance with legal and regulatory requirements, the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and our independent registered public accounting firm through receipt and consideration of certain reports from our independent registered public accounting firm. In addition, the Audit Committee discusses our risk management policies and reviews and discusses with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures. The Audit Committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee also prepares the Audit Committee Report required under the rules of the Securities and Exchange Commission, which is included elsewhere in this proxy statement. The Audit Committee has established procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters. The Audit Committee meets independently with our independent registered public accounting firm, management and our internal auditors. The members of the Audit Committee are independent directors, as defined by its charter and the rules of the Securities and Exchange Commission and NASDAQ Stock Market. The Audit Committee met five times in person and three times by telephone during our 2008 fiscal year.

Compensation Committee

The Compensation Committee's responsibilities include setting the compensation levels of executive officers, including our Chief Executive Officer, reviewing, approving and providing recommendations to our Board regarding compensation programs, administering our equity incentive, stock purchase and other employee benefit plans and authorizing awards under our equity incentive plans. The members of the Compensation Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Compensation Committee met five times in person during our 2008 fiscal year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include providing recommendations to our Board regarding nominees for director, membership on our Board committees, and succession matters for our Chief Executive Officer. An additional function of the Nominating and Corporate Governance Committee is to develop and recommend to our Board our Corporate Governance Guidelines and to assist our Board in complying with them. The Nominating and Corporate Governance Committee also oversees the evaluation of our Board and our

Chief Executive Officer, reviews and resolves conflict of interest situations, reviews and approves related party transactions and interprets and enforces our Code of Ethics. The Nominating and Corporate Governance Committee also oversees our political contributions and recommends to our Board any proposed revisions to our Corporate Political Contributions Policy Statement. The members of the Nominating and Corporate Governance Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee met four times in person during our 2008 fiscal year.

Finance Committee

The Finance Committee's responsibilities include being available, as needed, to evaluate and consult with and advise our management and our Board with respect to capital structure and capital policies, events and actions that could impact capital structure, payment of dividends, share repurchases, borrowing practices, debt or equity financings, credit arrangements, investments, mergers, acquisitions, joint ventures, divestitures and other similar transactions. The Finance Committee met once in person and once by telephone during our 2008 fiscal year.

Executive Committee

The Executive Committee is authorized, with certain exceptions, to exercise all of the powers of our Board in the management and affairs of Staples. It is intended that the Executive Committee will take action only when reasonably necessary to expedite our interests between regularly scheduled Board meetings. A quorum can only be established by the presence of both a majority of the members of the Executive Committee and two non-management members of the Executive Committee. The Executive Committee did not meet during our 2008 fiscal year.

Director Candidates

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, engaging a professional recruiting firm to help identify and recruit potential candidates, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the assessment criteria set forth in our Corporate Governance Guidelines. These criteria include diversity, age and skills such as understanding of the retail industry, the office products market, finance, accounting, marketing, technology, international business and other knowledge needed on our Board. The principal qualification of a director is the ability to act effectively on behalf of all of our stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for any prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities.

Elizabeth A. Smith joined our board in September 2008. She has also been nominated for election as a director at our Annual Meeting. Ms. Smith was identified as a potential candidate for our Board by a professional recruiting firm that the Nominating and Corporate Governance Committee engaged and was interviewed by each member of the Nominating and Corporate Governance Committee. After consideration of her background, the Nominating and Corporate Governance Committee recommended, and our Board approved, the election of Ms. Smith to our Board.

Stockholders may recommend an individual to the Nominating and Corporate Governance Committee for consideration as a potential director candidate by submitting the following information: (1) the candidate's name; (2) appropriate biographical information and background materials regarding the candidate; and (3) a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made. Such information should be submitted to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the relevant procedures summarized in this proxy statement under the caption "Shareholder Proposals."

Communicating with our Board

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairperson of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, with the advice and assistance of our General Counsel, is primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries of such communications to the other directors as he or she considers appropriate.

Under procedures approved by a majority of our independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairperson of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications. In addition, as provided by our Corporate Governance Guidelines, if a meeting is held between a major stockholder (including institutional investors) and a representative of the independent directors, the Lead Director will serve, subject to availability, as such representative of the independent directors.

Stockholders who wish to send communications on any topic to our Board should address such communications to The Board of Directors, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to our Board with respect to the compensation paid to our non-employee directors ("Outside Directors"). Our Outside Directors are predominantly compensated through stock option and restricted stock awards reflecting the Compensation Committee's philosophy that director pay should be aligned with the interests of our stockholders. In addition, the Outside Directors receive a cash retainer which is described in more detail below.

It is the Compensation Committee's goal to maintain a level of Outside Director compensation above the median of companies both within our peer groups as well as similarly-sized companies in general industry. Each year, generally at its June meeting, the Compensation Committee reviews an extensive analysis of marketplace practices for outside director pay conducted by management and reviewed by the Compensation Committee's independent advisor. Based on the results of its 2007 annual review, the Compensation Committee had recommended, and the Board approved, changes to our Outside Director compensation program, which became effective in 2008. These changes reflect certain market and corporate governance trends applicable to director compensation, including the prevalence of restricted stock awards over stock option awards, the imposition of holding period requirements and larger cash retainers. Consistent with recent changes to our equity program for associates, the revised Outside Director compensation program also reflects a value-based approach to equity grants in which the amount of the awards made to Outside Directors is based on a fixed value rather than a fixed number of shares. The change to a value-based approach for our overall equity program was made for a variety of reasons, including market trends and the anticipated growing expense of a fixed share program.

During our fiscal year 2008, our Outside Directors were compensated as further described in this paragraph. Upon initial election to our Board, Elizabeth Smith, a new Outside Director in 2008 was granted shares of restricted stock with a value of $150,000 that cliff-vest after three years and may be sold upon vesting. Each of our other Outside Directors received an annual grant of (1) stock options with a value of $112,500 that vest after one year, the underlying shares of which may be sold upon vesting, and (2) shares of restricted stock with a value of $112,500 that vest after one year and may be sold only upon leaving our Board. Ms. Smith received a pro rata portion of the annual grant as she was elected to the Board mid year during 2008. Within two business days after the Board's regularly scheduled meeting in December, (a) the Lead Director was granted additional shares of restricted stock with a value of $40,000, (b) each chairperson of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee was granted additional shares of restricted stock with a value of $32,000 and (c) the chairperson of the Finance Committee was granted additional shares of restricted stock with a value of $8,000, and in each case such shares vest after one year and may be sold only upon leaving our Board. The number of shares of restricted stock is determined by dividing the fixed value by the closing price of our common stock on the date of grant. The number of stock options is determined by dividing the fixed value by the binomial value used by Staples for financial reporting purposes and then dividing that number by the closing price of our common stock on the date of grant. Stock options have an exercise price equal to the fair market value of our common stock as reported on the Nasdaq Global Select Market on the date of grant. Upon a change-in-control of Staples or upon a director leaving our Board after reaching the age of 72, all of such director's outstanding unvested stock options and restricted stock would fully vest.

Each Outside Director also received a quarterly cash payment of $18,750 and is reimbursed for reasonable expenses incurred in attending meetings of our Board. The chairperson of the Audit Committee received an additional quarterly cash payment of $3,750.

Our Outside Directors are subject to Stock Ownership Guidelines set forth in our Corporate Governance Guidelines. It is the Board's policy that prior to the later of December 7, 2009 or five (5) years after joining the Board, all Outside Directors attain minimum stock ownership equal in value to at least four times the annual Board retainer.

The table below sets forth certain information concerning our 2008 fiscal year compensation of our Outside Directors.

DIRECTOR COMPENSATION FOR 2008 FISCAL YEAR

Name*	Fees earned or paid in cash ($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(3)	All Other Compensation ($) (4)	Total ($)
Basil L. Anderson	75,000	166,214	96,456	3,503	341,173
Arthur M. Blank	75,000	130,006	94,020	4,344	303,370
Mary Elizabeth Burton	75,000	152,368	125,501	5,879	358,748
Justin King	75,000	112,710	79,596	2,117	269,423
Carol Meyrowitz	75,000	108,292	73,240	1,919	258,451
Rowland T. Moriarty	75,000	153,798	125,501	6,473	360,772
Robert C. Nakasone	75,000	163,256	125,501	7,067	370,824
Elizabeth A. Smith	37,500	44,279	5,475	0	87,254
Robert E. Sulentic	78,750	114,044	79,596	2,117	274,507
Martin Trust	75,000	168,595	125,501	7,611	376,707
Vijay Vishwanath	75,000	117,572	97,810	2,315	292,697
Paul F. Walsh	86,250	168,646	125,501	7,067	387,464

* Excludes Mr. Sargent, who served as our Chief Executive Officer during our 2008 fiscal year and whose compensation is reported in the Summary Compensation Table included in this proxy statement.

(1) The amounts shown in the Stock Awards and Option Awards columns represent the accounting expense that we recognized under FASB Statement No. 123(R) during our 2008 fiscal year for awards granted during our 2008 fiscal year and prior years, not the actual amounts paid to or realized by our Outside Directors during our 2008 fiscal year. The FASB 123(R) amount as of the grant date for stock awards and stock options is generally spread over the number of months of service required for the shares subject to the award to vest. The FASB 123(R) amount recorded for our directors' stock and option awards in 2008 reflects the retirement acceleration provisions of FASB 123(R). Under these provisions, the compensation expense associated with individuals who are eligible to retire and receive their awards before the stated vesting dates must be accelerated even if such individuals do not intend to retire. For the awards made in 2008, only Mr.Trust is currently eligible for accelerated vesting of his stock and option awards. All of our Outside Directors other than Messrs. King, Sulentic and Vishwanath and Ms. Meyrowitz and Smith are currently eligible for accelerated vesting of their stock and option awards granted between June 30, 2004 and December 13, 2007 under our rule of 65, which is described under the caption "Accelerated Vesting of

Awards" following the Grants of Plan-Based Awards for 2008 Fiscal Year table elsewhere in this proxy statement. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in our financial statement reporting for such awards.

(2) Awards made during 2008 represent shares of restricted stock that vest in full on the first anniversary of the grant date, provided that the director continues to serve on our Board, and may be sold only upon leaving our Board. The shares of restricted stock awarded to a director will fully vest upon retirement or resignation, should such director leave our Board after reaching the age of 72. Awards made prior to 2008 represent shares of restricted stock that vest in full on the third anniversary of the grant date, provided that the director continues to serve on our Board until that date. The shares of restricted stock awarded prior to 2008 to a director who meets the age and length of service requirements under our rule of 65 will fully vest upon retirement or resignation should such director leave our Board before the end of the applicable vesting period.

(3) Awards made during 2008 represent stock option grants that vest after one year, provided that the director continues to serve on our Board. The stock options awarded to a director will fully vest upon retirement or resignation, should such director leave our Board after reaching the age of 72. Awards made prior to 2008 represent stock option grants that vest ratably on an annual basis over a four-year vesting period, provided that the director continues to serve on our Board. The stock options awarded prior to 2008 to a director who meets the age and length of service requirements under our rule of 65 will fully vest upon retirement or resignation, should such director leave our Board before the end of the applicable vesting period. For options granted prior to May 1, 2005, the fair value for these options was estimated as of the date of grant using a Black-Scholes option-pricing model. For stock options granted on or after May 1, 2005, the fair value of each award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note I to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2008 fiscal year.

(4) Reflects payments of dividend equivalents on restricted stock. Beginning with awards granted after January 2009, dividend equivalents will not be paid on unvested restricted stock.

The table below supplements the Director Compensation table above by providing (1) the FASB 123(R) grant date fair value of restricted shares and stock options awarded to our directors during our 2008 fiscal year and (2) the total number of stock options and unvested restricted shares held by our directors as of January 31, 2009, the end of our 2008 fiscal year.

Fair Values and Outstanding Director Awards

Name	Grant Date	Award Type	Number of Shares Awarded in FY 2008	Grant Date Fair Value ($)	Total Options and Unvested Restricted Shares as of 2008 FYE
Basil L. Anderson	3/13/2008	RS	5,214	112,518	10,614
	3/13/2008	OP	16,699	112,506	443,074 (1)
Arthur M. Blank	3/13/2008	RS	5,214	112,518	
	12/11/2008	RS	2,344	40,012	14,908
	3/13/2008	OP	16,699	112,506	133,699
Mary Elizabeth Burton	3/13/2008	RS	5,214	112,518	15,414
	3/13/2008	OP	16,699	112,506	237,199
Justin King	3/13/2008	RS	5,214	112,518	6,414
	3/13/2008	OP	16,699	112,506	48,199
Carol Meyrowitz	3/13/2008	RS	5,214	112,518	5,814
	3/13/2008	OP	16,699	112,506	43,699
Rowland T. Moriarty	3/13/2008	RS	5,214	112,518	
	12/11/2008	RS	469	8,005	17,683
	3/13/2008	OP	16,699	112,506	169,699
Robert C. Nakasone	3/13/2008	RS	5,214	112,518	
	12/11/2008	RS	1,875	32,006	19,989
	3/13/2008	OP	16,699	112,506	214,699
Elizabeth Smith	9/11/2008	RS	8,271	206,279	8,271
	9/11/2008	OP	7,786	56,255	7,786
Robert E. Sulentic	3/13/2008	RS	5,214	112,518	
	12/11/2008	RS	469	8,005	6,883
	3/13/2008	OP	16,699	112,506	48,199
Martin Trust	3/13/2008	RS	5,214	112,518	
	12/11/2008	RS	1,875	32,006	21,639
	3/13/2008	OP	16,699	112,506	237,199
Vijay Vishwanath	3/13/2008	RS	5,214	112,518	7,014
	3/13/2008	OP	16,699	112,506	52,699
Paul F. Walsh	3/13/2008	RS	5,214	112,518	
	12/11/2008	RS	1,406	24,000	19,520
	3/13/2008	OP	16,699	112,506	237,199

RS = Restricted stock
OP = Stock option

(1) Includes 380,000 options which expired during the first quarter of 2009.

Report of the Audit Committee of the Board

The Audit Committee of the Board is composed of three members and acts under a written charter as amended and restated on December 12, 2006, a copy of which is available at our public web site at *www.staples.com* in the Corporate Governance section of the Investor Information webpage. The members of the Audit Committee are independent Directors, as defined by its charter and the rules of the Commission and NASDAQ Global Select Market.

The Audit Committee provides independent, objective oversight of Staples' financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation of Staples' financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements for the 2008 fiscal year, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young LLP, Staples' independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Staples' accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards 61, as amended (AICPA Professional Standards, Vol.1 AU Section 380). The independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Rule 3526 of the Public Company Accounting Oversight Board, *Communication with Audit Committees Concerning Independence (Rule 3526)*. The Audit Committee discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from management and Staples, including the matters in the written disclosures required by Rule 3526, and considered the compatibility of non-audit related services provided to Staples by the independent registered public accounting firm with the independent registered public accounting firm's independence.

The Audit Committee discussed with Staples' internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Staples' internal controls, and the overall quality of Staples' financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to Staples' Board of Directors, and the Board approved, that Staples' audited financial statements be included in Staples' Annual Report on Form 10-K for the year ended January 31, 2009 for filing with the Securities and Exchange Commission.

Audit Committee:

Robert Sulentic, Chairperson
Justin King
Elizabeth A. Smith

Independent Registered Public Accounting Firm's Fees

In the interest of ensuring our independent registered public accounting firm's independence, we consider it important to maintain a low ratio of their non-audit fees to their audit fees. In fiscal years 2008 and 2007, these ratios were approximately 0.26:1 and 0.27:1.

Audit Fees

Ernst & Young LLP billed us an aggregate of approximately $8.1 million and $4.1 million in fiscal years 2008 and 2007, respectively, for professional services rendered in connection with our annual audit, the audit of our internal controls over financial reporting, the review of our interim financial statements included in our Form 10-Q, statutory filings, registration statements, accounting consultation and compliance with regulatory requirements. The increase in audit fees from 2007 to 2008 relates to the following audit services: (1) expansion of the audit scope relating to the acquisition of Corporate Express, including statutory audits; (2) audit procedures in connection with the initial allocation of the purchase price of the Corporate Express acquisition, including tax matters; (3) required financial statement filings with the SEC arising from the Corporate Express acquisition and related refinancing activities, such as our January 2009 senior note offering; and (4) accounting consultations relating to the previous matters.

Audit-Related Fees

Ernst & Young LLP billed us an aggregate of approximately $92,000 and $64,000 in fiscal years 2008 and 2007, respectively, for services related to assistance with internal control reporting, other reports required to satisfy regulatory requirements and employee benefit plan audits.

Tax Fees

Ernst & Young LLP billed us an aggregate of approximately $2.7 million and $1.0 million in fiscal years 2008 and 2007, respectively, for services related to tax compliance, tax planning and tax advice. The increase from 2007 to 2008 is the result of services performed in connection with the acquisition of Corporate Express. For fiscal years 2008 and 2007, approximately $137,000 and $362,000, respectively, of these fees related to tax compliance.

All Other Fees

Ernst & Young LLP billed us approximately $0 in our 2008 fiscal year for other services. Ernst & Young LLP billed us approximately $5,000 in our 2007 fiscal year for other services related to non-technical training and education courses.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services (other than *de minimus* non-audit services as defined by the Sarbanes-Oxley Act) unless the service is specifically approved in advance by the Audit Committee. All services provided to us by Ernst & Young LLP in each of fiscal years 2008 and 2007 were approved in accordance with these policies.

Certain Relationships and Related Transactions

Our written Code of Ethics sets forth the general principle that our directors, executive officers and other associates should avoid any situation that could be perceived as a conflict of interest, regardless of the dollar amount involved. This principle is also reflected in our written Corporate Governance Guidelines ("Guidelines") and the written materials that we use to educate associates about conflict of interest guidelines. For example, under the Guidelines, if an actual or potential conflict of interest develops for any reason, including, without limitation, because of a change in business operations of the Company or because of a director's circumstances, the director should immediately report the matter to our General Counsel, who should then report the matter to the Nominating and Corporate Governance Committee ("Committee") for review and determination. In the event there is a significant conflict, the director must resign or the conflict must be resolved. Additionally, under the Guidelines, any director who wishes to join the board of directors of another company must provide written notice to the chairperson of the Committee. The chairperson of the Committee, after consultation with our General Counsel, will then respond to the director with a resolution. We also ask each of our executive officers and directors to fill out questionnaires every year to help enable us to identify if a potential conflict of interest exists.

Pursuant to the written charter of the Committee, the Committee is responsible for reviewing, approving or ratifying any "related party transactions." These are transactions which exceed $120,000 and in which (i) Staples and any of our directors, director nominees, executive officers, 5% shareholders and their immediate family members are participants, and (ii) such participants had or will have a direct or indirect material interest. In the course of reviewing potential related party transactions, the Committee considers the nature of the related person's interest in the transaction; the presence of standard prices, rates, or terms consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for entering into the transaction; the potential effect of the transaction on the status of a independent director; and any other factors the Committee may deem relevant. The procedures for review, approval or ratification of a related party transaction for Staples, our directors, executive officers and 5% shareholders are the same as those listed above for actual or potential conflicts of interests involving directors under the Guidelines, including the use of a questionnaire to identify potential related party transactions.

Our Code of Ethics, Guidelines and the charters for all the committees of our Board are available at *www.staples.com* in the Corporate Governance section of the Investor Information webpage.

There may be times when a commercial relationship involving our directors, executive officers or their family members is beneficial to us or is not likely to raise material conflict of interest issues. Our Code of Ethics provides the following guidelines for certain types of commercial relationships:

- Executive officers must not work or consult for a company that is one of our vendors or customers, but may serve as a director of such company if (1) such company's annual sales to or purchases from us are less than 5% of such company's annual revenues, (2) the executive officer discloses the directorship to our General Counsel, who in turn obtains the approval of our Chief Executive Officer or, in the case of a management director, the Committee and (3) the executive officer agrees not to participate in or influence any matter affecting the business relationship or transactions between us and such company.

- Executive officers and directors must not purchase or maintain a financial interest in a company that is one of our vendors or customers unless (1) the annual sales to or purchases from us are less than 5% of such company's annual revenues or (2) for a public company, the executive officer's or director's ownership interest is both passive and less than 1% or (3) for a private company, the executive officer's or director's ownership interest is both passive and less than 5% and the interest is approved by our Chief Executive Officer, or if the interest is held by our Chief Executive Officer, Chairperson or one of our directors, by the Committee.

- Outside Directors may work or consult for or serve on the board of a company that is one of our vendors or customers if (1) such company's annual sales to or purchases from us are less than 5% of such company's annual revenues, (2) the director discloses the position to our General Counsel and the Committee and (3) the director agrees not to participate in or influence any matter affecting the business relationship or transactions between us and such company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

The Compensation Committee of our Board of Directors, which is comprised entirely of independent directors, oversees our executive compensation program and determines all compensation for our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers, whom we refer to collectively as the "named executive officers."

Our executive compensation program is designed to meet three principal objectives:

- Attract, retain and reward executive officers who contribute to our long term success;
- Align compensation with short and long term business objectives; and
- Motivate and reward high levels of individual and team performance.

These objectives collectively seek to link compensation to overall company performance, which helps to ensure that the interests of our executives are aligned with the interests of our stockholders. We believe that Staples has successfully achieved these objectives as demonstrated by the fact that the average tenure at Staples of our named executive officers is 14 years and by the below tables showing how Staples' compounded annual growth rate (CAGR) in total stockholder return (share price increase plus annual dividends) (TSR) has exceeded market performance over the past five and seven year periods.


5 Year TSR CAGR
0%
-1%
-2%
-3%
-4%
-5%
-6%
-1.15%
-4.24%
-5.08%
SPLS
S&P 500
S&P Retail


7 Year TSR CAGR
6%
4%
2%
0%
-2%
-4%
-6%
4.93%
-2.56%
-3.84%
SPLS
S&P 500
S&P Retail

The Compensation Committee's decisions regarding executive compensation during our 2008 fiscal year were based on achieving the above objectives, with an emphasis on:

- our initiatives to increase long term stockholder value by increasing earnings per share, return on net assets, and customer service;
- the nature and scope of the named executive officers' responsibilities, taking into account considerations of pay equity among the named executive officers;
- the competitive market for executive talent; and
- success in creating a culture of integrity and compliance with applicable law and our Code of Ethics.

In terms of setting compensation for our 2008 fiscal year, the Compensation Committee set the salaries and goals for the fiscal 2008 year performance share awards in March 2008, established the performance objectives for the Executive Officer Incentive Plan in April 2008 and approved the annual equity awards in June 2008. As discussed further under "Long Term Equity Incentives," the Compensation Committee approved retention awards of restricted stock to each of the named executive officers in March 2008. In addition, in June 2008, the Compensation Committee approved a new executive compensation peer group comprised of twenty companies, which the Compensation Committee believes are more reflective of Staples' growth in both the delivery and international segments of its business. With respect to these decisions, the Compensation Committee used several analytic tools and considered multiple viewpoints, including those of an independent compensation consultant, to ensure that its decisions were informed and equitable and that our executive compensation program achieved its objectives.

Based on its assessment of our 2007 fiscal year performance, analysis of data derived from various analytic tools, and consideration of the totality of the advice and information provided to it, the Compensation Committee found that the named executive officers had been appropriately compensated in our 2007 fiscal year and set compensation for our 2008 fiscal year. Some of the Compensation Committee's key findings were:

- In the three year period 2005-2007, the named executive officers, both individually and as a group, effectively helped create long term stockholder value by increasing earnings per share at a compounded annual growth rate of 14.9%, generating a return to stockholders at a compounded annual growth rate of 4.1%, and managing assets effectively with a 12.6% average return on invested capital.
- Each of the named executive officers had challenging and wide ranging responsibilities commensurate with their overall pay package;
- The salary of the Chief Executive Officer was less than two times the salary of the next highest paid named executive officer, and the total annual targeted direct compensation for the Chief Executive Officer was slightly greater than two times that of the next highest paid named executive officer;
- Compensation levels for the named executive officers were consistent with, and appropriate in relation to, Staples' three year performance relative to the peer group and aligned with both the marketplace and our business objectives.
- Staples continued to foster a culture of integrity and commitment to compliance with the law, as evidenced by its continued expansion of its ethics program and inclusion in the Dow Jones Sustainability Index.

Throughout this Compensation Discussion and Analysis, we refer to the sum of base salary, performance based annual cash bonuses and long term equity incentives as "total direct compensation" and we refer to the sum of base salary and performance based annual cash bonuses as "total cash compensation."

Pay Mix

The Compensation Committee relies upon its judgment and not upon rigid guidelines or formulas or short term changes in our stock price in determining the amount and mix of compensation elements for each named executive officer. We seek to achieve our executive compensation objectives through the use of five compensation components which are summarized in the table below.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Base salary	• Attracts, retains and rewards talented executives with annual salary that reflects the executive's performance, skill set and value in the marketplace.	• Targeted at median of comparable peer group positions. • The only fixed component of compensation. • Comprises 10% - 17% of total direct compensation at target (base salary + target bonus + target equity) for our named executive officers.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Performance based annual cash bonuses	• Focuses executives on annual financial and operating results. • Links compensation to stockholder interests. • Enables total cash compensation to remain competitive within the marketplace for executive talent.	• Total cash compensation (base salary + target bonus) is targeted at median of comparable peer group positions. • Payout target ranges from 60% to 125% of salary and depends upon company wide and/or business unit performance relative to earnings per share, return on net assets, and customer service targets. • Minimum earnings per share achievement is required for any payout. • 0% to 175% of target payout can be achieved. • Target total cash compensation comprised 23% to 27% of total direct compensation at target for our named executive officers in fiscal 2008. • The average annual cash bonus payout, as a percentage of salary, to the current named executive officers over the past three fiscal years (2006-2008) has been 46%.
Long term equity incentives	• Rewards the achievement of long term business objectives that benefit our stockholders. • Retains a successful and tenured management team.	• 2008 fiscal year portfolio of stock options (50% of target equity value), performance share awards (30% of target equity value) and tenure-based restricted stock (20% of target equity value). • We compare our long term incentives at target to our peer group to ensure that we are competitive with our peer group, with a focus on being at or above the median. The value of our long term incentives at target have remained constant for the last three years. Long term equity incentives at target comprised 73% to 77% of total direct compensation at target for our named executive officers in fiscal 2008. • Performance based long term equity incentives at target combined with target annual cash bonus brings "at risk" fiscal 2008 compensation to a range of 69% to 74% of total direct compensation at target for the named executive officers.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Retirement and other benefits	• Helps to attract and retain talented executives with benefits that are comparable to those offered by companies in our peer group and other companies with whom we compete for talent.	• Includes a limited company match, up to 4% of salary and bonus, to a supplemental executive retirement plan. • Rule of 65. If an executive officer is at least age 55 and the sum of his or her age and years of service equals or exceeds 65, all restricted stock awards granted after June 30, 2004 vest in full (but may not be sold until the earlier of normal vesting or retirement) and all stock option awards granted after June 30, 2004 vest in full upon the earlier of normal vesting or retirement.
Executive perquisites	• Consistent with our egalitarian culture, we offer limited executive perquisites to attract and retain talented executives.	• We provide limited reimbursement for tax, estate and financial planning services. Beginning in 2008, any amounts reimbursed are not grossed up for taxes.

Each of our named executive officers is assigned by management to a salary grade within the salary grade structure established for all management positions across Staples, and these salary grade assignments are reviewed and approved by the Compensation Committee. The salary grade structure provides, within each salary grade, a specific salary range, an annual target cash incentive and a target value of long term equity awards. An individual's performance in combination with one's position and responsibilities impact base salary within each grade and one's grade level. Positions at more senior levels have a greater portion of compensation "at risk" through our cash and equity incentive programs. All elements of the salary grade structure for the named executive officers are reviewed annually by the Compensation Committee. Our named executive officers are grouped into the three highest salary grade levels based on their responsibilities within Staples, with the Chief Executive Officer at the highest grade level, followed by the Chief Financial Officer and Chief Operating Officer and then the Presidents of North American Delivery and U.S. Retail.

While the Compensation Committee independently evaluates each of the compensation components discussed in the above table, it places greater emphasis on total direct compensation (the sum of base salary, performance based annual cash bonuses and long term equity incentives) rather than any one component because of their combined greater potential to influence our named executive officers' performance. As described under "The Compensation Committee's Processes — Benchmarking," in September of each year, the Compensation Committee evaluates the relative mix of pay components for each of the named executive officers in comparison to the pay mix for comparable positions in the peer group companies. The Compensation Committee believes, and our pay mix reflects, that a substantial portion of the compensation for our named executive officers should be "at risk" and aligned with stockholders' interests. The total direct compensation at target for each named executive officer is set so that the achievement of financial and non-financial goals along with projected stock price appreciation would likely deliver total direct compensation in the top quartile of our peer group.

For each of our named executive officers, the chart below illustrates base salary, bonus earned under the Executive Officer Incentive Plan and long term equity incentives as a percentage of annual total direct compensation at target for our 2008 fiscal year, with a focus on highlighting "at risk" compensation. The performance share component of the long term equity incentives and the bonus earned under our Executive Officer Incentive Plan are performance based plans and represent "at risk" compensation since minimum levels of performance must be attained in order for any payout to occur. Similarly, the stock option component of our long term equity incentives is performance based and "at risk" since the stock price at exercise must exceed the original fair market value grant price in order to provide any value to the executive.

2008 Total Compensation Mix at Target


CEO
10.1%
15.5%
38.6%
Pay at Risk
12.6%
23.2%
CFO/COO
13.3%
15.3%
38.4%
Pay at Risk
10.0%
23.0%
President NAD/USR
16.8%
14.6%
36.6%
Pay at Risk
10.1%
21.9%
Base Salary
Restricted Stock
Bonus
Performance Shares
Stock Options

Each of the compensation elements is expressed as a percentage of total direct compensation at target, which is comprised of year ending base salary, annual target bonus under our Executive Officer Incentive Plan, the value of stock options at grant, and the value of restricted shares and performance shares at grant. The valuation information is consistent with the information presented in the Summary Compensation Table included in this proxy statement and the financial statements included in our Annual Report on Form 10-K for our 2008 fiscal year.

Base Salary

The Compensation Committee generally sets base salaries for the named executive officers at approximately the median (50th percentile) of comparable positions in our peer group. Changes in base salary are typically considered based on individual performance during our annual performance review process, as well as in the event of a promotion or change in responsibilities. In March 2008, Mr. Sargent recommended no salary increases for the other named executive officers and other senior executives due to the challenging economic environment, and the Compensation Committee, after consulting with its independent consultant, approved his recommendation and also decided not to increase Mr. Sargent's salary. As a result of the Compensation Committee's action, Mr. Sargent's base salary was set below the median of base salaries for Chief Executive Officers in our peer group. Mr. Sargent's base salary is approximately 10% of his total annual targeted direct compensation. In general, the Compensation Committee allocates a greater percentage of Mr. Sargent's total direct compensation to performance based and equity incentives because Mr. Sargent is uniquely situated to influence our short and long term performance.

Performance Based Annual Cash Bonus

Under the terms of the Executive Officer Incentive Plan, each named executive officer has a target bonus award for each plan year based on his salary grade level. Target bonus awards are between 60% and 125% of the actual base salary paid to the named executive officer during that plan year. The target bonus percentages are determined by the Compensation Committee based upon an analysis of annual cash incentive opportunities for similar positions in the peer group companies. The Compensation Committee generally selects target bonus percentages for the named executive officers such that target total cash compensation approximates the median of comparable positions in our peer group.

Within 90 days after the beginning of each plan year, the Compensation Committee establishes specific performance objectives for the payment of bonus awards for that plan year. Under the Executive Officer Incentive Plan, the performance objectives for each plan year are based on one or more of the following measures: sales, earnings per share, return on net asset dollars, return on equity and customer service levels. The Compensation Committee may determine that special one-time or extraordinary gains or losses should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels are based on customer satisfaction surveys conducted by a third party. The Compensation Committee believes that the performance objectives established each fiscal year for the Executive Officer Incentive Plan are important in that year to driving sustainable growth and increasing stockholder value.

For each plan year, a specified percentage of each bonus award is based upon each of the performance objectives selected by the Compensation Committee for that plan year. For each of the performance objectives that are met, a corresponding portion of the bonus award is paid. Each performance objective has an associated threshold level that must be achieved for any of the bonus award associated with such objective to be paid. Under the terms of our Executive Officer Incentive Plan, bonuses are not paid unless we achieve minimum earnings per share. The maximum bonus award payable to a named executive officer is $4 million during any of our 2008 through 2012 plan years. In addition, the Compensation Committee presently limits bonus awards to twice a named executive officer's target bonus award. Generally in March of each year, the Compensation Committee determines whether the performance objectives for the previous plan year have been achieved.

Each of the named executive officers was eligible to participate in our Executive Officer Incentive Plan during our 2008 fiscal year. In March 2008, the Compensation Committee selected three performance objectives for our 2008 fiscal year which on a Company-wide basis were: (1) 13% growth in earnings per share, which was weighted at 40% of the targeted bonus award; (2) a 21% increase in return on net asset dollars, which was weighted at 40% of the targeted bonus award; and (3) improved customer service, which was weighted at 20% of the targeted bonus award. In the Committee's view, the goals were set aggressively, especially in light of what was expected to be a deteriorating economic environment, with a payout only upon achieving a level of earnings per share at least equal to what the company achieved in fiscal year 2007. The return on net asset dollars, and customer service goals are business unit specific for Messrs. Doody and Parneros and reflect total company performance for Messrs. Sargent, Mahoney and Miles, and all of the goals were based on the financial plan for our 2008 fiscal year.

In light of the increasingly poor visibility of sales in a challenging economic environment, the performance objective based on total sales under the Executive Officer Incentive Plan for fiscal year 2007 was eliminated in fiscal year 2008, resulting in greater emphasis on earnings per share and return on net asset dollars. The Compensation Committee believes that earnings per share and return on net asset dollars are the most important indicators of value creation and the customer service metric most closely tracks our customers' response to our product and service offerings. Earnings per share, return on net asset dollars and customer service, as well as their relative weights, were the performance measures for our Executive Officer Incentive Plan for all years since 2002, except 2007, when sales was an additional measure.

For purposes of our 2008 Executive Officer Incentive Plan, the performance objectives are calculated as follows. Earnings per share is calculated using the amounts set forth in our financial statements. Return on net asset (RONA) dollars are calculated as net operating profit after tax (NOPAT) for the most recent 12 months, less the average of the most recent 13 months' net asset balance, multiplied by 11.7%, which is our long-term weighted average cost of capital. To more accurately reflect the nature and performance of our business, we make certain adjustments to the amounts set forth in our financial statements to calculate RONA dollars. To calculate NOPAT, we begin with our business unit income, add back rent and deduct depreciation on capitalized rent and taxes on adjusted income. To calculate net assets, we begin with our balance sheet net assets, add back interest bearing debt, net capitalized rent and implied goodwill and deduct corporate cash. RONA dollar objectives exclude the difference between the actual and budgeted impact of foreign currency exchange. The customer service score for our retail business is calculated by tabulating the total number of "extremely satisfied" customers, reflecting a rating of five on a five point scale, divided by the total number of submitted customer surveys. The survey invitations are randomly printed on the cash register receipt, and the program is administered by a third party. The customer service score for our delivery business is based on survey responses from customers who are invited to participate through their packing slip. Similar to the retail score, the delivery customer service score is calculated as a percent of customers who report that they are "extremely satisfied" with their most recent delivery experience, and the program is administered by a third party. The corporate customer service score is an equally weighted composite of the retail and delivery customer service scores.

The tables below illustrate the structure and results under our Executive Officer Incentive Plan in 2008 relative to the targets for each component of the plan for our named executive officers. While no bonuses were earned in 2008 because earnings per share was below the threshold level, the table below reflects performance against each of the target objectives, with customer service scores generally above target despite a very difficult economic and business environment.



2008 Executive Officer Incentive Plan – Actual Performance
% of target
Total Company
EPS 40% Weight
RONA 40% Weight
Customer Service 20% Weight
Maximum
Target
Threshold
below threshold
below threshold
North American Delivery
EPS 40% Weight
RONA 40% Weight
Customer Service 20% Weight
Maximum
Target
Threshold
below threshold
below threshold
US Retail
EPS 40% Weight
RONA 40% Weight
Customer Service 20% Weight
Maximum
Target
Threshold
below threshold
below threshold

Long Term Equity Incentives

Our long term equity incentives reward the achievement of long term business objectives that benefit our stockholders and help us retain a successful and tenured management team. Our executive compensation program has, to a great extent, historically relied on equity components to meet its objectives, and we have a long history of granting broad based equity awards each year, with over 7,700 associates globally participating in our equity awards program.

With respect to the named executive officers, the Compensation Committee relied upon a portfolio approach in 2008 that included a mix of stock options (50% of target equity value), three year performance share awards (30% of target equity value) and tenure-based restricted stock (20% of target equity value). The Compensation Committee established this mix of awards in fiscal 2006 when the three year performance share awards and tenure-based restricted stock were first introduced. Prior to 2006, long term equity incentives were comprised of stock options and performance accelerated restricted stock, with the latter not considered to be performance based under Section 162(m) of the Internal Revenue Code. Beginning with the 2007 annual equity awards to all associates, including the named executive officers, the Compensation Committee changed its equity grant practice from awarding a fixed number of shares to a fixed value of shares to each associate based on their salary grade level. This change was made for a variety of reasons, including market trends and the anticipated growing expense of a fixed shared program. The value of equity awards for 2007 was based on the value of the fiscal 2006 annual equity grant at the time of grant in 2006. We compare our long term incentives at target to our peer group to ensure that we are competitive with our peer group, with a focus on being at or above the median. The award levels per grade approved by the Compensation Committee in 2008 did not increase from the prior year.

In the Compensation Committee's view at the time of grant in 2008, the chosen mix of long term equity awards struck the right balance in providing performance based incentives that were aligned with stockholder interests and assisted in retaining our talented senior executive team. The overall long term equity package was structured to deliver a total compensation opportunity that is both in line with total company performance and consistent with the mix that is typically extended to executives within our peer group. The Compensation Committee believed that by replicating the market's blend of equity award opportunities, we would be well positioned to attract and retain the best available executive talent. In 2008, our overall long term equity incentive awards at target comprised 73% to 77% of total direct compensation for our named executive officers.

Both the stock options and tenure-based restricted stock were granted to our named executive officers in July 2008. In June 2008, the Compensation Committee reviewed and approved the specific awards to be issued and established a policy that the annual grant date for the 2008 annual equity grant and all future annual equity grants would be the first business day after June 30. These stock options were granted at the closing price on the date of grant (July 1) and vest ratably over a four-year period. Tenure-based restricted stock vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. Historically, annual grants of stock options and tenure-based restricted stock awards had similarly been awarded around the mid-point of our fiscal year (after our prior year performance appraisal and bonus award processes have been completed) to serve as an additional recognition event that may drive current year and future performance. We do not have a program, plan or practice of timing the grant of stock options in coordination with the release of material non-public information, and one of the reasons for establishing a formal policy setting the date for the annual equity grant was to avoid any perception that the stock option grants were timed in such a manner.

In March 2008, the Compensation Committee approved the three year (2008-2010) performance target for the fiscal year 2008 performance share awards. Shares of our common stock covered by the performance share awards are only issued after the conclusion of the performance period if the applicable performance objective is met for the three year period. For our 2006 and 2007 fiscal year performance share plans, the payout of shares at the end of the respective three year performance period is based on the actual cumulative return on net asset dollars compared to the goal established by the Compensation Committee at the beginning of fiscal years 2006 and 2007, respectively. The Compensation Committee chose this measure, in part, since it considered it to be a strong measure of long term wealth creation for the business. In addition, there was a continuing desire for a singular focus in the early implementation of the performance share plan. For the 2008 fiscal year performance share plan, the Compensation Committee approved the earnings per share growth rate over the fiscal 2008-2010 performance period as the single performance metric. The Compensation Committee approved the change in performance metrics due to the fact that the Compensation Committee considered earnings per share, relative to various alternative metrics under consideration, to be more predictable in an uncertain economic environment.

Potential share payouts range from zero for below threshold performance up to twice the target award for achievement of the maximum goal set by the Compensation Committee. The Compensation Committee believed that the specific performance objective for the 2008-2010 performance share awards was set at an aggressive level, in that it could only be attained with sustained substantial effort and excellent performance over the three year period. Specifically, the performance goal was in line with our 2008 financial plan and 2009-2010 long range plan and provided for the minimum payout only upon achievement of 8% compounded annual growth rate in earnings per share over the 2008-2010 performance period.

In December 2008, the Compensation Committee decided to change the performance period for the 2009 performance share plan from three years to one year given the continued economic deterioration and the difficulty of setting meaningful long term goals in the currently highly uncertain economic climate. For the 2009 performance plan awards, potential payouts will be based on 2009 fiscal year performance, with the actual shares earned to be awarded in 2010 and then, for retention purposes, vesting will occur equally over the following three years (2011-2013).

In addition, in March 2008, the Compensation Committee evaluated the value of unvested equity held by senior officers, including the likelihood and timing of payout under the fiscal year 2006 and 2007 performance share awards, the impact of these awards on the overall compensation package for the impacted senior officers, and Staples' overall performance. Based on such review, the Committee granted, for retention purposes, each of the individuals a restricted stock award. Messrs. Sargent, Mahoney, Miles, Doody and Parneros received restricted stock awards for 117,600 shares, 64,400 shares, 64,400 shares, 47,200 shares and 47,200 shares, respectively, with 50% of each award vesting on February 2, 2009 and 50% vesting on February 1, 2010.

In December 2008, the Compensation Committee decided, for future awards, to discontinue its practice of issuing dividends and dividend equivalents, respectively, on unvested restricted stock and performance share awards.

Retirement and Other Benefits

Our named executive officers are eligible to participate in health and welfare programs, such as medical, dental, vision, disability, and supplemental life insurance on the same basis as our other salaried associates. In 2004, Staples introduced The Staples Executive Benefits Program consisting of the benefits described in detail below. This program was implemented to enhance our retirement and benefit offerings for senior management and to further support our efforts to attract and retain top talent. All senior officers of Staples, including the named executive officers, are eligible to participate in this program. For each plan or policy described below that requires payment of periodic premiums or other contributions, we generally pay such premiums or other contributions for the benefit of each named executive officer.

- *Supplemental Executive Retirement Plan (SERP).* The SERP is a non-qualified deferred compensation plan which is generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Named executive officers and other officers of Staples may contribute a total of up to 100% of their base salary and bonus. They receive matching contributions up to a maximum of 4% of base salary and bonus. The matching contributions are credited at an interest rate established at the beginning of each year, which is based upon the declared crediting rate on life insurance policies designated by the plan administrator to fund the plan. For 2008, the annual interest rate was equal to 5.28%.
- *Executive Life Insurance Plan.* Our named executive officers, excluding Mr. Miles, are covered by a life insurance plan that provides coverage equal to three times their annual base salary on both a pre-retirement and a post-retirement basis if they leave Staples after at least 10 years of service or at age 65. Mr. Miles is covered by a different insurance plan that we began offering to named executive officers in 2002. The newer plan provides pre-retirement basic life insurance equal to three times annual salary up to a maximum amount of coverage of $1.5 million and post-retirement life insurance coverage of twice the average of the named executive officer's highest five consecutive years' base salary up to a maximum coverage of $1 million, provided the executive is at least age 55 with five years of service when the executive leaves Staples.
- *Long Term Care Insurance.* This benefit pays $150 per day, adjusted annually, for a maximum of five years and provides coverage while employed and post retirement following age 65, provided the executive has continued premium payments during the interim and is at least age 55 with five years of service when the executive leaves Staples.

- *Supplemental Long Term Disability.* This plan is offered only to a defined group of officers as of July 1, 2005. If a named executive officer should become disabled and unable to work for a period lasting more than 180 days, this benefit will provide a level of income not covered by our group long term disability plan. Our group long term disability plan covers 60% of base salary, up to a maximum base salary of $400,000. The supplemental long term disability plan extends such coverage generally for an additional $200,000 of base salary. All of the named executive officers, other than Mr. Doody, have elected supplemental long term disability coverage.
- *Survivor Benefit Plan.* If a named executive officer dies while actively employed by Staples, his or her beneficiary will receive 100% replacement income (base salary and bonus) for the first year and an additional 50% for each of the following two years.
- *Executive Physical and Registry Program.* This is a company paid physical examination program to enhance awareness and treatment of potential health risks faced by the named executive officers. In addition, this program supports named executive officers and their family members with health resources in the United States or while traveling abroad.

Executive Perquisites

Our executive compensation program is relatively free of perquisites, consistent with our egalitarian culture and entrepreneurial spirit. To reinforce this position, the Compensation Committee adopted formal policies in 2004 regarding personal use of our leased aircraft and reimbursement for tax planning services for senior officers. The Compensation Committee views our limited executive perquisites as reasonable and competitive.

Under our aircraft policy, our Chief Executive Officer is permitted to use our leased aircraft for personal use so long as the incremental cost to Staples is treated as compensation income to our Chief Executive Officer. Subject to prior approval of our Chief Executive Officer and similar compensation treatment, other named executive officers may also use our leased aircraft for personal use. There was no personal use of our leased aircraft during our 2008 fiscal year.

We reimburse each named executive officer, other than our Chief Executive Officer, up to $5,000 each year for tax, estate or financial planning services or advice from a pre-approved list of service providers that must not include our outside auditors. Our Chief Executive Officer is reimbursed up to $50,000 each year for these services. In 2008, the Compensation Committee eliminated the tax gross up provision for this reimbursement. The Compensation Committee annually reviews the amounts paid under this policy for compliance.

The Compensation Committee's Processes

The Compensation Committee has established a number of processes to help ensure that our executive compensation program meets the objectives described at the beginning of this Compensation Discussion and Analysis.

Independent Compensation Consultant

Our Compensation Committee charter authorizes the Compensation Committee to engage independent legal and other advisors and consultants as it deems necessary or appropriate to carry out its responsibilities and prohibits such advisors and consultants from serving as Staples' regular advisors and consultants. Accordingly, in our 2008 fiscal year, the Compensation Committee continued to use, pursuant to a written agreement, Exequity LLP as an independent advisor reporting to the Compensation Committee to advise on and assist with executive compensation matters. Under the terms of Exequity's agreement, Exequity is responsible for, among other matters:

- Reviewing total compensation strategy and pay levels for executives;
- Performing competitive analyses of outside board member compensation;
- Examining all aspects of executive compensation programs to ensure that they support the business strategy;
- Preparing for and attending selected Compensation Committee and Board meetings;
- Supporting the Compensation Committee in staying current on the latest legal, regulatory and accounting considerations affecting executive compensation and benefit programs; and

• Providing general counsel and advice to the Compensation Committee with respect to all compensation decisions pertaining to the Chief Executive Officer and all compensation recommendations submitted by management.

During our 2008 fiscal year, the independent consultant advised, and frequently made recommendations to, the Compensation Committee on compensation matters for all officers and directors as requested by management or the Compensation Committee, advised on and made recommendations on all matters pertaining to compensation of our Chief Executive Officer, and met with the Compensation Committee in executive session without the presence of management. Consistent with the terms of the written agreement and the Compensation Committee charter, Exequity has, with the knowledge and consent of the Compensation Committee, provided advice and expertise to management on matters to be presented by management to the Compensation Committee, and Exequity has not performed services for Staples that were unrelated to Compensation Committee related matters. During 2008, Exequity assisted management by performing Section 280G calculations and providing experience based executive market data related to executive and non-executive positions. Most of the data reviewed by the Compensation Committee is generated by management and reviewed and advised upon by the compensation consultant. The principal consultant from Exequity attended all Compensation Committee meetings during our 2008 fiscal year. Exequity was paid $48,316 for services rendered during 2008.

Benchmarking

Generally in September of each year, the Compensation Committee reviews compensation for our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer relative to marketplace norms and practices by comparing current proxy statement data. The compensation of our other named executive officers is reviewed relative to the marketplace by reviewing salary survey data because comparable proxy statement data is not available for the relevant positions. This analysis is intended to inform the Compensation Committee as to whether any changes to the compensation program are needed, and based on the findings and the urgency of the suggested changes, if any, changes are typically implemented between September and the following March when compensation is set for the next fiscal year.

The Compensation Committee evaluates the competitiveness of our compensation relative to our peer group. In 2008, in light of Staples having become more of a delivery and international company due to the acquisition of Corporate Express in July 2008, management performed a thorough peer group analysis that was reviewed by the Compensation Committee's independent consultant. Peer company candidates were selected from a universe of 345 potential companies and analyzed using various metrics related to business model, revenue, market capitalization, global reach, brand recognition and whether we compete for executive talent or customers. From the pool of potential peer company candidates, management selected a pool of 25 peer companies for the Compensation Committee to consider. The Compensation Committee reviewed management's analysis and applied its judgment to formulate a peer group comprised of the following 20 companies:

Peer Group Companies

Amazon.com, Inc.	Kohl's Corporation	Starbucks Corp.
Best Buy Co., Inc.	Limited Brands, Inc.	Sysco Corporation
Costco Wholesale Corporation	Lowe's Companies, Inc.	Target Corporation
FedEx Corporation	Macy's, Inc.	The TJX Companies, Inc.
Gap Inc.	Office Depot, Inc.	Walgreen Co.
Home Depot, Inc.	OfficeMax Incorporated	Xerox Corporation
J.C. Penney Company, Inc.	Safeway Inc.	

Prior to 2008, our peer group was comprised of a core peer group of eight retail companies and an expanded peer group that included five additional retailers. Going forward, management and the Compensation Committee plan to reevaluate the composition of the peer group every three years.

2007 Compensation

In September 2008, for our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, the Compensation Committee compared each element of 2007 compensation to the peer group with a focus on total direct compensation and total cash compensation. Total direct compensation was reviewed in two ways. First, to provide a view of the current value of overall compensation, the paper value of total direct compensation was analyzed by, at the date the data was analyzed (July 17, 2008 when our stock price was $22.49), taking the sum of the base salary, annual cash bonus, "in the money" value of annual stock option grants, and the value of restricted stock awards or other long term incentives. Second, to provide a value of the overall compensation at grant, the Black Scholes value of total direct compensation was analyzed by taking the sum of base salary, annual cash bonus, Black Scholes value of annual stock options as reported by Equilar, the value of the restricted stock awards as reported in the proxy statement for the current year, and the value of long term incentive grants at target as reported by Equilar. In addition, the Compensation Committee reviewed the 2007 compensation levels of the Presidents of North American Delivery and U.S. Retail, by comparing each element of their total direct compensation to salary survey data from Hay Group Executive (92 participants), Hewitt Executive (389 participants) and Watson Wyatt (2,309 participants). In performing all of this analysis, the Compensation Committee also reviewed and considered the results of its expanded peer group analysis from last year.

Based on its review of 2007 data, the Compensation Committee determined that:

- Our Chief Executive Officer's total direct compensation, excluding special equity awards to the Chief Executive Officers in our peer group, was set at target to be at approximately the 65th percentile of our peer group, and the paper and Black Scholes values for total direct compensation actually approximated the 70th percentile of our peer group, and his total cash compensation was slightly below the median of our peer group. If the special equity awards, including an award to our Chief Executive Officer, were normalized over their respective vesting schedules, our Chief Executive Officer's paper and Black Scholes values for total direct compensation would have been at the 81st and 88th percentiles, respectively, of our peer group. If the special equity awards were reflected in the analysis at full value for the year granted, then our Chief Executive Officer's paper and Black Scholes values for total direct compensation would have been greater than the 90th percentile of our peer group.
- Our Chief Financial Officer's paper and Black Scholes values for total direct compensation were at the 66th and 88th percentiles, respectively, of our peer group, and his total cash compensation was at the 64th percentile of our peer group.
- Our Chief Operating Officer's paper and Black Scholes values for total direct compensation approximated the 75th percentile of our peer group, and his total cash compensation was at the 28th percentile of our peer group.
- Our Presidents of North American Delivery and U.S. Retail had paper and Black Scholes values for total direct compensation that approximated the 75th percentile of the salary survey data, and their total cash compensation was below the median of our peer group.

To ensure that our relative market performance was taken into account, the Compensation Committee also evaluated our three year (2005-2007) performance in terms of three year compounded annual growth in earnings per share and return to stockholders and three year average percent return on invested capital (ROIC) against our peer group. The following table illustrates, on a percentile basis, Staples' performance relative to the peer group over the three year period.

	3-Year EPS CAGR	3-Year Shareholder Return CAGR	3-Year Avg. ROIC %
Staples	**14.9%**	**4.1%**	**12.6%**
Percentile relative to Peer Group	52%	54%	64%

The Compensation Committee reviewed the 2007 compensation levels of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer in view of these findings and determined that such levels were consistent with, and appropriate in relation to, our three year performance data relative to our peer group, particularly given our compensation program's focus on median based cash compensation and pay for performance driven total direct compensation. Specifically, the Chief Executive Officer received total cash compensation that generally approximated the median of our peer group, the Chief Financial Officer received total cash compensation that was slightly above median at the 64th percentile of our peer group and the Chief Operating Officer received total cash compensation that was substantially below the median at the 28th percentile of our peer group. For the Chief Financial Officer and the Chief Operating Officer, the Compensation Committee took into consideration, in comparison to the peer data, their respective roles and responsibilities within Staples and in comparison to other similarly situated executives. In addition, excluding special equity grants for several Chief Executive Officers, total direct compensation for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer ranged between the 66th and 88th percentiles of our peer group. The Compensation Committee determined that these compensation levels were appropriate in view of management's success in strengthening the Company's leadership position in the office supplies market and preparing the company for improved future performance.

2005-2007 Compensation

The Compensation Committee also compared total cash compensation and total equity value provided to our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer over the most recent three year period (fiscal 2005-2007) relative to our peer group. Equity value provided was examined both from a paper value and Black Scholes value perspective. The paper value is the current value of the equity (as of July 17, 2008) granted during the three year period and is the sum of the "in the money" value of stock options and the value of the restricted stock awards and actual long term incentive payouts over the three year period. The Black Scholes value is the value of the equity grants at the time of issuance and is the sum of the Black Scholes value of annual stock options as reported by Equilar, the value of the restricted stock awards as stated in the proxy statement, and the value of long term incentive grants at target as reported by Equilar. In performing this three year analysis, as with its 2007 analysis, the Compensation Committee reviewed the results of its analysis from last year. Based on this review of the most recent three year period, the Compensation Committee determined that the aggregate of total cash compensation and equity value provided to our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during such three year period was appropriate in relation to our performance, in that:

- Our Chief Executive Officer's total cash compensation was at the 38th percentile of our peer group and the Black Scholes and paper values of his total equity, excluding the special equity grants to the Chief Executive Officers in our peer group, were at the 76th and 87th percentiles, respectively, of our peer group. If the special equity grants to the Chief Executive Officers were normalized over their respective vesting schedules, the Black Scholes value of his equity would be at the 73rd percentile of our peer group and the paper value of his equity would exceed the 90th percentile of our peer group. If the special equity awards were reflected at full value for the year granted, the Black Scholes and paper values of his total equity would exceed the 90th percentile of our peer group.
- Our Chief Financial Officer's cash compensation was at the 40th percentile of our peer group, and the Black Scholes and paper values of his total equity approximated the 85th percentile of our peer group.
- Our Chief Operating Officer's cash compensation was less than the 25th percentile of our peer group, and the Black Scholes and paper values of his total equity was at the 75th and 82nd percentiles, respectively, of our peer group.

Additional CEO Considerations

In discussing the Chief Executive Officer's compensation relative to our peer group, the Compensation Committee also analyzed proxy statement data of our peer group to assess the competitiveness of his total cash compensation at target, bonus target as a percentage of base salary, and total accumulated wealth over the 2005-2007 period. The Compensation Committee determined that our Chief Executive Officer's fiscal year 2007 total cash compensation at target was at the 29th percentile of our peer group, while actual total cash received approximated the median of our peer group, and that our Chief Executive Officer's bonus target as a percentage of base salary was at the 37th percentile of our peer group at 125%, while the comparable median percentage of our peer group was set at 144%. The Compensation Committee used two different methodologies to compare total accumulated wealth over the 2005-2007 period to our peer group and, while recognizing significant deficiencies in the quality of the data, determined that our Chief Executive Officer's total wealth accumulation over the 2005-2007 period ranged between the 73rd and 88th percentiles of our peer group. For purposes of this accumulated wealth analysis, the value of unvested stock options and exercisable stock options was determined by subtracting the exercise price from the $22.49 closing price of Staples stock on July 17, 2008, and unvested restricted stock was valued at $22.49 per share.

The above analysis provided the Compensation Committee with general affirmation that its compensation decisions were aligned with the marketplace and our compensation goals and had achieved the Compensation Committee's desired objectives of aligning compensation with short and long term business objectives and motivating and rewarding outstanding performance. As a result of the above analysis, the Compensation Committee did not make any material changes in 2008, and did not formulate any material changes for 2009, to the compensation packages of our named executive officers.

Tally Sheets

For our Chief Executive Officer and the other named executive officers, the Compensation Committee reviews all components of compensation, including salary, bonus, current value of all stock options and restricted shares outstanding, the dollar value and cost to us of all perquisites and benefits and the projected payout obligations under our Supplemental Executive Retirement Plan and under potential retirement, termination, severance, and change-in-control scenarios. In addition, the Compensation Committee periodically reviews similar information for other senior executives. The Compensation Committee reviews this information to fully understand the financial impact of each of these scenarios to Staples and to the executive. A tally sheet detailing the above components and scenarios with their respective dollar amounts was prepared by management for each of our named executive officers and reviewed by the Compensation Committee in March 2008. The tally sheets were prepared based on compensation data as of the end of fiscal 2007 and assumed that the various scenarios occurred at the end of fiscal 2007. Similar tally sheet information with respect to our 2008 fiscal year is presented under the heading "Potential Payments Upon Termination or Change-in-Control." Based on this review and the views of the Compensation Committee's independent compensation consultant, the Compensation Committee found the total compensation for each of our named executive officers under these various scenarios to be reasonable after taking into account many factors, including, but not limited to, the contributions of the executive to Staples, the financial performance of Staples, the marketplace, the particular contemplated scenario and the guidance provided by the compensation consultant.

Input from Management

Certain officers within our Human Resources department regularly attend Compensation Committee meetings to provide information and recommendations regarding our executive compensation program, including the Executive Vice President of Human Resources and Vice President of Compensation, Benefits and HR Planning. Among other things, these officers present our Chief Executive Officer's recommendations regarding any change in the base salary, bonus, equity compensation, goals related to performance based cash or equity compensation and other benefits of other senior executives, and these officers also compile other relevant data at the request of the Compensation Committee. The Chief Executive Officer's recommendations are based in part on the results of annual performance reviews of the other executives. The Compensation Committee is not bound by such recommendations, but generally takes them into consideration before making final determinations about the compensation of such executives other than our Chief Executive Officer. The Chief Executive Officer, at the discretion of the Compensation Committee, may be invited to attend all or part of any Compensation Committee meeting to discuss compensation matters pertaining to the other executives, and in fiscal 2008, he attended two of the five meetings of the Compensation Committee. The Compensation Committee generally meets in executive sessions with its independent compensation consultant without any member of management present when discussing compensation matters pertaining to our Chief Executive Officer.

The Compensation Committee has delegated authority to the Chairman and Chief Executive Officer to grant stock options, restricted stock units and restricted stock to non-executive employees out of an annual pool of 600,000 shares. Despite this delegation of authority, no awards from the annual pool were granted by the Chairman and Chief Executive Officer in 2008. The annual pool is designed to be used between quarterly Compensation Committee meetings to facilitate making new hire and retention grants and to reward special accomplishments and achievements of associates. Awards from the annual pool that are granted by the Chairman and Chief Executive Officer are granted on the earlier of the first business day of the month that follows his approval or two business days after the Compensation Committee's ratification.

Related Policies and Considerations

Employment, Termination of Employment and Change-In-Control Agreements

We have not entered into any employment agreements with any of our named executive officers. We have entered into severance benefit agreements with each of our named executive officers, which are described under the heading "Potential Payments upon Termination or Change-in-Control" later in this proxy statement.

Severance benefits agreements have historically been offered to our named executive officers in order to address competitive concerns when the named executive officers were recruited, by providing those individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join Staples. In December 2006, the Compensation Committee had its independent compensation consultant conduct a benchmarking and best practice study of severance arrangement practices, including change in control protections, at Fortune 200 companies. The finding of the study was that our severance arrangements were deemed to be similar to those extended to senior executives at other leading companies in the external market.

Each of the named executive officers has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that covers the two year period subsequent to termination of their employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards.

Stock Ownership Guidelines

Prior to the later of December 7, 2009 or five years after becoming an executive officer, each executive officer must hold shares of our common stock equal in value to at least a defined multiple of his or her salary as follows:

Position	Ownership Level
CEO	5 × salary
CFO or COO	4 × salary
President, North American Delivery	3 × salary
President, Staples International	3 × salary
President, U.S. Retail	3 × salary
Other executive officers	2 × salary

All shares owned outright, unvested restricted stock and vested stock options are taken into consideration in determining compliance with these ownership guidelines. The value of stock options for this purpose is the excess of the market price of the underlying stock over the exercise price. Each of the named executive officers met our stock ownership guidelines in our 2008 fiscal year.

Tax and Accounting Implications

Under Section 162(m) of the Internal Revenue Code, certain executive compensation in excess of $1 million paid to our Chief Executive Officer and to our three most highly compensated officers (other than the Chief Executive Officer and Chief Financial Officer) whose compensation is required to be disclosed to our stockholders under the Securities Exchange Act of 1934 is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance based plan approved by stockholders. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee intends, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers while maintaining compensation programs that support attraction and retention of key executives.

Cash bonuses paid under the Executive Officer Incentive Plan for our 2008 through 2012 fiscal years, which was approved by stockholders at our 2008 Annual Meeting, stock options awarded under our stock option plans, which were also approved by stockholders, and the performance share awards granted in 2008 are performance based and are potentially deductible for us. Time-based restricted stock does not qualify for the performance based exception to

Section 162(m), but the Compensation Committee believes that the retention benefit derived from such awards outweighs any tax benefit to us.

The compensation that we pay to the named executive officers is expensed in our financial statements as required by U.S. generally accepted accounting principles. As one of many factors, the Compensation Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. Beginning with our 2006 fiscal year, we began accounting for stock-based compensation under our Amended and Restated 2004 Stock Incentive Plan and all predecessor plans in accordance with the requirements of FASB Statement No. 123(R).

Compensation Committee Report

The Compensation Committee of Staples' Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on this review and discussion, recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Martin Trust, Chairperson
Arthur M. Blank
Mary Elizabeth Burton
Carol Meyrowitz
Paul F. Walsh

SUMMARY COMPENSATION TABLE

The following table sets forth certain information concerning the compensation of our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers at the end of our 2008 fiscal year, who we refer to collectively as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Ronald L. Sargent	2008	1,112,000	2,501,948	4,279,509	0	483,963	8,377,420
Chairman & Chief Executive Officer	2007	1,108,775	5,701,269	3,568,908	621,006	471,292	11,471,250
	2006	1,070,192	7,390,786	3,290,021	1,523,018	437,018	13,711,035
John J. Mahoney	2008	673,400	1,241,576	2,297,350	0	151,050	4,363,376
Vice Chairman & Chief Financial	2007	671,450	1,501,345	2,538,509	225,640	192,223	5,129,167
Officer	2006	650,435	3,487,939	2,610,511	554,619	178,595	7,482,099
Michael A. Miles, Jr.	2008	673,400	438,001	1,757,856	0	97,757	2,967,014
President & Chief Operating Officer	2007	671,450	984,525	1,774,439	225,640	76,538	3,732,592
	2006	650,529	2,437,252	1,434,106	554,596	72,843	5,149,326
Joseph G. Doody	2008	522,400	1,047,367	1,717,798	0	115,905	3,403,470
President, North American Delivery	2007	520,883	1,009,995	1,719,352	252,145	119,454	3,621,829
	2006	504,333	1,611,098	754,174	447,715	118,433	3,435,753
Demos Parneros	2008	522,400	339,905	884,725	0	83,354	1,830,384
President, U.S. Retail	2007	520,533	569,210	722,485	106,744	81,068	2,000,040
	2006	500,379	1,694,507	580,290	306,760	90,930	3,172,866

(1) The amounts shown in the Stock Awards and Option Awards columns for 2008 represent the accounting expense that we recognized under FASB Statement No. 123(R) during our 2008 fiscal year for awards from our 2008 fiscal year and prior years, not the actual amounts paid to or realized by the named executive officers during our 2008 fiscal year. The FASB 123(R) fair value amount as of the grant date for stock awards and stock options generally is spread over the number of months of service required for the grant to vest. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in our financial statement reporting for such awards.

(2) Reflects the annual expense for restricted stock and performance share awards granted to the named executive officers. The fair value of these awards is based on the market price of our common stock on the date of grant. These restricted stock awards vest according to specific schedules, ranging from three to five years. The shares of restricted stock awarded to Messrs. Sargent, Mahoney and Doody will fully vest prior to the scheduled vesting date upon their retirement or resignation under our rule of 65, should they leave Staples before the end of the applicable vesting period. Shares of our common stock covered by the performance share awards are issued at the end of a three year performance period if applicable performance objectives are met, and may be issued before the end of such period in certain circumstances following a change-in-control of Staples.

(3) For options granted prior to May 1, 2005, the fair value for these options was estimated as of the date of grant using a Black-Scholes option-pricing model. For stock options granted on or after May 1, 2005, the fair value of each award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note I to Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2008 fiscal year. Except for the stock options awarded to Messrs. Mahoney and Doody in 2006, 2007 and 2008 and as noted below for Mr. Sargent, each of the options vests ratably on an annual basis over a four-year period, provided that the option recipient continues to be employed by us on such dates. The stock options awarded to Messrs. Mahoney and Doody will fully vest prior to their scheduled vesting date upon their retirement or resignation under our rule of 65, should they leave Staples before the end of the applicable vesting period. The stock options awarded to

Mr. Sargent will fully vest prior to their scheduled vesting date upon his retirement or resignation under our rule of 65, should he leave Staples after September 2010 but before the end of the applicable vesting period.

(4) Represents amounts earned under our Executive Officer Incentive Plan for our 2008, 2007 and 2006 fiscal years.

(5) Includes the following items, as applicable to each named executive officer:

- Contributions made on a matching basis pursuant to the terms of our 401(k) plan and Supplemental Executive Retirement Plan ("SERP");
- Dividend equivalents paid on shares of restricted stock;
- Premiums paid under our executive life insurance, long-term disability and long-term care plans;
- Economic benefit provided by prior premiums paid under a frozen executive split dollar plan;
- Tax preparation services and reimbursement of taxes owed with respect to such services; and
- Executive physical and registry program.

The table below sets forth the dollar amounts that we paid for each applicable item listed above.

All Other Compensation

Name	Year	401(k)	SERP	Dividend Equivalents	Executive Life Insurance	Long-Term Disability	Long-Term Care	Split Dollar	Tax Services	Physical
Ronald L. Sargent	2008	$2,301	$ 69,324	$210,850	$121,030	$28,903	$1,555	$ 0	$50,000	$ 0
	2007	2,250	105,143	130,993	121,030	28,903	1,555	27,547	53,871	0
	2006	2,200	95,743	132,000	121,030	28,903	1,555	21,913	33,674	0
John J. Mahoney	2008	2,299	35,965	27,904	69,174	8,825	1,883	0	5,000	0
	2007	2,250	48,965	29,302	69,174	8,825	1,883	23,240	8,584	0
	2006	2,200	40,394	28,050	69,174	8,825	1,883	19,485	8,584	0
Michael A. Miles, Jr.	2008	2,299	35,965	45,286	2,955	5,417	1,206	0	2,500	2,129
	2007	2,250	48,964	11,902	1,817	4,292	1,206	0	4,292	1,815
	2006	2,200	40,052	16,500	1,817	6,347	1,206	0	4,721	0
Joseph G. Doody	2008	2,298	30,978	29,352	46,481	0	1,796	0	5,000	0
	2007	2,250	38,683	6,715	46,481	0	1,796	13,095	8,584	1,850
	2006	2,200	30,464	18,157	46,481	0	1,796	10,751	8,584	0
Demos Parneros	2008	2,298	25,162	29,352	15,149	5,230	1,206	0	4,957	0
	2007	2,250	33,017	6,706	17,749	6,128	1,206	5,428	8,584	0
	2006	2,200	29,330	24,750	17,749	6,128	1,206	4,503	5,064	0

GRANTS OF PLAN-BASED AWARDS FOR 2008 FISCAL YEAR

The following table sets forth summary information regarding grants of plan-based awards made to the named executive officers for our 2008 fiscal year.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards* Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (1)* Threshold (#)	Target (#)	Maximum (#)	All other Stock Awards: Number of Shares of Stock or Units (#) (2)*	All Other Option Awards: Number of Securities Underlying Options (#) (3)*	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
Ronald L. Sargent .			139,000	1,390,000	2,780,000							$2,550,907
	3/13/2008	3/11/2008				88,656	118,207	236,414				$2,537,808 (5)
	3/13/2008	3/11/2008							117,600			$1,700,611
	7/1/2008	6/9/2008							69,984			$4,251,506
	7/1/2008	6/9/2008								603,932	24.30	
John J. Mahoney . .			50,505	505,050	1,010,100							
	3/13/2008	3/11/2008				40,470	53,959	107,918				$1,164,435
	3/13/2008	3/11/2008							64,400			$1,389,752 (5)
	7/1/2008	6/9/2008							31,946			$ 776,288
	7/1/2008	6/9/2008								275,682	24.30	$1,940,721
Michael A. Miles, Jr.			50,505	505,050	1,010,100							
	3/13/2008	3/11/2008				40,470	53,959	107,918				$1,164,435
	3/13/2008	3/11/2008							64,400			$1,389,752 (5)
	7/1/2008	6/9/2008							31,946			$ 776,288
	7/1/2008	6/9/2008								275,682	24.30	$1,940,721
Joseph G. Doody . .			31,344	313,440	626,880							
	3/13/2008	3/11/2008				23,705	31,606	63,212				$ 682,057
	3/13/2008	3/11/2008							47,200			$1,018,576 (5)
	7/1/2008	6/9/2008							18,713			$ 454,726
	7/1/2008	6/9/2008								161,478	24.30	$1,136,759
Demos Parneros . .			31,344	313,440	626,880							
	3/13/2008	3/11/2008				23,705	31,606	63,212				$ 682,057
	3/13/2008	3/11/2008							47,200			$1,018,576 (5)
	7/1/2008	6/9/2008							18,713			$ 454,726
	7/1/2008	6/9/2008								161,478	24.30	$1,136,759

* Equity awards are granted pursuant to our Amended and Restated 2004 Stock Incentive Plan. Non-equity awards are granted pursuant to our Executive Officer Incentive Plan for fiscal year 2008.

(1) The amounts shown reflect potential shares payable pursuant to performance share awards granted on March 13, 2008 for the 2008-2010 performance period, payable at the end of the three year period if the applicable goal is met. The threshold achievement payout is 75% of target and maximum achievement payout is 200% of target. Performance below a threshold level results in no payout. Management currently believes that it is likely that actual performance will fall below the threshold level, resulting in no payout under such performance share awards.

(2) Unless otherwise noted, the restricted stock vests 50% on the second anniversary of the date of grant and 100% on the third anniversary of the date of grant. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below. For awards prior to 2009, dividend equivalents will be paid in cash on the shares of unvested restricted stock listed in the table to the same extent and at the same rate that cash dividends are paid on our outstanding shares of common stock.

(3) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below.

(4) The grant date fair value of the restricted stock granted on July 1, 2008 is $24.30 per share. The grant date fair value of the stock options granted on July 1, 2008 is $7.04 per share. The grant date fair value of the restricted stock granted on March 13, 2008 is $21.58 per share.

(5) The restricted stock award vests 50% on February 2, 2009 and 50% on February 1, 2010. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below.

Accelerated Vesting of Awards

Under certain circumstances the vesting or payout of stock option, restricted stock and performance share awards may be accelerated as follows.

- *Rule of 65.* If the named executive officer retires or resigns and the sum of his age (minimum age of 55) and years of service equals or exceeds 65, then all restricted stock and stock option awards granted after June 30, 2004 vest in full. Any payouts under any outstanding performance share awards will be based on actual results at the end of the applicable performance period as if the named executive officer were employed throughout such period. Once the named executive officer meets the requirements of our rule of 65, a number of unvested shares of restricted stock that is sufficient to satisfy any tax obligations triggered by such event will vest.
- *Death or Disability.* All restricted stock and stock options vest in full upon the named executive officer's death or disability. Any payouts under any outstanding performance share awards will be based on actual results at the end of the applicable performance period as if the named executive officer were employed throughout such period.
- *Change-in-Control.* Under our standard form of non-qualified stock option agreement, a change-in-control would result in a partial vesting acceleration of outstanding options, and a termination without cause (or resignation for good reason) within one year after a change-in-control would result in acceleration of vesting of all outstanding options. Under our standard form of restricted stock award agreement, a change-in-control would result in acceleration of vesting of all outstanding restricted shares if (1) the change-in-control results in the named executive officer not being offered employment by the surviving corporation under certain conditions or (2) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason). Under our performance share award agreement, a change-in-control would result in the number of shares associated with target performance objectives being issued before the end of the performance period if (a) the named executive officer does not accept employment with the surviving corporation upon the change-in-control or (b) within one year after the change-in-control, the named executive officer is terminated without cause (or resigns for good reason).

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR END

The following table sets forth summary information regarding the outstanding equity awards held by each of the named executive officers as of the end of our 2008 fiscal year.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Ronald L. Sargent	0	603,932	24.30	7/1/2018	69,984	1,115,545	88,656 (5)	1,413,177
	139,413	418,240	24.42	7/2/2017	117,600	1,874,544	87,426 (6)	1,393,570
	215,625	215,625	24.50	7/3/2016	69,640	1,110,062	187,500 (7)	2,988,750
	393,750	131,250	21.29	6/30/2015	375,000 (8)	5,977,500	124,200 (9)	1,979,748
	525,000	0	19.12	7/1/2014	38,350	611,299		
	525,000	0	12.88	7/31/2013				
	525,000	0	10.6266	8/31/2012				
	37,500	0	13.46	3/31/2012				
	1,125,000	0	11.60	1/3/2012				
	412,500	0	9.7466	8/5/2011				
	281,250	0	9.9583	10/18/2010				
	108,125	0	10.25	7/31/2010				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
John J. Mahoney	0	275,682	24.30	7/1/2018	42,146	671,807	40,470 (5)	645,092
	63,639	190,918	24.42	7/2/2017	18,517	295,161	39,908 (6)	636,134
	115,426	115,428	24.50	7/3/2016	18,608	296,612	56,700 (9)	903,798
	112,500	37,500	21.29	6/30/2015	11,952	190,515		
	150,000	0	19.12	7/1/2014				
	150,000	0	12.88	7/31/2013				
	150,000	0	10.6266	8/31/2012				
	150,000	0	9.7466	8/5/2011				
	157,500	0	9.9583	10/18/2010				
	135,000	0	10.25	7/31/2010				
	135,000	0	20.625	7/31/2009				
Michael A. Miles, Jr.	0	275,682	24.30	7/1/2018	31,946	509,219	40,470 (5)	645,092
	63,639	190,918	24.42	7/2/2017	64,400	1,026,536	39,908 (6)	636,134
	115,426	115,428	24.50	7/3/2016	31,789	506,717	56,700 (9)	903,798
	168,750	56,250	21.29	6/30/2015	20,521	327,105		
	225,000	0	19.12	7/1/2014				
	225,000	0	16.2666	10/31/2013				
Joseph G. Doody	0	161,478	24.30	7/1/2018	27,494	438,254	23,705 (5)	377,858
	37,276	111,828	24.42	7/2/2017	12,189	194,293	23,376 (6)	372,613
	65,083	65,085	24.50	7/3/2016	10,900	173,746	33,210 (9)	529,367
	56,250	18,750	21.29	6/30/2015	7,890	125,767		
	75,000	0	19.12	7/1/2014				
	75,000	0	12.88	7/31/2013				
	75,000	0	10.6266	8/31/2012				
	150,000	0	13.3333	4/3/2012				
Demos Parneros	0	161,478	24.30	7/1/2018	18,713	298,285	23,705 (5)	377,858
	37,276	111,828	24.42	7/2/2017	47,200	752,368	23,376 (6)	372,613
	65,083	65,085	24.50	7/3/2016	18,621	296,819	33,210 (9)	529,367
	56,250	18,750	21.29	6/30/2015	11,563	184,314		
	75,000	0	19.12	7/1/2014				
	75,000	0	12.88	7/31/2013				
	75,000	0	10.6266	8/31/2012				
	9,499	0	13.3533	5/31/2012				
	75,000	0	13.26	5/29/2012				
	18,000	0	9.7466	8/5/2011				
	13,500	0	9.9583	10/18/2010				
	1,702	0	8.0679	7/31/2010				
	18,000	0	10.25	7/31/2010				
	13,500	0	9.375	7/6/2010				
	1,648	0	10.10	4/27/2010				
	18,000	0	20.625	7/31/2009				

(1) Stock options vest 25% per year after the date of grant, subject to accelerated vesting in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2008 Fiscal Year table above.

(2) The Expiration Date is the tenth anniversary of the date of grant.

(3) Unless otherwise noted, restricted stock vests 50% two years after the date of grant and 100% three years after the date of grant, subject to accelerated vesting in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2008 Fiscal Year table above.

(4) Based on the fair market value of our common stock on January 31, 2009 ($15.94 per share).

(5) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2008-2010 performance period, with a vesting date in March 2011.

(6) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2007-2009 performance period, with a vesting date in March 2010.

(7) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2007-2011 performance period, with a vesting date in March 2012, subject to accelerated vesting upon death, disability or termination without cause or following a change-in-control of Staples, if Mr. Sargent is not offered employment by the surviving corporation under certain conditions or his employment is terminated without cause or he resigns for good reason within one year of such change-in-control.

(8) Restricted stock award vesting in full on March 8, 2012, subject to accelerated vesting upon death, disability or termination without cause or following a change-in-control of Staples, if Mr. Sargent is not offered employment by the surviving corporation under certain conditions or his employment is terminated without cause or he resigns for good reason within one year of such change-in-control.

(9) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2006-2008 performance period, with a vesting date in March 2009. These performance objectives were not achieved and the Compensation Committee did not approve any payouts under this award.

OPTION EXERCISES AND STOCK VESTED DURING 2008 FISCAL YEAR

The following table summarizes the option exercises and vesting of stock awards for each of the named executive officers during our 2008 fiscal year.

	Option Awards		Stock Awards	
Name of Executive Officer	**Number of Shares Acquired on Exercise (#)**	**Value Realized Upon Exercise ($) (1)**	**Number of Shares Acquired Upon Vesting (#)**	**Value Realized on Vesting ($) (2)**
Ronald L. Sargent	1,000,000	10,573,854	38,350	895,089
John J. Mahoney	0	0	96,346	2,186,485
Michael A. Miles, Jr.	0	0	20,520	478,937
Joseph G. Doody	35,795	566,855	107,659	2,618,380
Demos Parneros	27,000	268,682	11,562	269,857

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

(2) Represents the fair market value of the stock award on the date of vesting.

NONQUALIFIED DEFERRED COMPENSATION FOR 2008 FISCAL YEAR

The following table sets forth summary information with respect to each of the named executive officers regarding contributions to our Supplemental Executive Retirement Plan ("SERP") for our 2008 fiscal year.

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($) *	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ronald L. Sargent	262,261	69,324	(479,998)	0	2,739,025
John J. Mahoney	71,920	35,965	(386,371)	0	737,555
Michael A. Miles	35,965	35,965	17,137	0	395,258
Joseph G. Doody	387,276	30,978	(1,472,634)	0	2,189,786
Demos Parneros	31,461	25,162	(128,686)	0	370,466

* These contribution amounts are included in the All Other Compensation column of the Summary Compensation Table included in this proxy statement.

Our SERP is a non-qualified deferred compensation plan which is generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Our SERP provides participants with a range of well diversified investment options similar to our 401(k) plan. Eligible executives, including the named executive officers, may contribute up to 100% of their base salary and bonus and will receive matching contributions in cash equal to 100% of each dollar saved, up to a maximum of 4% of base salary and bonus. The matching contributions are credited at an interest rate established at the beginning of each year, which is based upon the declared crediting rate on life insurance policies designated by the plan administrator to fund the plan. For 2008, the annual interest rate was 5.28%. The matching contributions generally vest 20% per year during the first five years of service based on hours worked during a calendar year. After five years of service, participants are fully vested in all matching contributions. All of our named executive officers are fully vested in their SERP balances. Benefits generally are paid to the participant in accordance with a predefined distribution schedule based on the requirements of Section 409A under the Internal Revenue Code.

Potential Payments Upon Termination or Change-in-Control

The tables below show the estimated incremental value transfer to each named executive officer under various scenarios relating to a termination of employment. The tables below and the discussion that follows assume that such termination occurred on January 31, 2009. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to associates generally.

Fiscal 2008 Termination and Change-in-Control Scenarios

	Retirement or Resignation	Termination for Cause	Termination Without Cause	Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability
Ronald L. Sargent *							
Cash Severance Payment	$ 0	$ 0	$ 4,537,669	$4,537,669	$ 6,806,504	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$10,688,950	$ 0	$20,804,426	$10,115,476	$20,804,426
SERP Lump Sum Value Payout	$2,739,025	$2,739,025	$ 2,739,025	$2,739,025	$ 2,739,025	$ 0	$ 2,739,025
Continuation of Benefits	$ 0	$ 0	$ 258,410	$ 258,410	$ 388,131	$ 0	$ 599,196
Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 6,394,000 (1)
Excise and 409A Tax (Grossed-up)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	$2,739,025	$2,739,025	$18,224,054	$7,535,104	$30,738,086	$10,115,476	$30,536,647

	Retirement or Resignation	Termination for Cause	Termination Without Cause or Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability
John J. Mahoney *						
Cash Severance Payment	$ 0	$ 0	$1,582,331	$2,109,775	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$4,025,233	$ 0	$4,025,233	$4,025,233	$2,571,138	$4,025,233
SERP Lump Sum Value Payout	$ 737,555	$ 737,555	$ 737,555	$ 737,555	$ 0	$ 737,555
Continuation of Benefits	$ 9,800	$ 9,800	$ 125,637	$ 268,305	$ 0	$ 0
Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$2,861,950 (1)
Total	$4,772,588	$ 747,355	$6,470,756	$7,140,868	$2,571,138	$7,624,738
Michael A. Miles *						
Cash Severance Payment	$ 0	$ 0	$1,578,508	$2,104,678	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$ 0	$4,940,715	$2,571,138	$4,940,715
SERP Lump Sum Value Payout	$ 395,258	$ 395,258	$ 395,258	$ 395,258	$ 0	$ 395,258
Continuation of Benefits	$ 0	$ 0	$ 14,794	$ 20,071	$ 0	$ 0
Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$2,861,950 (1)
Total	$ 395,258	$ 395,258	$1,988,560	$7,460,722	$2,571,138	$8,197,923
Joseph G. Doody *						
Cash Severance Payment	$ 0	$ 0	$ 855,936	$1,283,904	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$2,438,055	$ 0	$2,438,055	$2,438,055	$1,505,995	$2,438,055
SERP Lump Sum Value Payout	$2,189,786	$2,189,786	$2,189,786	$2,189,786	$ 0	$2,189,786
Continuation of Benefits	$ 9,142	$ 9,142	$ 60,635	$ 86,392	$ 0	$ 0
Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,985,120 (1)
Total	$4,636,983	$2,198,928	$5,544,412	$5,998,137	$1,505,995	$6,612,961
Demos Parneros *						
Cash Severance Payment	$ 0	$ 0	$ 739,250	$1,108,875	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$ 0	$3,037,781	$1,505,995	$3,037,781
SERP Lump Sum Value Payout	$ 370,466	$ 370,466	$ 370,466	$ 370,466	$ 0	$ 370,466
Continuation of Benefits	$ 0	$ 0	$ 25,787	$ 38,700	$ 0	$ 0
Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,984,120 (1)
Total	$ 370,466	$ 370,466	$1,135,503	$4,555,822	$1,505,995	$5,392,367

* Payouts are subject to regulations issued under Section 409A of the Internal Revenue Code.

(1) Includes payout under our survivor death benefit plan and our Executive Officer Incentive Plan at target.

See below for additional explanation of the terms of these payments and our assumptions calculating them.

Retirement or Resignation

If a named executive officer who satisfies the conditions of our rule of 65 retires or resigns, all restricted stock and stock option awards granted to such named executive officer after June 30, 2004 will vest in full. Under our rule of 65, performance share awards held by such named executive officer will not be accelerated upon his retirement or resignation and the share payout, if any, will be based on actual results and occur at the end of the performance period as if he had been employed on such date. A named executive officer who satisfies the conditions of our rule of 65 may exercise any vested options within three years of his retirement or resignation. Our rule of 65 is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2008 Fiscal Year table earlier in this proxy statement. Only Messrs. Mahoney and Doody met the age and service requirements under our rule of 65 as of January 31, 2009. The value of accelerated vesting of equity compensation listed in the table above represents unvested restricted stock and stock option awards and unearned shares covered by performance share awards held by Messrs. Mahoney and Doody. The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. Messrs. Mahoney's and Doody's continuation of benefits represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination for Cause

In the event of a termination for cause, the named executive officer is entitled to his contributions and our matching contributions to our SERP and any investment gains on such contributions. Messrs. Mahoney's and Doody's continuation of benefits represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination without Cause or Resignation for Good Reason

We have entered into severance benefit agreements with each of the named executive officers that provide compensation following a termination without cause or resignation for good reason. The circumstances constituting cause or good reason are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general,

- a termination will be for cause if the named executive officer has willfully failed to perform his duties, breached any confidentiality or non-compete agreement with us, or engaged in misconduct that harms us; and
- the named executive officer will have good reason to resign if we significantly diminish his authority or responsibilities, reduce his salary or eligibility for bonus and other benefits, or require that he relocate his office more than 50 miles following a change-in-control of Staples.

Under the severance benefits agreements, following our termination of the named executive officer's employment without cause or the named executive officer's resignation for good reason:

- Mr. Sargent is entitled to continuation of salary, bonus and certain health and welfare benefits for 24 months.
- Messrs. Mahoney and Miles are entitled to continuation of salary, bonus and certain health and welfare benefits for 18 months.
- Messrs. Doody and Parneros are entitled to continuation of salary, bonus and certain health and welfare benefits for 12 months.

In addition, under Mr. Sargent's severance benefits agreement, if we terminate Mr. Sargent's employment without cause (but not if Mr. Sargent resigns for good reason), all of his stock options become exercisable in full and any restrictions on the vesting of his restricted stock awards lapse.

The cash severance payments listed in the tables above represent the value of salary and bonus continuation to the named executive officers under the severance benefits agreements. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by Messrs. Sargent, Mahoney and Doody, exclude the unearned shares covered by Mr. Sargent's performance share awards, and include the unearned shares covered by Messrs. Mahoney's and Doody's performance share awards. Mr. Sargent's unvested restricted stock and stock option awards are accelerated upon termination without cause pursuant to his severance benefits agreement, and his performance share awards are forfeited upon termination without cause or resignation for good reason. Under our rule of 65, Messrs. Mahoney's and Doody's unvested restricted stock and stock option awards are accelerated and the share payout, if any, under their performance share awards will be based on actual results and occur at the end of the performance period as if they had been employed throughout such period. In addition, under our rule of 65, any vested stock options may be exercised by the named executive officer within three years following termination without cause or resignation for good reason. The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The continuation of benefits listed in the tables above include health, dental and executive life insurance coverage provided under the severance benefits agreements and, for Messrs. Mahoney and Doody, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Termination Following Change-in-Control

Under our severance benefits agreements with the named executive officers, if we terminate the named executive officer's employment without cause or the named executive officer resigns for good reason within two years following a change-in-control of Staples, the named executive officer would receive payments in addition to those triggered by a termination without cause or resignation for good reason. The circumstances constituting a change-in-control of Staples are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if another person becomes the owner of 30% or more of the combined voting power of our stock, there is an unwelcome change in a majority of the members of our Board, or our stockholders approve a merger with another entity in which our stockholders fail to own more than 75% of the combined voting power of the surviving entity. Upon a termination following a change-in-control, Mr. Sargent would receive an additional 12 months of salary, bonus, and certain health and welfare benefits, and each other named executive officer would receive an additional six months of salary, bonus and health and welfare benefits. Under the terms of Mr. Sargent's severance benefits agreement, we will also reimburse Mr. Sargent for any excise tax under Section 280G of the Internal Revenue Code incurred in connection with a termination without cause or resignation for good reason following a change-in-control of Staples. In addition, the vesting or payout of the named executive officers' restricted stock awards, stock option awards and performance share awards is accelerated following a change-in-control, as described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2008 Fiscal Year table earlier in this proxy statement.

The cash severance payments listed in the tables above represent the value of salary and bonus continuation to the named executive officers under the severance benefits agreements. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by the named executive officers and the unearned shares covered by their performance share awards. The named executive officer may exercise any vested options within three years of the termination date under our rule of 65 and otherwise within 6 months of the termination date. The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. Our Board may also direct that our SERP be terminated within 12 months of the change-in-control and that all participants be fully vested in their accounts, with assets being distributed within 12 months of the termination date. The continuation of benefits listed in the tables above include health, dental and executive life insurance coverage provided under the severance benefits agreements and, for Messrs. Mahoney and Doody, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend. The individual components comprising the continuation of benefits are set forth in the table below.

Change-in-Control Only

Under our non-qualified stock option agreements with all of our associates, including the named executive officers, a change-in-control would result in a partial vesting acceleration of outstanding options. Specifically, the vesting schedule of such options would accelerate such that an additional 25% of the underlying shares would become immediately exercisable and the remaining unvested shares would vest ratably on each vesting date following such change-in-control. The circumstances constituting a change-in-control of Staples are specifically described in our form of non-qualified stock option agreement, which is listed as an exhibit to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if another person becomes the owner of 30% or more of the combined voting power of our stock, there is an unwelcome change in a majority of the members of our Board of Directors, or our stockholders approve a merger with another entity in which our stockholders prior to the merger fail to own more than 75% of the combined voting power of the surviving entity.

Death or Disability

Termination due to death or disability would result in vesting acceleration of certain equity awards, which is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2008 Fiscal Year table earlier in this proxy statement. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by the named executive officers and the unearned shares covered by their performance share awards. In general, any vested stock options may be exercised by the named executive officer or his estate within one year following termination for death or disability.

If the termination is due to the named executive officer's death, his beneficiaries or estate would be entitled to a lump sum payment under our SERP, a target level award payment from the Executive Officer Incentive Plan and payments from our survivor death benefit plan. Payouts under our survivor death benefit plan which includes 100% of base salary and target bonus for the first year and 50% of base salary and target bonus for the second and third years are made monthly over a period of three years. The death benefit payouts from insurance policies for which the named executive officers pay the premiums are not included in the table above. Payouts under these policies would be $2,020,200, $1,500,000, $1,567,200, and $1,567,200 for Messrs. Mahoney, Miles, Doody, and Parneros, respectively. Mr. Sargent's life insurance coverage is in the form of a second-to-die policy providing for payments either upon the later of his death or his wife's death. For purposes of the table above, we have assumed that payments under this policy (which would amount to approximately $12,690,000) are not triggered. In the event that Mr. Sargent were to die first, we would continue to pay the executive life insurance premiums needed to support the $12,690,000 death benefit.

If the termination is due to the named executive officer's disability, he would be entitled to receive a distribution from our SERP, generally in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The named executive officer would also be entitled to receive disability payments from our disability carriers, if the named executive officer has enrolled in such policy. Disability coverage is generally designed to replace 60% of the named executive officer's compensation up to $600,000 for each of the other named executive officers. The disability benefit payouts from insurance policies for which the named executive officers pay the premiums are not included in the table above. In addition, executive life insurance premiums will be continued to age 65 as necessary to support the life insurance coverage in place at the time of disability.

Agreements Affecting Payments

Each of the named executive officers has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that cover the two year period subsequent to termination of his employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards. In addition, if a named executive officer is terminated for cause or we determine within 6 months of a named executive officer's resignation that his prior conduct warranted termination for cause, any vested equity awards will be forfeited and we may recover any profit earned upon the sale or other transfer by the named executive officer of any vested equity awards.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of January 31, 2009. The equity compensation plans under which we may grant equity awards consist of the Amended and Restated 2004 Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Purchase Plan and the Amended and Restated International Employee Stock Purchase Plan, all of which have been approved by our stockholders.

EQUITY COMPENSATION PLAN INFORMATION AT 2008 FISCAL YEAR END

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) (1)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by security holders	50,812,721 (3)	$17.52	22,108,661 (4)
Equity compensation plans not approved by security holders	66,092 (5)	15.51	0
Total	50,878,813	$17.52	22,108,661

(1) Weighted-average exercise price calculation excludes outstanding performance share awards and includes all restricted stock units, which do not have an exercise price. Excluding restricted stock units, the weighted-average exercise price of outstanding options, warrants and rights would be $18.86 for equity compensation plans approved by security holders, $15.51 for equity compensation plans not approved by security holders and $18.85 for all equity compensation plans.

(2) Does not include up to a maximum of approximately 15,002,415 additional shares that may become available for issuance under the Amended and Restated 2004 Stock Incentive Plan through the expiration, termination, surrendering, cancellation, forfeiture or settlement of options or restricted stock awards granted under the Amended and Restated 1992 Equity Incentive Plan (the "1992 Plan"), as provided in the Amended and Restated 2004 Stock Incentive Plan. In addition to being available for future issuance upon exercise of options that may be granted after February 1, 2009, one-half of the total number of shares of common stock covered by the Amended and Restated 2004 Stock Incentive Plan (including any shares that may become available through the 1992 Plan, as described above) may be granted in the form of restricted stock or other stock-based awards other than options or stock appreciation rights.

(3) Issued pursuant to our Amended and Restated 1990 Director Stock Option Plan, the 1992 Plan and our Amended and Restated 2004 Stock Incentive Plan. We continue to grant equity awards only under the Amended and Restated 2004 Stock Incentive Plan. Includes a number of shares estimated as of our 2008 fiscal year end that are issuable under performance share awards described under the heading "Long-Term Equity Incentives" in the Compensation Discussion and Analysis section of this proxy statement.

(4) Includes 355,361 shares available for issuance under our Amended and Restated 1998 Employee Stock Purchase Plan (the "ESPP") and 14,028 shares available for issuance under our Amended and Restated International Employee Stock Purchase Plan (the "IESPP"). We currently do not have enough shares available to complete the current offering period which ends on June 30, 2009. We will need 947,371 shares for issuance under the ESPP and 154,792 shares for issuance under the IESPP for the current offering period, assuming that our associates enroll to the same extent they did during the offering period that ended on December 31, 2008 and based on a fair market value of $18.79 per share for our common stock on January 2, 2009 (the first business day of the current offering period). In the event the fair market value of our common stock is less than $18.79 per share on June 30, 2009, we will issue additional shares for the current offering period. During the 2009 Annual Meeting our stockholders will consider approving an amendment to increase the number of shares authorized for issuance under the ESPP by 7,000,000 shares and an amendment to increase the number of shares authorized for issuance under the IESPP by 1,500,000 shares. If the amendments are not approved, the plans will terminate.

(5) Includes 12,500 shares issuable in connection with the current outstanding options assuming associates elect to use all of their savings under the 1997 United Kingdom Savings Related Share Option Plan to purchase options. Also includes 53,592 shares issuable in connection with current outstanding options under our 1997 United Kingdom Company Share Option Plan. We no longer grant options under either the 1997 United Kingdom Savings Related Share Option Plan or the 1997 United Kingdom Company Share Option Plan.

The following two option plans have not been approved by our stockholders. We no longer issue any options under either plan, although options remain outstanding under each plan.

1997 United Kingdom Savings Related Share Option Plan

In August 1997, our Board adopted the 1997 United Kingdom Savings Related Share Option Plan (the "UK Savings Plan"), pursuant to which an aggregate of 1,687,500 shares of common stock may be issued to eligible associates whose employment relationship with Staples or a participating subsidiary is subject to United Kingdom income tax law. After August 2007, options were no longer granted pursuant to the UK Savings Plan. The UK Savings Plan, which was approved by the Department of Inland Revenue of the United Kingdom in December 1997, is designed to encourage eligible associates to save money and purchase shares of our common stock at a discounted price. We filed the UK Savings Plan with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

Each associate, including an officer or director who is also an associate, may participate in the UK Savings Plan, provided he or she is eligible to participate in such plan under applicable United Kingdom tax law and (1) has been employed by us or a participating subsidiary for at least 90 continuous days on the invitation date or (2) is designated by our Board of Directors as an eligible associate.

The UK Savings Plan, which is implemented through invitations, provides eligible associates with the opportunity to make monthly deductions from their pay of between 5 British pounds and 250 British pounds over a three-year period for investment in an interest bearing tax-free account. The associates' savings are used to purchase our common stock at a discounted price equal to 15% less than the fair market value of our common stock on the invitation date. Subject to limited exceptions, at the end of the three-year period, associates have six months to decide whether to withdraw their savings and guaranteed bonus in cash, purchase all of their options at the discounted price, or buy some of their options at the discounted price and keep some of the cash accumulation.

The UK Savings Plan is administered by our Board of Directors and the Compensation Committee of our Board of Directors. Our Board of Directors and our Compensation Committee have the authority to make rules and regulations for the administration of the UK Savings Plan. Pursuant to the terms of the UK Savings Plan, our Board of Directors has appointed the Compensation Committee to administer certain aspects of the UK Savings Plan. Our Board of Directors may at any time amend or terminate the UK Savings Plan as long as the amendment or termination does not prejudice the rights of any participant without the prior consent of such participant. The UK Savings Plan contains provisions relating to the exercise or disposition of options in the event of the illness, disability, retirement, involuntary separation of service or death of the associate or a change-in-control, reconstruction or winding up of Staples.

As of January 31, 2009, 119 associates have outstanding awards under the UK Savings Plan.

1997 United Kingdom Company Share Option Plan

In August 1997, our Board adopted the 1997 United Kingdom Company Share Option Plan (the "UK Option Plan"), pursuant to which stock options for up to 1,687,500 shares of our common stock could be granted to our associates and our subsidiaries' associates, other than executive officers and directors. On June 17, 2004, when our stockholders approved our Amended and Restated 2004 Stock Incentive Plan, we ceased granting stock options under the UK Option Plan. We used the UK Option Plan to compensate associates working in our United Kingdom businesses. Associates working in our United Kingdom businesses were also eligible to receive options under our stockholder-approved equity plans. We filed the UK Option Plan with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

The UK Option Plan was designed to be approved by the United Kingdom's Department of Inland Revenue so that associates would not be obligated to pay income tax on the difference between the exercise price of the option and fair market value of our common stock at the option's exercise date. The Department of Inland Revenue approved the UK Option Plan in January 1998. Participants in the UK Option Plan could be granted, in the aggregate over the life of the UK Option Plan, up to 30,000 British pounds of tax-advantaged options. Eligible associates could receive additional non-tax advantaged options under the UK Option Plan.

The UK Option Plan is administered by our Board. Our Board is authorized to adopt, amend and repeal the administrative rules, guidelines and practices relating to the UK Option Plan and to interpret the provisions of the UK Option Plan. Our Board of Directors may amend, suspend or terminate the UK Option Plan at any time. As noted above, our Board terminated the UK Option Plan, effective June 17, 2004, with respect to future awards. Our Board of Directors has delegated to the Compensation Committee authority to administer certain aspects of the UK Option Plan.

Our Board or the Compensation Committee selected the recipients of options under the UK Option Plan and determined (1) the number of shares of our common stock covered by such options, (2) the dates upon which such options become exercisable (which is typically 25% on the first anniversary of the date of grant and 2.083% monthly thereafter), (3) the exercise price of options (which may not be less than the fair market value of our common stock on the date of grant), and (4) the duration of the options (which may not exceed 10 years). With respect to options granted within the 30,000 British pound limit, preferential tax treatment generally may only be obtained on the exercise of the option if the option is exercised after the third and before the tenth anniversary of the date of grant and more than three years after the previous exercise of an option which has received preferential tax treatment.

Our Board is required to make appropriate adjustments in connection with the UK Option Plan and any outstanding options under the UK Option Plan to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The UK Option Plan also contains provisions relating to the disposition of options in the event of a merger, consolidation, sale of all or substantially all of the assets, or liquidation of Staples.

As of January 31, 2009, approximately 81 associates have outstanding awards under the UK Option Plan.

Compensation Committee Interlocks and Insider Participation

During our 2008 fiscal year, Mr. Blank, Ms. Burton, Ms. Meyrowitz and Mr. Trust served on the Compensation Committee and were independent directors during such service. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee. In addition, none of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of copies of reports filed by the directors, executive officers and beneficial owners of more than 10% of our common stock required to file such reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, we believe that all of our directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 except that, due to an administrative oversight on the part of Staples, a portion of an initial director compensation equity grant for Ms. Smith was reported shortly after the two day deadline. In addition, Staples failed to file a Form 5 to record changes from direct to indirect holdings for Mr. Sargent in fiscal year 2007.

Securities and Exchange Commission Filings

We file annual, quarterly and current reports, as well as other information with the Securities and Exchange Commission. You may read and copy any document that we file with the Securities and Exchange Commission at its Internet Web site at *www.sec.gov* or at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. **If you would like to receive a copy of our Annual Report on Form 10-K for our 2008 fiscal year, or any of the exhibits listed therein, please call or submit a request in writing to Investor Relations, Staples, Inc., 500 Staples Drive, Framingham, MA 01702, telephone (800) 468-7751, and we will provide you with the Annual Report without charge, or any of the exhibits listed therein upon the payment of a nominal fee (which fee will be limited to the expenses we incur in providing you with the requested exhibits).**

Appendix A

STAPLES, INC.

AMENDED AND RESTATED 1998 EMPLOYEE STOCK PURCHASE PLAN

The purpose of this Plan is to provide eligible employees of Staples, Inc. (the "Company") and certain of its subsidiaries with opportunities to purchase shares of common stock of the Company ("Staples Common Stock"), commencing on November 1, 1998. Twenty-two million seven hundred fifty thousand (22,750,000) shares of Staples Common Stock in the aggregate have been approved for this purpose. Employees participating in the Plan may elect to purchase shares of Staples Common Stock, subject to any limitations that may be imposed by the Board of Directors (the "Board") or the Committee (as defined below).

1. *Administration.* The Plan will be administered by the Committee on Employee Benefit Plans, as constituted pursuant to the terms of the Company's 401(k) Plan (the "Committee"). The Board or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretation and decisions with regard thereto shall be final and conclusive. In connection with the administration of the Plan, any two of the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary or Executive Vice President — Human Resources of the Company, acting jointly, by and behalf of the Company, shall have the authority (a) to negotiate, fix and vary the terms of, and to execute and deliver, contracts, agreements, assignments, concessions, licenses, options and all other similar instruments, (b) to engage any agents or contractors, including banks, stock brokers and attorneys, (c) to amend the Plan, and (d) to otherwise do all acts and things necessary or suitable in connection with the exercise of any of the aforementioned powers; provided, that no such authorization shall extend to any amendment of the plan that increases the number of shares available for purchase under the Plan.

2. *Eligibility.* Participation in the Plan will neither be permitted nor denied contrary to the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder. All employees of the Company, including Directors who are employees, and all employees of any subsidiary of the Company (as defined in Section 424(f) of the Code) designated by the Board or the Committee from time to time (a "Designated Subsidiary"), are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to purchase Staples Common Stock under the Plan provided that:

a. they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year; and

b. they have been employed by the Company or a Designated Subsidiary for at least 90 days prior to enrolling in the Plan; and

c. they are employees of the Company or a Designated Subsidiary on the first day of the applicable Plan Period (as defined below).

No employee may be granted an option hereunder if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee.

3. *Offerings.* The Company will make one or more offerings ("Offerings") to employees to purchase stock under this Plan. The first Offering will begin on November 1, 1998, or the first business day thereafter (the "Offering Commencement Dates") and end on June 30, 1999. Thereafter, each July 1 and January 1 will be an Offering Commencement Date. Each Offering Commencement Date will begin a period (a "Plan Period") during which payroll deductions will be made and held for the purchase of Staples Common Stock at the end of the Plan Period. The first Plan Period will be eight (8) months and thereafter each Plan Period will be six (6) months ending on June 30 or December 31, as applicable. The Board or the Committee may, at its discretion, choose a different Plan Period of twelve (12) months or less for subsequent Offerings.

4. *Participation.* An employee eligible on the Offering Commencement Date of any Offering may participate in such Offering by enrolling in such manner and at such time approved, from time to time, by the Board or the Committee, prior to the applicable Offering Commencement Date in said Offering. The enrollment will authorize a

regular payroll deduction from the Compensation received by the employee during the Plan Period. Unless an employee changes his enrollment in a manner prescribed by the Committee from time to time or withdraws from the Plan, his deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The term "Compensation" shall mean regular earnings and sales rewards or other sales-related payments made to sales associates in lieu of commissions, and excluding payments for overtime, incentive compensation, shift premiums, bonuses, contributions to all employee fringe benefits plans (except employee contributions in lieu of cash earnings pursuant to any "cash or deferred plan" or "cafeteria plan"), allowances and reimbursements, income or gains on the exercise of Company stock options or stock appreciation rights, and other special payments except to the extent that the inclusion of any such item is specifically approved by the Board.

5. *Deductions.* The Company will maintain payroll deduction accounts for all participating employees. With respect to any Offering made under this Plan, an employee may authorize a payroll deduction in any dollar amount up to a maximum of ten percent (10%) of the Compensation he or she receives during the Plan Period or such shorter period during which deductions from payroll are made. Payroll deductions may be made in any whole percentage up to ten percent (10%). Each participating employee shall designate what percentage of his or her payroll deductions during the Offering shall be used to purchase Staples Common Stock upon the completion of such Offering, subject to any limits as may be imposed for such Offering by the Board or the Committee. Any change in compensation during the Plan Period will result in an automatic corresponding change in the dollar amount withheld.

No employee may be granted an Option (as defined in Section 9) which permits his rights to purchase Staples Common Stock under this Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and its subsidiaries, to accrue at a rate which exceeds $25,000 of the Fair Market Value (as defined below) of Staples Common Stock (determined at the Offering Commencement Date of the Plan Period) for each calendar year in which the Option is outstanding at any time.

6. *Deduction Changes.* An employee may discontinue his payroll deduction once during any Plan Period, up to such deadline as may be established by the Board or the Committee, which deadline shall be prior to the close of business on the last business day in a Plan Period, in such manner permitted by the Board or Committee. However, an employee may not increase or decrease his payroll deduction during a Plan Period. If an employee elects to discontinue his payroll deductions during a Plan Period, amounts previously withheld will be refunded to the employee without interest.

7. *Interest.* Interest will not be paid on any employee accounts.

8. *Withdrawal of Funds.* An employee may at any time up to such deadline as may be established by the Board or the Committee, which deadline shall be prior to the close of business on the last business day in a Plan Period and, for any reason, permanently draw out the balance accumulated in the employee's account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board or the Committee.

9. *Purchase of Shares.* On the Offering Commencement Date of each Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option ("Option") to purchase on the last day of such Plan Period (the "Exercise Date"), at the Option Price hereinafter provided for, the largest number of shares of Staples Common Stock (subject to any limits as may be imposed for such Offering by the Board or the Committee) as does not exceed the number of shares determined by dividing $12,500 by the Fair Market Value (as defined below) of Staples Common Stock on the Offering Commencement Date of such Plan Period; provided that, if the Plan Period is any period other than six months, then $12,500 shall be adjusted proportionately to reflect the length of the Plan Period.

The purchase price for each share purchased will be 85% of the Fair Market Value (as defined below) of Staples Common Stock on (i) the first business day of such Plan Period or (ii) the Exercise Date, whichever shall be less. For purposes of this Plan, "Fair Market Value" shall mean (a) the closing price on any national securities exchange on which Staples Common Stock is listed, (b) the closing price of Staples Common Stock on the NASDAQ National Market, or (c) the average of the closing bid and asked prices in the over-the-counter market, whichever is applicable, as published in *The Wall Street Journal*. If no sales of Staples Common Stock were made on such a day, the price of

Staples Common Stock for purposes of clauses (a) and (b) above shall be the reported price for the next preceding day on which sales were made.

Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of shares of Staples Common Stock (including fractional shares calculated up to 5 decimal places) reserved for the purpose of the Plan that his accumulated payroll deductions on such date will pay for (but not in excess of the maximum number determined in the manner set forth above subject to any limits on such allocation as may be imposed by the Board or the Committee for such Offering.

Any balance remaining in an employee's payroll deduction account at the end of a Plan Period will be automatically refunded to the employee.

10. *Issuance of Certificates.* Certificates representing shares of Staples Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Company's sole discretion) in the name of a brokerage firm, bank or other nominee holder designated by the employee or in the name of the Plan with appropriate allocation to the participating employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.

11. *Rights on Retirement, Death or Termination of Employment.* In the event of a participating employee's termination of employment prior to the last business day of a Plan Period, no payroll deduction shall be taken from any pay due and owing to an employee and the balance in the employee's account shall be paid to the employee or, in the event of the employee's death (a) to the executor, personal representative, or administrator of the employee's estate or (b) if no such executor, personal representative, or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, prior to the last business day of the Plan Period, the Designated Subsidiary by which an employee is employed shall cease to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee shall be deemed to have terminated employment for the purposes of this Plan.

12. *Optionees Not Stockholders.* Neither the granting of an Option to an employee nor the deductions from his pay shall constitute such employee a stockholder of the shares of Staples Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to him or to an account for his benefit.

13. *Rights Not Transferable.* Rights under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

14. *Application of Funds.* All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

15. *Adjustment in Case of Changes Affecting Staples Common Stock.* In the event of a subdivision or combination of outstanding shares of outstanding shares of Staples Common Stock, or the payment of a dividend of Staples Common Stock, the number of shares approved for this Plan, the share limitation set forth in Section 9, and the purchase price shall be adjusted proportionately. In the event of any other change affecting Staples Common Stock, such adjustment shall be made as may be deemed equitable by the Board or the Committee to give proper effect to such event.

16. *Merger.* If the Company shall at any time merge or consolidate with another corporation and the holders of the capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 80% by voting power of the capital stock of the surviving corporation ("Continuity of Control"), the holder of each Option then outstanding will thereafter be entitled to receive at the next Exercise Date upon the exercise of such Option for each share as to which such Option shall be exercised the securities or property which a holder of such shares of Staples Common Stock was entitled to upon and at the time of such merger or consolidation, and the Board or the Committee shall take such steps in connection with such merger or consolidation as the Board or the Committee shall deem necessary to assure that the provisions of Section 15 shall thereafter be applicable, as nearly as reasonably may be, in relation to the said securities or property as to which such holder of such Option might thereafter be entitled to receive thereunder.

In the event of a merger or consolidation of the Company with or into another corporation which does not involve Continuity of Control, or of a sale of all or substantially all of the assets of the Company while unexercised Options remain outstanding under the Plan, (a) subject to the provisions of clauses (b) and (c), after the effective date of such transaction, each holder of an outstanding Option shall be entitled, upon exercise of such Option, to receive in lieu of shares of Staples Common Stock, shares of such stock or other securities as the holders of shares of Staples Common Stock received pursuant to the terms of such transaction; or (b) all outstanding Options may be cancelled by the Board or the Committee as of a date prior to the effective date of any such transaction and all payroll deductions shall be paid out to the participating employees; or (c) all outstanding Options may be cancelled by the Board or the Committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an Option, and each holder of an Option shall have the right to exercise such Option in full based on payroll deductions then credited to his account as of a date determined by the Board or the Committee, which date shall not be less than ten (10) days preceding the effective date of such transaction.

17. *Amendment of the Plan.* The Board may at any time, and from time to time, amend this Plan in any respect, except that (a) if the approval of any such amendment by the shareholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

18. *Insufficient Shares.* In the event that the total number of shares of Staples Common Stock specified in elections to be purchased in any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, the Board or the Committee will allot the shares then available on a pro rata basis. In the event that the total number of shares of Staples Common Stock specified in elections to be purchased in any Offering exceeds the maximum number of shares available for purchase in such Offering (as specified by the Board or the Committee), the Board or the Committee will allot the shares available on a pro rata basis or in such other manner as it, in its sole discretion, deems appropriate.

19. *Termination of the Plan.* This Plan may be terminated at any time by the Board. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded.

20. *Governmental Regulations.* The Company's obligation to sell and deliver Staples Common Stock under this Plan is subject to the approval of all governmental authorities required in connection with the authorization, issuance or sale of such stock.

21. *Governing Law.* The Plan shall be governed by Massachusetts law except to the extent that such law is preempted by federal law.

22. *Issuance of Shares.* Shares may be issued upon exercise of an Option from authorized but unissued Staples Common Stock, from shares held in the treasury of the Company, or from any other proper source.

23. *Notification upon Sale of Shares.* Each employee agrees, by entering the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

24. *Effective Date and Approval of Shareholders.* The Plan shall take effect on November 1, 1998 subject to approval by the shareholders of the Company as required by Section 423 of the Code, which approval must occur within twelve months of the adoption of the Plan by the Board.

25. *Dividends on Shares Purchased under the Plan.* Each employee who enrolls in the Plan agrees, for so long as shares of Staples Common Stock purchased by the employee at any time under the Plan (the "Purchased Shares") are held by the employee in an account with a bank, transfer agent, or other financial institution designated by the Company to hold the Purchased Shares (the "Financial Institution"), to (1) participate in the Staples dividend reinvestment program maintained by the Financial Institution (the "DRIP") such that the employee shall receive, in lieu of any cash dividend paid or payable by the Company with respect to the employee's Purchased Shares that are held in an account with the Financial Institution (the "Captive Shares"), shares of Staples Common Stock (including any fractional shares) pursuant to the terms of the DRIP, and (2) allow the Company to take all reasonably necessary and appropriate actions to ensure that the amount of any cash dividend paid or payable by the Company with respect to the employee's Captive Shares is paid in the form of Staples Common Stock instead of cash.

STAPLES, INC.

AMENDED AND RESTATED
INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

The purpose of this Plan is to provide eligible employees of certain non-U.S. subsidiaries of Staples, Inc. (the "Company") with opportunities to purchase common stock of the Company ("Staples Common Stock"), commencing on July 1, 2000. Two million seven hundred seventy five thousand (2,775,000) shares of Staples Common Stock have been approved for this purpose. Employees participating in the Plan may elect to purchase shares of Staples Common Stock, subject to any limitations that may be imposed by the Board of Directors (the "Board") or the Committee (as defined below).

1. *Administration.* The Plan will be administered by the Committee on Employee Benefit Plans, as constituted pursuant to the terms of the Company's 401(k) Plan (the "Committee"). The Board or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretation and decisions with regard thereto shall be final and conclusive. In connection with the administration of the Plan, any two of the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary or Executive Vice President — Human Resources of the Company, acting jointly, by and behalf of the Company, shall have the authority (a) to negotiate, fix and vary the terms of, and to execute and deliver, contracts, agreements, assignments, concessions, licenses, options and all other similar instruments, (b) to engage any agents or contractors, including banks, stock brokers and attorneys, (c) to amend the Plan, and (d) to otherwise do all acts and things necessary or suitable in connection with the exercise of any of the aforementioned powers; provided, that no such authorization shall extend to any amendment of the plan that increases the number of shares available for purchase under the Plan.

2. *Eligibility.* All employees of any non-U.S., non-Canadian, non-Netherlands subsidiary of the Company as of July 1, 2000, of any Netherlands subsidiary as of January 1, 2001, of any Canadian subsidiary as of July 1, 2004 and any other subsidiary designated by the Board or the Committee from time to time (each, a "Subsidiary"), including any Director who is an employee of a Subsidiary, are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to purchase Staples Common Stock under the Plan provided that:

a. they have been employed by the Subsidiary for at least 90 days prior to enrolling in the Plan;

b. they are employees of the Subsidiary on the first day of the applicable Plan Period (as defined below); and

c. they meet any other requirements imposed from time to time by the Board or the Committee on employees of one or more Subsidiaries.

No employee may be granted an option hereunder if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), shall apply in determining the stock ownership of an employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee.

3. *Offerings.* The Company will make one or more offerings ("Offerings") to employees to purchase stock under this Plan. The first Offering will begin on July 1, 2000, or the first business day thereafter (the "Offering Commencement Dates") and end on December 31, 2000. Thereafter, each July 1 and January 1 will be an Offering Commencement Date. Each Offering Commencement Date will begin a period (a "Plan Period") during which payroll deductions will be made and held for the purchase of Staples Common Stock at the end of the Plan Period. The first Plan Period will be six (6) months and thereafter each Plan Period will be six (6) months ending on June 30 or December 31. The Board or the Committee may, at its discretion, choose a different Plan Period of twelve (12) months or less for subsequent Offerings.

4. *Participation.*

a. *Enrollment.* An employee eligible on the Offering Commencement Date of any Offering may participate in such Offering by enrolling, in such manner and at such time approved, from time to time, by the

Board or the Committee, prior to the applicable Offering Commencement Date in said Offering. The enrollment will authorize a regular payroll deduction from the Compensation received by the employee during the Plan Period. Unless an employee changes his enrollment in a manner prescribed by the Committee from time to time or withdraws from the Plan, his deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The term "Compensation" shall be defined by the Board or the Committee from time to time, but until modified shall mean regular earnings and sales rewards or other sales-related payments made to sales associates in lieu of commissions, and excluding payments for overtime, incentive compensation, shift premiums, bonuses, contributions to all employee fringe benefit plans (except employee contributions in lieu of cash earnings pursuant to any "cash or deferred plan" or "cafeteria plan"), allowances and reimbursements, income or gains on the exercise of Company stock options, or stock appreciation rights, and other special payments except to the extent that the inclusion of any such item is specifically approved by the Board.

b. *Tax Withholding Authorized.* The enrollment of each employee shall constitute such participating employee's authorization of his or her employer, to the extent permitted by applicable law, to deduct from such employee's compensation in the relevant month or months (or subsequent months, if appropriate) any amount appropriate for the payment or reimbursement of any tax liability payable by such employee with respect to the grant or exercise of the options hereunder, or the sale of any stock acquired through the exercise of such option.

5. *Deductions.* The Company will maintain payroll deduction accounts for all participating employees. With respect to any Offering made under this Plan, an employee may authorize a payroll deduction in any amount up to a maximum of ten percent (10%) of the Compensation he or she receives during the Plan Period or such shorter period during which deductions from payroll are made. Payroll deductions may be made in any whole percentage up to ten percent (10%). Each participating employee shall designate what percentage of his or her payroll deductions during the Offering shall be used to purchase Staples Common Stock upon the completion of such Offering, subject to any limits as may be imposed for such Offering by the Board or the Committee. Any change in compensation during the Plan Period will result in an automatic corresponding change in the amount withheld. The payroll deductions shall be made in the applicable local currency and will be converted into United Stated currency at the prevailing rate of exchange in effect on the date determined by the Board or the Committee from time to time. All amounts deducted may be transferred to an account of the Company or the Subsidiary outside the country in which such employee is employed.

The Board or the Committee may permit direct contributions by eligible employees of a Subsidiary instead of payroll deductions if it determines such action to be advisable, and on such terms as it deems advisable. In the event that such direct contributions are permitted, the Board or Committee may modify other terms of this Plan to reflect such direct contributions.

No employee may be granted an Option (as defined in Section 9) which permits his rights to purchase Staples Common Stock under this Plan and any other employee stock purchase plan of the Company and its subsidiaries (as defined by the Board or the Committee), to accrue at a rate which exceeds $25,000 of the Fair Market Value (as defined below) of Staples Common Stock (determined at the Offering Commencement Date of the Plan Period) for each calendar year in which the Option is outstanding at any time. Options granted during any Plan Period to all officers and Directors of the Company shall not equal or exceed fifty percent (50%) of the total Options granted during such Plan Period.

6. *Deduction Changes.* An employee may discontinue his payroll deduction once during any Plan Period, up to such deadline as may be established by the Board or the Committee, prior to the close of business on the last business day, in such manner as may be permitted by the Board or Committee. However, an employee may not increase or decrease his payroll deduction, during a Plan Period. If an employee elects to discontinue his payroll deductions during a Plan Period, amounts previously withheld will be refunded to the employee without interest. The refund will be made in the currency in which such Participant's deductions were originally made or, if such employee is employed in a country which maintains a fixed exchange rate between its local currency and the Euro, there may be repayment in Euros ("Payment in Euros").

7. *Interest.* Interest will not be paid on any employee accounts.

8. *Withdrawal of Funds.* An employee may at any time up to such deadline as may be established by the Board or the Committee, which deadline shall be prior to the close of business on the last business day in a Plan Period, and for any reason, permanently draw out the balance accumulated in the employee's account (which will be paid in the local currency or, at the discretion of the Board or the Committee, there may be Payment in Euros), and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board or the Committee.

9. *Purchase of Shares.* On the Offering Commencement Date of each Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option ("Option") to purchase on the last day of such Plan Period (the "Exercise Date"), at the Option Price hereinafter provided for, the largest number of shares of Staples Common Stock (subject to any limits as may be imposed for such Offering by the Board or the Committee) as does not exceed the number of shares determined by dividing $12,500 by the Fair Market Value (as defined below) of Staples Common Stock on the Offering Commencement Date of such Plan Period; provided that, if the Plan Period is any period other than six months, then $12,500 shall be adjusted proportionately to reflect the length of the Plan Period.

The purchase price for each share purchased will be 85% of the Fair Market Value (as defined below) of Staples Common Stock on (i) the first business day of such Plan Period or (ii) the Exercise Date, whichever shall be less. For purposes of this Plan, "Fair Market Value" shall mean (a) the closing price on any national securities exchange on which Staples Common Stock is listed, (b) the closing price of Staples Common Stock on the NASDAQ National Market or (c) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in *The Wall Street Journal*. If no sales of Staples Common Stock were made on such a day, the price of Staples Common Stock for purposes of clauses (a) and (b) above shall be the reported price for the next preceding day on which sales were made.

Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of shares of Staples Common Stock (including fractional shares calculated up to 5 decimal places) reserved for the purpose of the Plan that his accumulated payroll deductions on such date will pay for, in United States currency as of that date, but not in excess of the maximum number determined in the manner set forth above, subject to any limits on allocation as may be imposed by the Board or the Committee for such Offering.

Any balance remaining in an employee's payroll deduction account at the end of a Plan Period will be automatically refunded to the employee in the local currency or there may be Payment in Euros.

10. *Issuance of Certificates.* Certificates representing shares of Staples Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Company's sole discretion) in the name of a brokerage firm, bank or other nominee holder designated by the employee or in the name of the Plan with appropriate allocation to the participating employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.

11. *Rights on Retirement Death or Termination of Employment.* In the event of a participating employee's termination of employment prior to the last business day of a Plan Period, no payroll deduction shall be taken from any pay due and owing to an employee and the balance in the employee's account shall be paid to the employee or, in the event of the employee's death (a) to the executor, personal representative, or administrator of the employee's estate or (b) if no such executor, personal representative, or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, prior to the last business day of the Plan Period, the designated Subsidiary by which an employee is employed shall cease to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Subsidiary, the employee shall be treated hereunder as a Terminating Employee.

12. *Optionees Not Stockholders.* Neither the granting of an Option to an employee nor the deductions from his pay shall constitute such employee a stockholder of the shares of Staples Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to him or to an account for his benefit.

13. *Rights Not Transferable.* Rights under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

14. *Application of Funds.* To the extent consistent with applicable law, all funds received or held by the Company or any Subsidiary under this Plan may be combined with other corporate funds and may be used for any corporate purpose and moved outside the country in which they are deducted from payroll.

15. *Adjustment in Case of Changes Affecting Staples Common Stock.* In the event of a subdivision or combination of outstanding shares of Common Stock, or the payment of a dividend of Staples Common Stock, the number of shares approved for this Plan, and the share limitation set forth in Section 9, and the purchase price shall be adjusted proportionately. In the event of any other change affecting Staples Common Stock, such adjustment shall be made as may be deemed equitable by the Board or the Committee to give proper effect to such event.

16. *Merger.* If the Company shall at any time merge or consolidate with another corporation and the holders of the capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 80% by voting power of the capital stock of the surviving corporation ("Continuity of Control"), the holder of each Option then outstanding will thereafter be entitled to receive at the next Exercise Date upon the exercise of such Option for each share as to which such Option shall be exercised the securities or property which a holder of such shares of Staples Common Stock was entitled to upon and at the time of such merger or consolidation, and the Board or the Committee shall take such steps in connection with such merger or consolidation as the Board or the Committee shall deem necessary to assure that the provisions of Section 15 shall thereafter be applicable, as nearly as reasonably may be, in relation to the said securities or property as to which such holder of such Option might thereafter be entitled to receive thereunder.

In the event of a merger or consolidation of the Company with or into another corporation which does not involve Continuity of Control, or of a sale of all or substantially all of the assets of the Company while unexercised Options remain outstanding under the Plan, (a) subject to the provisions of clauses (b) and (c), after the effective date of such transaction, each holder of an outstanding Option shall be entitled, upon exercise of such Option, to receive in lieu of shares of Staples Common Stock, shares of such stock or other securities as the holders of shares of Staples Common Stock received pursuant to the terms of such transaction; or (b) all outstanding Options may be cancelled by the Board or the Committee as of a date prior to the effective date of any such transaction and all payroll deductions shall be paid out to the participating employees; or (c) all outstanding Options may be cancelled by the Board or the Committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an Option, and each holder of an Option shall have the right to exercise such Option in full based on payroll deductions then credited to his account as of a date determined by the Board or the Committee, which date shall not be less than ten (10) days preceding the effective date of such transaction.

17. *Amendment of the Plan.* The Board may at any time, and from time to time, amend this Plan in any respect.

18. *Insufficient Shares.* In the event that the total number of shares of Staples Common Stock specified in elections to be purchased under any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, the Board or the Committee will allot the shares then available on a pro rata basis. In the event that the total number of shares of Staples Common Stock specified in elections to be purchased in any Offering exceeds the maximum number of shares available for purchase in such Offering (as specified by the Board or the Committee), the Board or the Committee will allot the shares available on a pro rata basis or in such other manner as it, in its sole discretion, deems appropriate.

19. *Termination of the Plan.* This Plan may be terminated at any time by the Board. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded in local currency or there may be Payment in Euros.

20. *Governmental Regulations.* The Company's obligation to sell and deliver Staples Common Stock under this Plan is subject to approval of all applicable governmental authorities required in connection with the authorization, issuance or sale of such stock.

21. *Governing Law.* The Plan shall be governed by Massachusetts law except to the extent that such law is preempted by U.S. federal law or other applicable law.

22. *Issuance of Shares.* Shares may be issued upon exercise of an Option from authorized but unissued Staples Common Stock, from shares held in the treasury of the Company, or from any other proper source.

23. *Notification upon Sale of Shares.* Each employee agrees, by entering the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan within such period as the Committee or Board may require from time to time.

24. *Effective Date.* The Plan shall take effect on July 1, 2000.

25. *Dividends on Shares Purchased under the Plan.* Each employee who enrolls in the Plan agrees, for so long as shares of Staples Common Stock purchased by the employee at any time under the Plan (the "Purchased Shares") are held by the employee in an account with a bank, transfer agent, or other financial institution designated by the Company to hold the Purchased Shares (the "Financial Institution"), to (1) participate in the Staples dividend reinvestment program maintained by the Financial Institution (the "DRIP") such that the employee shall receive, in lieu of any cash dividend paid or payable by the Company with respect to the employee's Purchased Shares that are held in an account with the Financial Institution (the "Captive Shares"), shares of Staples Common Stock (including any fractional shares) pursuant to the terms of the DRIP, and (2) allow the Company to take all reasonably necessary and appropriate actions to ensure that the amount of any cash dividend paid or payable by the Company with respect to the employee's Captive Shares is paid in the form of Staples Common Stock instead of cash.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

For the fiscal year ended:
January 31, 2009

Commission File Number:
0-17586

STAPLES, INC.
(Exact name of registrant as specified in its charter)

that was easy.℠

Delaware
(State or other jurisdiction of incorporation or organization)

04-2896127
(I.R.S. Employer Identification No.)

**Five Hundred Staples Drive,
Framingham, MA 01702**
(Address of principal executive office and zip code)

508-253-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0006 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the last sale price of Staples' common stock on July 31, 2008, as reported by NASDAQ, was approximately $15.9 billion. In determining the market value of non-affiliate voting stock, shares of Staples' common stock beneficially owned by each executive officer and director have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 714,861,401 shares of common stock, par value $0.0006, outstanding as of March 9, 2009.

Documents Incorporated By Reference

Listed below is the document incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders	Part III

PART I

Item 1. Business

Staples

Staples, Inc. and its subsidiaries ("we", "Staples" or the "Company"), the world's leading office products company, is committed to making it easy for customers to buy a wide range of office products, including supplies, technology, furniture, and business services. We pioneered the office products superstore concept by opening the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses and now serve customers of all sizes in 27 countries throughout North and South America, Europe, Asia and Australia. We operate three business segments: North American Delivery, North American Retail, and International Operations. Additional information regarding our operating segments is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K, and financial information regarding these segments is provided in Note M in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

The Corporate Express Acquisition

In July 2008, Staples completed the acquisition of Corporate Express N.V. ("Corporate Express"), one of the world's leading suppliers of office products to businesses and institutions. The acquisition of Corporate Express established our contract business in Europe and Canada and increased our contract business in the United States. It also expanded our geographic reach. We believe that Staples and Corporate Express are complementary companies, and the acquisition is expected to yield significant synergies which will result in cost savings for Staples and our customers. We plan to operate the combined company with greater efficiency than either company could achieve individually. We anticipate that the acquisition of Corporate Express will provide us with the opportunity to:

- procure products from our vendors more efficiently,
- improve sales force productivity,
- expand our products and services offerings,
- streamline our supply chain operations,
- consolidate and strengthen our global brand,
- optimize our organizational structure,
- leverage information technology capabilities, and
- implement best practices.

Business Strategy

We view the office products market as a large, diversified market for office supplies and services, business machines and related products, computers and related products, and office furniture. We effectively reach each sector of the office products market through sales channels which are designed to be convenient to our contract, catalog, on-line and retail store customers. Our businesses attract different customer groups with distinct purchasing behaviors. For example, our Contract business targets mid-size businesses and organizations with between 20 and 500 office workers as well as Fortune 1000 companies. Our catalog and on-line customers are generally small businesses and organizations with up to 20 office workers who we target through our catalog and internet businesses. Our retail stores target home offices (customers spending over $500 per year on office products excluding computers and furniture, including home-based businesses and teachers), and small businesses with up to 10 office workers. Our retail stores also serve a customer group we refer to as "casual consumers," who shop less frequently than home office and small business customers. Our ability to address customer groups with different needs increases and diversifies our available market opportunities; increases awareness of the Staples brand among customers in all segments, who often shop across multiple sales channels; and allows us to benefit from a number of important economies of scale, such as increased buying power, enhanced efficiencies in distribution and advertising, and improved capacity to leverage general and administrative functions.

We strive to provide superior value to our customers through a combination of low prices, a broad selection of products, high quality and innovative Staples brand products, convenient store locations, easy to use web sites, reliable and fast order delivery, and excellent customer service. Our strategy is to maintain our leadership in the office products industry through our focus on three principles: differentiating ourselves by delivering on our brand promise: *we make buying office products easy*; achieving industry-best execution; and growing our customer base around the world.

North American Delivery

Our North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to consumers and businesses and includes: "Contract" (including Corporate Express), "Staples Business Delivery" and "Quill."

Contract: Our Contract operations focus on serving the needs of mid—sized businesses and organizations (20 or more office workers) through Staples Business Advantage and Fortune 1000 companies through Staples National Advantage. Contract customers often require more service than is provided by a traditional retail or mail order business. Through our Contract sales force, we offer customized pricing and payment terms, usage reporting, the stocking of certain proprietary items, a wide assortment of eco-friendly products and services, and full service account management.

Staples Business Delivery: Our Staples Business Delivery operations combine the activities of our direct mail catalog business, operating since 1990, our *Staples.com* web site, and our Canadian Internet sites. Staples Business Delivery is primarily designed to reach small businesses and home offices, offering next business day delivery for most office supply orders in a majority of our markets. We market Staples Business Delivery through catalog mailings, direct mail advertising, a telesales group generating new accounts and growing existing accounts, and Internet and other broad-based media advertising.

Quill: Founded in 1956 and acquired by Staples in 1998, Quill is a direct mail catalog and Internet business with a targeted approach to servicing the business product needs of small and medium-sized businesses in the United States. To attract and retain its customers, Quill offers outstanding customer service, Quill brand products, and special services. Quill also operates Medical Arts Press, a specialty Internet and catalog business offering products for medical professionals.

Our strategies for North American Delivery focus on customer service, customer acquisition and retention, and selling a broader assortment of products and services to our customers to grow our delivery business and increase its profitability. The addition of Corporate Express expands our offering into areas including promotional products, furniture, facilities supplies, printing, and data center supplies. We continue to focus on improving our perfect order metric, which measures the number of orders that we fulfill on time and without error. We have established industry leading customer service standards to improve recovery of service failures and to make it easy for customers to resolve any issues with their orders. Over the next few years, the successful integration of Corporate Express will be a key driver of our North American Delivery results. These efforts include rationalization of distribution facilities, consolidating systems and websites and fleet optimization. We will continue to integrate our sales forces, sharing best practices to drive sales force productivity.

North American Retail

Our North American Retail segment consists of 1,835 stores throughout the United States and Canada at the end of fiscal 2008. Our North American retail stores are located in 47 states, the District of Columbia, 10 Canadian provinces and 2 Canadian territories in both major metropolitan markets and smaller markets. We operate multiple retail formats tailored to the unique characteristics of each location. To increase the productivity of our new stores, we recently reduced the size of our prototypical "Dover" superstore to 18,000 square feet from 20,000 square feet. While the "Dover" format represents the majority of our U.S. store base, we also operate a 14,600 square foot format designed for rural markets and a 10,000 square foot store suited to dense urban markets such as New York City. The customer friendly "Dover" design appeals to the customer with an open store interior that gives the customer a better view of our wide selection of products, making it easier to find products. Currently, we operate approximately 850 "Dover" stores and have implemented key elements of the "Dover" model in the majority of our prior store formats. Additionally, we operate copy and print centers within all of our North American Retail stores. We also operate a 4,000 square foot stand alone copy and print shop format to address the attractive quick print market opportunity. This store is designed for locations with high customer density and offers a full service copy and print shop and an 1,800 stock keeping unit (SKU) supplies assortment. At the end of fiscal 2008, our North American Retail store count included 18 stand alone copy and print shops.

Our strategy for North American Retail focuses on offering an easy-to-shop store with quality products that are in-stock and easy to find, with fast checkout and courteous, helpful and knowledgeable sales associates. Our goals are to continue to be a destination for ink and toner, to become an authority for business technology, and to establish leadership in copy and print services. Store associates are trained to deliver excellent service through our "EasyWay" service model, which encourages engagement with customers and solution selling. As a result of our focus on service, training programs, and offering incentives to reward excellent customer service, customer satisfaction survey scores have improved for the past several years.

Our real estate strategy is to expand our store base in a steady and disciplined fashion to produce strong sales and yield high returns on our investments. We believe that our network of stores and delivery businesses enhances our profitability by allowing us to leverage marketing, distribution and supervision costs. In determining where to open new retail stores, we assess potential real estate sites through a stringent approval process which evaluates the financial return for each store. Our evaluations consider such factors as the concentration of small and mid-sized businesses and organizations, the number of home offices, household income levels, our current market presence, proximity to competitors, the availability of quality real estate locations and other factors.

We plan to open approximately 55 new stores in North America in 2009, compared to 106 new stores in 2008, and 120 new stores in 2007. The growth program for 2009 will continue to focus on adding stores to existing markets as well as expansion into new markets, and will include 10 stand alone copy and print shops.

International Operations

Following the Corporate Express acquisition, our International Operations segment serves customers of all sizes through retail stores, catalog operations and a contract business. Our International businesses operate under various names in 25 countries in Europe, Asia, South America and Australia.

Europe is an important market for Staples. The combination with Corporate Express transforms our European business into a multi-channel offering across 19 countries. We are working towards increasing profitability for the overall business by improving execution, increasing sales of own brand products, and capitalizing on potential synergies in procurement, supply chain, and shared administrative services. We previously managed our European operations by individual channel and by individual country but we recently implemented a regional management structure that reduces administrative costs, reinforces our multi-channel value proposition and leverages best practices.

We also operate a European printing systems business which we acquired from Corporate Express. This business is a leading value added reseller of printing equipment and related services, supplies, and spare parts, and is the largest independent distributor of Heidelberg offset printing presses.

Operations in Asia and South America continue to provide a platform for growth. We operate retail and delivery businesses in China, a delivery business in Taiwan through a joint venture with UB Express, and a multi-channel business in India through a joint venture with Future Group. We also operate delivery businesses in Argentina and Brazil and a retail business in Argentina.

With the acquisition, Staples acquired a 59% ownership interest in Corporate Express Australia Limited, a public company traded on the Australian Stock Exchange. This delivery business is a leading supplier of office, warehouse and factory essentials in Australia and New Zealand.

Merchandising

We sell a wide variety of office supplies and services, business machines and related products, computers and related products, and office furniture. Our merchandising staff uses integrated computer systems to perform the vast majority of our merchandise planning and product purchasing centrally. However, some of our business units, particularly Quill, our Canadian operations, and our multiple international businesses, leverage our global buying and merchandising staff along with local staff to meet their specific buying and merchandising needs. We purchase products from several hundred vendors worldwide, and we believe that competitive sources of supply are available to us for substantially all of the products we carry.

We have approximately 15,000 SKUs stocked in our North American Delivery fulfillment centers and approximately 8,000 SKUs stocked in each of our typical North American retail stores. Our merchandising team constantly reviews and updates our product assortment to respond to changing customer needs and to maximize the performance of our key categories. Ink and toner remain important product categories, and we continue to gain market share in these areas by offering a wide assortment, an in-stock guarantee, and a strong pricing message which communicates the benefits of our loyalty program, cartridge recycling rebates, and multi-pack discounts. We have also enhanced our technology and copy and print offering. We continue to partner with the best manufacturers in the office products industry to improve our offering and provide value to customers.

Our product offering includes Staples, Quill, and other proprietary branded products, which represented approximately 23% of our sales in 2008, excluding the results of Corporate Express. Corporate Express also has an own brand program that we will be transitioning to the Staples brand over time. We offer more than 2,000 own brand products, including an assortment of Staples "Eco-Easy" products, delivering value to our customers with prices that are on average 10% to 15% lower than the national brand. These products also generate higher gross margin rates on average than national brands. Our own brand strategy focuses on offering national brand quality at lower prices with a full range of marketing initiatives including clear and impactful packaging, in-store displays, sampling and advertising. We have brought to market hundreds of new Staples brand products, many of which are innovative and exclusive to Staples. Our long-term goal is to grow own brand products to 30% of total product sales. Our sourcing office in Shenzhen, China supports our own brand strategy by ensuring high quality and timely delivery, driving lower costs, and bringing new products to market more quickly.

We also offer an array of services, including high-speed, color and self-service copying, other printing services, faxing and pack and ship. The multi-billion dollar copy and print market is highly fragmented, and we believe we have a significant opportunity to gain share in this market. Over the past several years, we have upgraded the technology, signage, labor, training and quality processes in our copy and print centers across the chain. Investments in new services, marketing, and pricing drive greater customer awareness of our capabilities. Our copy and print business is highly profitable, and growth in this area contributes meaningfully to gross margin. We also offer copy services to our Contract customers in North America, leveraging our sales force and delivery network.

Another important service opportunity is in the technology services arena, a fragmented market largely served by local independents. We provide a full range of installation, upgrade, and repair services, as well as data protection, privacy, and security services through our "EasyTech" program. Currently, all of our stores have at least one Staples EasyTech position, and we continue to invest in our technology services infrastructure to further develop our range of capabilities.

The following table shows our sales by each major product line as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Office supplies and services	47.3%	41.8%	40.7%
Business machines and related products	28.2%	30.5%	30.2%
Computers and related products	17.6%	20.5%	21.6%
Office furniture	6.9%	7.2%	7.5%
	100.0%	100.0%	100.0%

Supply Chain

We operate two distinct networks to service the majority of the replenishment and delivery requirements for North America: a network of 70 delivery fulfillment centers to support our North American Delivery operations and a separate network of four retail distribution centers in California, Connecticut, Indiana and Maryland to support our U.S. retail operations. The addition of Corporate Express added 38 fulfillment centers to our existing North American Delivery network. Most products are shipped from our suppliers to the fulfillment and distribution centers for delivery to our customers through our delivery hubs and reshipment to our stores. Over time, we expect to rationalize the fulfillment center network to increase supply chain productivity, improve customer service and save costs by closing some of the duplicative fulfillment centers.

We believe our retail distribution centers provide us with significant labor and merchandise cost savings by centralizing receiving and handling functions and by enabling us to purchase in full truckloads and other economically efficient quantities from suppliers. We also believe that the reduction in the number of purchase orders and invoices processed results in significant administrative cost savings. Our centralized purchasing and distribution systems also permit our store associates to spend more time on customer service and store presentation. Since our distribution centers maintain backup inventory, our in-store inventory requirements are reduced, and we operate smaller gross square footage stores than would otherwise be required. A smaller store size reduces our rental costs and provides us with greater opportunity to locate stores closer to our target customers.

While we continue to improve supply chain performance in our European operations, our overall warehouse network offers a significant opportunity over the longer term. The combined Staples and Corporate Express business operates 31 facilities in Europe, and we are developing a multi-year plan to consolidate facilities and improve customer service. We continue to evaluate opportunities for process improvement in our supply chain practices throughout our International Operations.

Marketing

We pursue a variety of marketing strategies to maintain high brand awareness, and attract and retain our target customers. These strategies include broad-based media advertising such as television, radio, newspaper circulars, print, and Internet advertising, as well as catalogs, e-mail marketing, loyalty programs, and sophisticated direct marketing capabilities. In addition, we market to larger companies through a combination of direct mail catalogs, customized catalogs, and a field sales force. We change our level of marketing spend, as well as the mix of media employed depending upon market, customer value, seasonal focus, competition, and cost factors. This flexible approach allows us to optimize the effectiveness and efficiency of our marketing expenditures.

Our marketing message focuses on the communication of our brand promise: *we make buying office products easy*. The look and feel of our advertising vehicles reflect our "Easy" brand promise, and we are consistently communicating the brand across all channels and customer touch points, including our signage, television commercials, catalogs, web sites, circulars, direct marketing, and store uniforms. Given the current weak economic environment, we are shifting our marketing message to emphasize that it is easy to save at Staples and to highlight Staples Brand Products. Over time, we plan to transition to a global Staples brand, with a few exceptions such as Quill and Corporate Express Australia.

Our retail, catalog and *Staples.com* marketing efforts generally focus on small businesses and home offices. Our marketing strategies emphasize our strong brand and leverage all of our retail and delivery vehicles to send a consistent message to our core customers. We also target our back-to-school, holiday, and tax-time selling seasons, and drive greater awareness and trial of important growth initiatives such as copy and print services and Staples EasyTech. We continue to improve our systems and capabilities to track our customers' multi-channel purchasing behaviors and to execute more effective direct marketing and customer loyalty programs to drive higher sales across all our channels.

Associates, Training and Corporate Values

We have a strong corporate culture that values ethics, high performance, entrepreneurship, and teamwork. We place great importance on recruiting, training, retaining, and providing the proper incentives for high quality associates. Offering attractive career opportunities and a commitment to a diverse and safe work environment, we pride ourselves on being a workplace of choice.

We consider customer relations and our associates' knowledge of office products and related capital goods to be significant to our marketing approach and our ability to deliver customer satisfaction. Associates are trained in a number of areas, including, where appropriate, sales techniques, management skills, and product knowledge.

As of January 31, 2009, Staples employed 57,291 full-time and 33,834 part-time associates.

Staples is committed to responsible corporate citizenship, or what we refer to internally as Staples Soul. Staples Soul is a holistic approach to business that recognizes the close connection between our financial success and our desire to make a positive impact on our associates, communities, and the planet. We believe that by practicing sound ethics, sustaining the environment, embracing diversity, and giving back to the community, we will solidify our place as the world's best office products company.

Ethics—Ethics at Staples is more than a set of policies on paper. It is part of our culture. Staples maintains ethical business practices by encouraging open and honest communication and giving associates practical tools to make sound decisions. We conduct ethics training around the world to help our associates understand that their actions have an impact on other associates, our customers, our suppliers, and our shareholders. Our training identifies ethical dilemmas that associates might face, and provides information on the many ways associates can get help and report concerns. In doing this, we ensure that Staples associates act in the best interest of the company and protect our brand reputation.

Environment—Staples seeks to make it easy for our customers, suppliers and associates to make a difference. We are committed to offering a broad selection of environmentally preferable products, providing easy recycling solutions for customers and associates, investing in operational improvements such as energy conservation and green building practices, working with our global suppliers to drive environmental improvements to their operations, and expanding environmental awareness internally and externally. These initiatives help preserve natural resources for future generations while helping meet customer needs, create operational efficiencies, and spark new business opportunities.

Diversity—Diversity at Staples goes beyond race and gender. We believe our workforce and our suppliers must reflect the face of our customers. Therefore, we strive to offer an inclusive business environment that offers diversity of people, thought, experience, and suppliers. Our diverse workforce and network of suppliers deepens our relationships with our customers, gives us the flexibility to react to the ever changing marketplace, and inspires us to think more creatively as a company.

Community—Staples is committed to supporting charitable endeavors that make a difference in each and every community where we operate. Through Staples Foundation for Learning, national charitable partnerships, and in-kind donations, we support communities worldwide by providing resources to non-profit organizations that provide educational opportunities for all people, with a special emphasis on disadvantaged youth. Some of Staples Foundation for Learning's national partners include Boys and Girls Clubs of America, Ashoka, Earth Force and the Initiative for a Competitive Inner City.

Competition

We compete with a variety of retailers, dealers and distributors in the highly competitive office products market. We compete in most of our geographic markets with other high-volume office supply chains, including Office Depot and OfficeMax, as well as mass merchants such as Wal-Mart, warehouse clubs such as Costco, computer and electronics superstores such as Best Buy, copy and print businesses such as FedEx Office, online retailers such as Amazon.com, ink cartridge specialty stores, and other discount retailers. In addition, both our retail stores and delivery operations compete with numerous mail order firms, contract stationers, electronic commerce distributors, regional and local dealers and direct manufacturers. Many of our competitors have increased their presence in our markets in recent years. Some of our current and potential competitors are larger than we are and have substantially greater financial resources.

We believe we are able to compete favorably against other high-volume office supply chains, mass merchants and other retailers, dealers and distributors because of several factors: our focus on the business customer and home office; our tenured management team's ability to respond to the dynamic markets in which we operate and the changing needs of our customers; courteous, helpful and knowledgeable associates focused on making it easy for customers to buy office products and services; a wide assortment of office supplies that are in-stock and easy to find; fast checkout; easy to use web sites; reliability and speed of order shipment; convenient store locations; hassle-free returns and competitive prices.

Trademarks, Patents, Copyrights, and Domain Names

We own or have applied to register numerous trademarks and service marks in the United States and throughout the world in connection with our businesses. Some of our principal global and regional marks include Staples, the Staples red brick logo, Staples the Office Superstore, the Easy Button, "that was easy", Quill, the Quill feather logo, Corporate Express, and many other marks incorporating "Staples," which in the aggregate, we consider to be of material importance to our business. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

We own and maintain a number of patents internationally on certain products, systems and designs. We also own copyrights for items such as packaging, training materials, promotional materials and in-store graphics. In addition, we have registered and maintain numerous Internet domain names, including many that incorporate "Staples."

Available Information

We maintain a web site with the address www.staples.com. We are not including the information contained on our web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (SEC).

We were organized in 1985 and are incorporated in Delaware.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, their respective ages and positions as of March 9, 2009 and a description of their business experience is set forth below. There are no family relationships among any of the executive officers named below.

Kristin A. Campbell, age 47

Ms. Campbell has served as Senior Vice President, General Counsel and Secretary since June 2007. Prior to that, she served as Senior Vice President and Deputy General Counsel since March 2002. She has held other roles within Staples since joining in December 1993.

Joseph G. Doody, age 56

Mr. Doody has served as President-Staples North American Delivery since March 2002. Prior to that, he served as President—Staples Contract & Commercial from November 1998, when he first joined Staples, until March 2002.

Christine T. Komola, age 41

Ms. Komola has served as Senior Vice President and Corporate Controller since July 2004. Prior to that, she served as the Senior Vice President, General Merchandise Manager for furniture from January 2002 to July 2004. She has also held other roles within Staples since joining in April 1997, including Assistant Controller, Vice President of Planning, Margin and Control, and Chief Financial Officer of Staples.com.

John J. Mahoney, age 57

Mr. Mahoney has served as Vice Chairman and Chief Financial Officer since January 2006. Prior to that, he served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer since October 1997, and as Executive Vice President and Chief Financial Officer from September 1996, when he first joined Staples, to October 1997.

Michael A. Miles, age 47

Mr. Miles has served as President and Chief Operating Officer since January 2006. Prior to that, he served as Chief Operating Officer since September 2003. Prior to joining Staples in September 2003, Mr. Miles was Chief Operating Officer, Pizza Hut for Yum! Brands, Inc. from January 2000 to August 2003.

Demos Parneros, age 46

Mr. Parneros has served as President—U.S. Stores since April 2002. Prior to that, he served in various capacities since joining Staples in October 1987, including Senior Vice President of Operations from March 1999 to March 2002 and Vice President of Operations from October 1996 to February 1999.

Ronald L. Sargent, age 53

Mr. Sargent has served as Chairman since March 2005, as Chief Executive Officer since February 2002 and as a Director since 1999. Prior to that, he served in various capacities since joining Staples in March 1989, including President from November 1998 to January 2006, Chief Operating Officer from November 1998 to February 2002, President—North American Operations from October 1997 to November 1998, and President-Staples Contract & Commercial from June 1994 to October 1997.

Peter Ventress, age 48

Mr. Ventress has served as President of Staples International since July 2008, when Staples acquired Corporate Express N.V. Prior to the acquisition, he served as Corporate Express' Chief Executive Officer and a member of its Executive Board since October 2007. He has also served in a number of senior management roles at Corporate Express, including President of Corporate Express Europe from October 2005 to October 2007, President of Corporate Express Canada from January 2002 to October 2005, Regional President Corporate Express Europe from October 2001 to December 2002, and President of Burhmann France from October 1999 to October 2001.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and, in particular, the description of our Business set forth in Item 1 and our Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Appendix B ("MD&A") contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 ("the Exchange Act").

Any statements contained in or incorporated by reference into this report that are not statements of historical fact should be considered forward-looking statements. You can identify these forward-looking statements by use of the words "believes," "expects," "anticipates," "plans," "may," "will," "would," "intends," "estimates", and other similar expressions, whether in the negative or affirmative. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management's beliefs and assumptions and should be read in conjunction with our MD&A and our consolidated financial statements and notes to condensed consolidated financial statements included in Appendix C. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in the forward-looking statements made. There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. These risks and uncertainties include, without limitation, those set forth below under the heading "Risk Factors." Forward-looking statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated). We disclaim any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Item 1A. Risk Factors

Deteriorating economic conditions may continue to cause a decline in business and consumer spending which could adversely affect our business and financial performance.

Our operating results and performance depend significantly on worldwide economic conditions and their impact on business and consumer spending. The decline in business and consumer spending resulting from the global recession and the recent deterioration of global credit markets has caused our same store sales to decline from prior periods in our retail businesses. We have also seen a decline in average sales per customer in both our delivery and retail businesses. Our business and financial performance may continue to be adversely affected by current and future economic conditions, which may cause a continued or further decline in business and consumer spending.

Our market is highly competitive and we may not continue to compete successfully.

The office products market is highly competitive. We compete with a variety of local, regional, national and international retailers, dealers and distributors for customers, associates, locations, products, services, and other important aspects of our business. In most of our geographic markets, we compete with other high-volume office supply chains such as Office Depot and OfficeMax, as well as mass merchants such as Wal-Mart, warehouse clubs such as Costco, computer and electronics superstores such as Best Buy, copy and print businesses such as FedEx Office, online retailers such as Amazon.com, ink cartridge specialty stores, and other discount retailers. Our retail stores and delivery operations also compete with numerous mail order firms, contract stationer businesses, electronic commerce distributors, regional and local dealers and direct manufacturers.

We strive to differentiate ourselves from our competitors in part by executing our brand promise: *we make buying office products easy*. This involves, among other things, offering our customers a broad selection of products, convenient store locations, and reliable and fast order delivery. Many of our competitors, however, have increased their presence in our markets in recent years by expanding their assortment of office products and services, opening new stores near our existing stores, and offering direct delivery of office products. Some of our current and potential competitors are larger than we are and have substantially greater financial resources that may be devoted to sourcing, promoting and selling their products. If we fail to execute on our brand promise or are otherwise unable to differentiate ourselves from our competitors, we may be unable to attract and retain customers.

We may not be able to successfully integrate Corporate Express into our operations to realize anticipated benefits and our growth may strain our operations.

In July 2008, we acquired Corporate Express. The integration of our Corporate Express operations will be a complex and time-consuming process that may disrupt the combined company's business if not completed in a timely and efficient manner. As a result, we may experience the following:

- impairment of relationships with customers, vendors or key employees;
- substantial demands on our management that may limit their time to attend to other operational, financial and strategic issues;
- difficulty in the integration of operational, financial and administrative functions and systems to permit effective management, and the lack of control if such integration is not implemented or delayed;

- difficulty in the global coordination of marketing, supply chain and sales efforts;
- potential conflicts between business cultures; and
- unexpected liabilities associated with the acquired business or unanticipated costs related to the integration.

We currently expect to realize certain synergies and cost savings as a result of the acquisition. If we fail to successfully integrate our businesses or fail to realize the intended benefits of the acquisition, our business may be adversely affected and the market price of our common stock could decline.

Our business has grown dramatically over the years. Although we expect our business to continue to grow organically and through strategic acquisitions, it will likely not grow at the rate experienced in the last year, when we acquired Corporate Express. Sales of our products and services, the mix of our businesses, the number of countries in which we conduct business, the number of stores that we operate and the number of associates working with us have grown, and we expect they will continue to grow in the long-term. This growth places significant demands on management and operational systems. If we cannot effectively manage our growth, it is likely to result in operational inefficiencies and ineffective management of our business. In addition, as we grow, our business is subject to a wider array of complex state, federal and international regulations, and may be increasingly the target of private actions alleging violations of such regulations. This increases the cost of doing business and the risk that our business practices could unknowingly result in liabilities that may adversely affect our business and financial performance.

If we are unable to manage our debt, it could materially harm our business and financial condition and restrict our operating flexibility.

Our borrowings and debt service requirements have increased substantially in connection with the acquisition of Corporate Express. Since the acquisition in July 2008, we have made significant progress in refinancing the debt associated with the acquisition and repaying amounts borrowed. With the issuance of $1.5 billion 9.75% notes, which mature in January 2014, and available cash, we have reduced our total debt by approximately $1.0 billion since the second quarter of 2008. Our consolidated outstanding debt as of January 31, 2009 was $3.42 billion, of which approximately $1.47 billion becomes due later this year. If we are unable to satisfy our debt service requirements, we may default under one or more of our credit facilities or the indentures governing our notes. If we default or breach our obligations, we could be required to pay a higher rate of interest or lenders could require us to accelerate our repayment obligations, and such a default could materially harm our business and financial condition.

We plan to use a significant portion of our operating cash flow to reduce our outstanding debt obligations over the next several years. Our level of indebtedness combined with the recent unprecedented deterioration of the global credit and financial markets may have significant consequences, including: restricting our growth; making us more vulnerable to a downturn in our business; making it more expensive to obtain future financing; making it more difficult for us to satisfy our obligations; limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, future acquisitions or other corporate purposes; restricting our flexibility to respond to changing market conditions; and limiting our ability to use operating cash flow in other areas of our business. As a result of our increased debt, we may also be placed at a competitive disadvantage against less leveraged competitors.

We may be unable to continue to open new stores and enter new markets successfully.

An important part of our business plan is to increase our number of stores and enter new geographic markets. However, due to the current economic environment, we currently plan to open fewer stores this year than we have in recent periods. During 2009, we plan to open approximately 65 new stores in North America, Europe and Asia. For our strategy to be successful, we must identify favorable store sites, negotiate leases on acceptable terms, hire and train qualified associates and adapt management and operational systems to meet the needs of our expanded operations. These tasks may be difficult to accomplish, especially as we allocate time and resources to managing the profitability of our large existing portfolio of stores and renewing our existing store leases with acceptable terms. In addition, local zoning and other land use regulations may prevent or delay the opening of new stores in some markets. If we are unable to open new stores as efficiently as we planned, our future sales and profits may be adversely affected.

Our strategy also includes opening new stores in markets where we already have a presence so we can take advantage of economies of scale in marketing, distribution and supervision costs. These new stores may draw customers away from existing stores in nearby areas causing customer traffic and comparable store sales performance to decline at those existing stores. Our expansion strategy also includes opening stores in new markets where customers may not be familiar with our brand, where we may not be familiar with local customer preferences or where our competitors may have a large, established market presence. Even if we succeed in opening new stores, these new stores may not achieve the same sales or profit levels as our existing stores and may reduce our overall profitability.

We may be unable to attract and retain qualified associates.

Our customers value courteous and knowledgeable associates, and an important part of our "Easy" brand strategy is a positive customer service experience. Accordingly, our performance is dependent on attracting and retaining a large number of qualified associates. We face intense competition for qualified associates. We face even tighter labor markets as we expand into emerging markets such as India and China. Many of our associates are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the workforce, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. If we are unable to attract and retain a sufficient number of qualified associates, our business and financial performance may be adversely affected.

Our quarterly operating results are subject to significant fluctuation.

Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Factors that could cause these quarterly fluctuations include: the mix of products sold; pricing actions of competitors; the level of advertising and promotional expenses; the outcome of legal proceedings; seasonality, primarily because the sales and profitability of our stores are typically slightly lower in the first half of the year than in the second half of the year, which includes the back-to-school and holiday seasons; severe weather; and the other risk factors described in this section. Most of our operating expenses, such as occupancy costs and associate salaries, do not vary directly with the amount of sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations for that quarter, we may not proportionately reduce operating expenses for that quarter, and therefore such a sales shortfall would have a disproportionate effect on our net income for the quarter.

Our expanding international operations expose us to the unique risks inherent in foreign operations.

We currently operate in 26 different countries outside the United States and may enter new international markets. Operating in multiple countries requires that we comply with multiple foreign laws and regulations that may differ substantially from country to country and may conflict with corresponding U.S. laws and regulations. Ensuring such compliance may require that we implement new operational systems and financial controls that may be expensive and divert management's time from implementing our growth strategies. In addition, cultural differences and differences in the business climate in our international markets may cause customers to be less receptive to our business model than we expect. Other factors that may also have an adverse impact on our international operations include increased local competition, foreign currency fluctuations, unfavorable foreign trade policies and unstable political and economic conditions.

Our business may be adversely affected by the actions of and risks associated with our third-party vendors.

The products we sell are sourced from a wide variety of third-party vendors. We derive benefits from vendor allowances and promotional incentives which may not be offered in the future. We also cannot control the supply, design, function or cost of many of the products that we offer for sale and are dependent on the availability and pricing of key products, including paper, ink, toner, technology and printing equipment. Some of the products we offer are supplied to us on an exclusive basis and may be difficult to replace in a timely manner. Disruptions in the availability of raw materials used in the production of these products may also adversely affect our sales and result in customer dissatisfaction.

Global sourcing of many of the products we sell is an important factor in our financial performance. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside the United States. Political instability, the financial instability of suppliers, merchandise quality issues, trade restrictions, tariffs, foreign currency exchange rates, transport capacity and costs, inflation and other factors relating to foreign trade are beyond our control. These and other issues affecting our vendors could adversely affect our business and financial performance.

Our expanded offering of proprietary branded products may not improve our financial performance and may expose us to intellectual property and product liability claims.

Our product offering includes Staples, Quill and other proprietary branded products, which represented approximately 23% of our sales in fiscal 2008, excluding Corporate Express. Corporate Express also has an own brand program that we will be transitioning to the Staples brand over time. Our proprietary branded products compete with other manufacturers' branded items that we offer. An increase in our proprietary branded product offerings may increase the risk that third parties will assert infringement claims against us with respect to such products. In addition, if any of our customers are harmed by our proprietary branded products, they may bring product liability and other claims against us. Any of these circumstances could damage our reputation and have an adverse effect on our business and financial performance.

Our effective tax rate may fluctuate.

We are a multi-national, multi-channel provider of office products and services. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. Our effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of our income, any agreements we may have with taxing authorities in various jurisdictions, and the tax filing positions we take in various jurisdictions. We base our estimate of an effective tax rate at any given point in time upon a calculated mix of the tax rates applicable to our company and to estimates of the amount of business likely to be done in any given jurisdiction. The loss of one or more agreements with taxing jurisdictions, a change in the mix of our business from year to year and from country to country, changes in rules related to accounting for income taxes, changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate which could have an adverse effect on our business and results of our operations.

Our information security may be compromised.

Through our sales and marketing activities, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We also gather and retain information about our associates in the normal course of business. We may share information about such persons with vendors that assist with certain aspects of our business. Despite instituted safeguards for the protection of such information, we cannot be certain that all of our systems are entirely free from vulnerability to attack. Computer hackers may attempt to penetrate our or our vendors' network security and, if successful, misappropriate confidential customer or business information. In addition, a Staples associate, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Various legal proceedings, investigations or audits may adversely affect our business and financial performance.

We are involved in various private legal proceedings, which include consumer, employment, intellectual property, tort and other litigation. As our workforce expands, we are subject to greater scrutiny by private litigants regarding compliance with local, state and national labor regulations, including overtime or "wage and hour" laws which have resulted in class action litigation. In addition, we may be subject to investigations or audits by governmental authorities and regulatory agencies, which can occur in the ordinary course of business or which can result from increased scrutiny from a particular agency towards an industry, country or practice. The resolution of these legal proceedings, investigations or audits could require us to pay substantial amounts of money or take actions that adversely affect our operations. In addition, defending against these claims may involve significant time and expense. Given the large size of our operations and workforce, the visibility of our brand and our position as an industry leader, we may regularly be involved in legal proceedings, investigations or audits that could adversely affect our business and financial performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As January 31, 2009, we operated a total of 2,218 superstores in 47 states and the District of Columbia in the United States, 10 provinces and 2 territories in Canada, and in Belgium, Denmark, Germany, Ireland, The Netherlands, Norway, Portugal, Sweden, the United Kingdom, China, Argentina and Australia. As of that same date, we also operated 135 distribution and fulfillment centers in 29 states in the United States, 8 provinces in Canada, and in Austria, Belgium, Denmark, France, Germany, Ireland, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, the United Kingdom, China, Argentina, Brazil and Australia. The following table sets forth the locations of our facilities as of January 31, 2009.

RETAIL STORES

Country/State/Province/Region/Territory	Number of Stores
United States	
Alabama	12
Arizona	40
Arkansas	7
California	209
Colorado	21
Connecticut	39
Delaware	7
District of Columbia	3
Florida	91
Georgia	40
Idaho	9
Illinois	54
Indiana	32
Iowa	14
Kansas	4
Kentucky	17
Maine	13
Maryland	45
Massachusetts	78
Michigan	43
Minnesota	5
Mississippi	2
Missouri	11
Montana	8
Nebraska	4
Nevada	1
New Hampshire	23
New Jersey	88
New Mexico	10
New York	136
North Carolina	52
North Dakota	2
Ohio	60
Oklahoma	17
Oregon	20
Pennsylvania	93
Rhode Island	10
South Carolina	18
South Dakota	1
Tennessee	22
Texas	50
Utah	13
Vermont	7
Virginia	42
Washington	30
West Virginia	5
Wisconsin	11
Wyoming	4
Total United States	1,523
Canada	
Alberta	36
British Columbia	41
Manitoba	9
New Brunswick	9
Newfoundland	3
Nova Scotia	12
Northwest Territories	1
Ontario	119
Prince Edward Island	2
Quebec	70
Saskatchewan	9
Yukon	1
Total Canada	312
Belgium	5
Denmark	2
Germany	63
Ireland	1
The Netherlands	47
Norway	21
Portugal	31
Sweden	28
United Kingdom	137
China	26
Argentina	2
Australia	20

DISTRIBUTION AND FULFILLMENT CENTERS

Country/State/Province/Region/Territory	Number of Centers
United States	
Arizona	1
Arkansas	1
California	7
Colorado	2
Connecticut	2
Delaware	1
Florida	2
Georgia	3
Idaho	1
Illinois	4
Indiana	1
Iowa	1
Kansas	1
Maryland	2
Massachusetts	3
Michigan	1
Minnesota	2
Missouri	2
New Jersey	2
New York	2
North Carolina	2
Ohio	2
Oregon	3
Pennsylvania	2
South Carolina	1
Tennessee	1
Texas	6
Washington	1
Wisconsin	2
Total United States	61
Canada	
Alberta	3
British Columbia	2
Halifax	1
Manitoba	1
New Foundland	1
Nova Scotia	1
Ontario	2
Quebec	2
Total Canada	13
Austria	2
Belgium	1
Denmark	2
France	4
Germany	4
Ireland	2
Italy	2
The Netherlands	2
Norway	2
Poland	1
Portugal	1
Spain	2
Sweden	2
United Kingdom	4
China	5
Argentina	1
Brazil	3
Australia	21

Most of the existing facilities, including those acquired in connection with our acquisition of Corporate Express, are leased by us with initial lease terms expiring between 2009 and 2025. In most instances, we have renewal options at increased rents. Leases for 188 of the existing stores provide for contingent rent based upon sales.

We own our Framingham, Massachusetts corporate office, which consists of approximately 650,000 square feet.

Item 3. Legal Proceedings

From time to time, we may be subject to routine litigation incidental to our business.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of our security holders during the fourth quarter of fiscal 2008.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

NASDAQ

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SPLS". The following table sets forth for the periods indicated the high and low sales prices per share of our common stock on the NASDAQ Global Select Market, as reported by NASDAQ.

	High	Low
Fiscal Year Ended January 31, 2009		
First Quarter	$24.09	$20.52
Second Quarter	25.85	20.10
Third Quarter	26.57	13.57
Fourth Quarter	20.00	14.09
Fiscal Year Ended February 2, 2008		
First Quarter	$27.66	$24.41
Second Quarter	26.00	22.81
Third Quarter	24.28	21.04
Fourth Quarter	24.85	19.69

Cash Dividend

Since 2004, we have returned cash to our stockholders through a cash dividend. During our two most recent fiscal years, we paid an annual cash dividend of $0.33 per share of our outstanding common stock on April 17, 2008 and an annual cash dividend of $0.29 per share on April 19, 2007.

In 2009, we changed our dividend policy from an annual dividend to quarterly dividends. On March 11, 2009, we announced that we would pay a first quarter 2009 cash dividend of $0.0825 per share on April 16, 2009 to stockholders of record on March 27, 2009. We expect the total value of quarterly dividend payments in fiscal year 2009 to be $0.33 per share. Our payment of dividends is permitted under our public notes and existing financing agreements, although our bridge loan of April 2008 and our revolving credit agreement restrict the payment of dividends in the event we are in default under either agreement or such payout would cause a default under either agreement. While it is our current intention to continue to pay quarterly cash dividends for the remainder of 2009 and beyond, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on Staples' common stock, the Standard & Poor's 500 Index and the Standard & Poor's Retail Index during our 2004 through 2008 fiscal years, assuming the investment of $100.00 on January 31, 2004 with dividends being reinvested.



$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
31-Jan-04
29-Jan-05
28-Jan-06
3-Feb-07
2-Feb-08
31-Jan-09
Staples, Inc.
S & P 500
S & P Retail

TOTAL RETURN TO STOCKHOLDERS

	31-Jan-04	29-Jan-05	28-Jan-06	3-Feb-07	2-Feb-08	31-Jan-09
Staples, Inc.	$100.00	$121.66	$135.31	$152.69	$139.70	$94.39
S&P 500 Index	$100.00	$106.23	$117.26	$134.28	$131.17	$80.50
S&P Retail Index	$100.00	$117.06	$127.54	$145.12	$123.30	$77.06

Issuer Purchases of Equity Securities

During the first quarter of 2008, we suspended our share repurchase program as a result of our acquisition of Corporate Express. Therefore, there were no share repurchases during the fourth quarter of fiscal 2008. Although share repurchases are temporarily suspended, we have $1.01 billion of authorization remaining under our current share repurchase program.

Other Information

For information regarding securities authorized for issuance under our equity compensation plans, please see Note I in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

At March 9, 2009, we had 6,366 holders of record of our common stock.

Item 6. Selected Financial Data

The information required by this Item is attached as *Appendix A*.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is attached as part of *Appendix B*.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by this Item is attached as part of *Appendix B under the caption "Quantitative and Qualitative Disclosures about Market Risks."*

Item 8. Financial Statements and Supplementary Data

The information required by this Item is attached as *Appendix C.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

1. Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated, as of January 31, 2009, the effectiveness of the Company's disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of January 31, 2009, management, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level at that date.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Staples' internal control system was designed to provide reasonable assurance to the Company's management and Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Staples' internal controls over financial reporting as of January 31, 2009. In making this assessment, it used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of January 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

We excluded the operations of Corporate Express from our assessment of internal control over financial reporting as of January 31, 2009 because Corporate Express was acquired by Staples during 2008 and we had not completed our integration of Corporate Express as of year end. Total assets and revenues of Corporate Express represented approximately \$2.67 billion (excluding approximately \$2.77 billion of goodwill and intangible assets relating to the acquisition) and \$4.24 billion, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2009.

Our independent auditors have issued an attestation report on the Company's internal control over financial reporting, which follows.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Staples, Inc.

We have audited Staples, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Staples, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Corporate Express, which is included in the 2008 consolidated financial statements of Staples, Inc. and constituted 21% and 39% of total and net assets, respectively, as of January 31, 2009 and 18% and 9% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Staples, Inc. also did not include an evaluation of the internal control over financial reporting of Corporate Express.

In our opinion, Staples, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Staples, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2009 of Staples, Inc. and our report dated March 10, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Boston, Massachusetts
March 10, 2009

(c) Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended January 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

In July 2008, the Company completed its acquisition of Corporate Express. Management is currently in the process of evaluating the internal controls and procedures of Corporate Express. Management plans to integrate Corporate Express' internal controls over financial reporting with the Company's internal controls over financial reporting. This integration may lead to changes in the internal controls over financial reporting for Staples or Corporate Express in future fiscal periods. Management expects the integration of internal controls over financial reporting to be completed during 2009.

Item 9B. Other Information

Board of Directors

Martin Trust will retire from our Board of Directors (the "Board") at the end of his current term, which expires when our directors are elected at our 2009 annual meeting of stockholders. On March 10, 2009, our Board voted to reduce its size from 13 members to 12 members, effective upon Mr. Trust's retirement.

On March 10, 2009, in light of the current economic and business environment, our Board decided to reevaluate the Board's fiscal 2009 compensation. Accordingly, the Board decided to defer the grant of its annual equity retainer until it determined an appropriate level of fiscal 2009 compensation, which will be no greater than what is specified in the Non-Management Director Compensation Summary (Exhibit 10.29 of this Form 10-K), and to issue the fiscal 2009 annual equity retainer two business days after the Board's next regularly scheduled meeting.

Amendments to By-laws

On March 10, 2009, our Board approved amendments to certain provisions of our by-laws to provide for (a) the ability of stockholders owning 25% or more of our outstanding shares of common stock to call a meeting of stockholders and (b) advance notice requirements for any director nomination or proposal a stockholder wishes to bring forward for action at an annual or special meeting of stockholders. Section 2.2 of the by-laws was amended to include the information and procedural requirements in order to call a special meeting of stockholders. Sections 7 and 8 of the by-laws were amended to include additional disclosure requirements from proposing shareholders, including but not limited to, disclosure regarding the identity of the stockholder or beneficial owner, their holdings of Staples securities, any agreements or compensation relating to such nomination or matter, and any derivatives or other arrangements to mitigate risk or change voting power. Additionally, certain other sections of the by-laws were amended to delete historical references and update provisions of the by-laws to conform with current Delaware corporate law. The amended and restated by-laws are attached hereto as Exhibit 3.2 and are incorporated herein by reference.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated herein by reference to the definitive proxy statement with respect to our 2009 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this Item will appear under the headings "Proposal 1—Election of Directors", "Shareholder Proposals" and "Corporate Governance" in our Proxy Statement, which sections are incorporated herein by reference.

The information required by this Item pursuant to Item 405 of Regulation S-K will appear under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics, which also applies to our directors and all of our officers and associates, can be found on our web site, which is located at www.staples.com, and is also an exhibit to this report. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics by filing a Form 8-K disclosing such waiver, or to the extent permitted by applicable NASDAQ regulations, by posting such information in the Investor Information section of our web site.

Item 11. Executive Compensation

The information required by this Item will appear under the headings "Director Compensation" and "Executive Compensation" including "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement, which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will appear under the headings "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance under Equity Compensation Plans" in our Proxy Statement, which sections are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will appear under the headings "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, which sections are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will appear under the heading "Independent Registered Public Accounting Firm's Fees" in our Proxy Statement, which section is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Consolidated Financial Statements.

1. *Financial Statements.* The following financial statements and schedules of Staples, Inc. are included as *Appendix C* of this Report:
   - Consolidated Balance Sheets—January 31, 2009 and February 2, 2008.
   - Consolidated Statements of Income—Fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007.
   - Consolidated Statements of Stockholders' Equity—Fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007.
   - Consolidated Statements of Cash Flows—Fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007.
   - Notes to Consolidated Financial Statements.
2. *Financial Statement Schedules.*
   - Schedule II–Valuation and Qualifying Accounts.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission other than the one listed above are not required under the related instructions or are not applicable, and, therefore, have been omitted.

3. *Exhibits.* The exhibits which are filed or furnished with this report or which are incorporated herein by reference are set forth in the Exhibit Index on page D-1, which is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2009.

STAPLES, INC.

By: /s/ RONALD L. SARGENT

Ronald L. Sargent,
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ RONALD L. SARGENT Ronald L. Sargent	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 10, 2009
/s/ BASIL L. ANDERSON Basil L. Anderson	Director	March 10, 2009
/s/ ARTHUR M. BLANK Arthur M. Blank	Director	March 10, 2009
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director	March 10, 2009
/s/ JUSTIN KING Justin King	Director	March 10, 2009
/s/ CAROL MEYROWITZ Carol Meyrowitz	Director	March 10, 2009
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Director	March 10, 2009
/s/ ROBERT C. NAKASONE Robert C. Nakasone	Director	March 10, 2009
/s/ ELIZABETH A. SMITH Elizabeth A. Smith	Director	March 10, 2009

Signature	Capacity	Date
/s/ ROBERT E. SULENTIC Robert E. Sulentic	Director	March 10, 2009
/s/ MARTIN TRUST Martin Trust	Director	March 10, 2009
/s/ VIJAY VISHWANATH Vijay Vishwanath	Director	March 10, 2009
/s/ PAUL F. WALSH Paul F. Walsh	Director	March 10, 2009
/s/ JOHN J. MAHONEY John J. Mahoney	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	March 10, 2009
/s/ CHRISTINE T. KOMOLA Christine T. Komola	Senior Vice President and Corporate Controller (Principal Accounting Officer)	March 10, 2009

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STAPLES, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollar Amounts in Thousands, Except Per Share Data)

	Fiscal Year Ended				
	January 31, 2009 (2) (52 weeks)	February 2, 2008 (3) (52 weeks)	February 3, 2007 (4) (53 weeks)	January 28, 2006 (52 weeks)	January 29, 2005 (52 weeks)
Statement of Income Data:					
Sales	$23,083,775	$19,372,682	$18,160,789	$16,078,852	$14,448,378
Gross profit	6,246,936	5,550,671	5,194,001	4,582,618	4,102,322
Net income	805,264	995,670	973,677	784,117	664,575
Basic earnings per common share(1):	1.15	1.41	1.35	1.07	0.90
Diluted earnings per common share(1):	1.13	1.38	1.32	1.04	0.87
Dividends (1)	$ 0.33	$ 0.29	$ 0.22	$ 0.17	$ 0.13
Statistical Data:					
Stores open at end of period	2,218	2,038	1,884	1,780	1,680
Balance Sheet Data:					
Working capital	$ 951,704	$ 1,945,484	$ 1,642,980	$ 1,664,637	$ 1,584,751
Total assets	13,005,978	9,036,344	8,397,265	7,732,720	7,127,150
Total long-term debt, less current portion	1,968,928	342,169	316,465	527,606	557,927
Stockholders' equity	$ 5,564,207	$ 5,718,007	$ 5,021,665	$ 4,481,601	$ 4,174,424

The Company's fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31. Results of operations include the results of acquired businesses since the relevant acquisition date.

(1) All share and per share amounts reflect, or have been restated to reflect, the three-for-two common stock split that was effected in the form of a common stock dividend distributed on April 15, 2005.

(2) Results of operations for this period reflect $173.5 million ($113.7 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express. The results of Corporate Express have been included since its acquisition in July 2008.

(3) Results of operations for this period reflect a $38.0 million ($24.3 million, net of taxes) charge related to the settlement of California wage and hour class action litigation.

(4) Results of operations for this period reflect a $33.3 million reduction in income taxes related to the favorable resolution of certain foreign and domestic tax matters and a $10.8 million ($8.6 million, net of taxes) charge to correct the measurement dates used to calculate prior years' stock-based compensation.

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STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2008 ("2008") consisted of the 52 weeks ended January 31, 2009, fiscal year 2007 ("2007") consisted of the 52 weeks ended February 2, 2008 and fiscal year 2006 ("2006") consisted of the 53 weeks ended February 3, 2007.

Acquisition of Corporate Express

In July 2008, we acquired Corporate Express N.V. ("Corporate Express"), a Dutch office products distributor with operations in North America, Europe and Australia, through a tender offer for all of its outstanding capital stock. The acquisition of Corporate Express establishes a contract business in Europe and Canada and increases our contract business in the United States. The acquisition also extends our geographic reach to Australia and New Zealand, through a 59% ownership interest in Corporate Express Australia Limited, a public company traded on the Australian Stock Exchange. As a result of the acquisition, we added operations in five countries. We now have operations in 27 countries.

The aggregate cash purchase price of 2.8 billion Euros (approximately $4.4 billion, net of cash acquired) for the capital stock of Corporate Express and for our repayment of most of Corporate Express' debt was funded primarily with the sale of notes under our Commercial Paper Program, which was backstopped by our 2008 Agreement, and additional funds from our 2008 Term Credit Facility, our existing Revolving Credit Facility (each as defined below), and our available cash and short-term investments.

At the time the tender offer was fully settled on July 23, 2008, we had acquired more than 99% of the outstanding capital stock of Corporate Express. We intend by the end of fiscal year 2009 to acquire the remaining capital of Corporate Express by means of a compulsory acquisition procedure in accordance with the Dutch Civil Code. In July 2008, we also acquired, and subsequently paid off, all of the outstanding 8.25% Senior Subordinated Notes due July 1, 2014 and all of the outstanding 7.875% Senior Subordinated Notes due March 1, 2015 of Corporate Express U.S. Finance Inc., a wholly owned subsidiary of Corporate Express.

The operating results of Corporate Express have been included in the consolidated financial statements since July 2, 2008, the date we declared the terms of the tender offer unconditional. The Corporate Express results are reported in Staples' North American Delivery and International Operations for segment reporting.

Results of Operations

We have provided below an overview of our operating results as well as a summary of our consolidated performance and details of our segment performance. In order to enhance comparability between our 2008 and 2007 results, certain operational measures for 2008 are accompanied by a presentation of such measure after removing the impact of the Corporate Express acquisition. Management is using such adjusted operational measures in the initial post acquisition period to evaluate our pre-acquisition operating results against prior year results and our operating plan. This adjusted information supplements, and is not intended to represent, measures that are calculated or presented in accordance with disclosures required by accounting principles generally accepted in the United States.

As we have begun the integration of Corporate Express, it has become difficult to isolate accurately the impact of the Corporate Express operations from our overall business. Accordingly, the following information discussing our results after removing the impact of the Corporate Express acquisition is not exact and represents our best estimate. In the coming quarters, as the integration of Corporate Express proceeds, it will become increasingly difficult to quantify accurately the impact of the Corporate Express operations on our overall results, and we will soon no longer be able, or consider it meaningful, to provide financial information or any related discussion of our business after removing the impact of Corporate Express.

Furthermore, in order to enhance comparability between 2007 and 2006, certain operational measures for 2006 are accompanied by a presentation of such measure excluding the estimated effect of the 53rd week in 2006. Our comparable store sales include stores open for more than one year and exclude sales related to the 53rd week in 2006.

Overview

We produced fairly stable results for 2008 despite the challenging economic environment. Excluding sales of $4.2 billion related to Corporate Express, our consolidated sales declined 2.7% in 2008. Major contributors to our 2008 results (as compared to the results for 2007) are reviewed in detail in the Consolidated Performance and Segment Performance discussions and are summarized below:

- On a consolidated basis including Corporate Express, we reached $23.1 billion in sales, with sales growth of 19.2%.
- North American Delivery sales grew 35.0% as a result of our acquisition of Corporate Express. Excluding sales of $2.3 billion related to Corporate Express, sales declined 0.3% on lower sales to existing customers, partially offset by successful customer acquisition and retention efforts and excellent customer service. Business unit income rate declined to 9.0% from 10.8%, but increased to 11.1% excluding the results of Corporate Express.
- North American Retail's comparable store sales declined 9%, and business unit income rate fell to 8.1% from 9.5%, as negative comparable store sales drove deleverage in fixed occupancy costs and labor. Despite these challenges, we achieved excellent customer service and continued to invest in our "EasyWay" service model.
- International Operations sales grew 70.4% as a result of our acquisition of Corporate Express. Excluding sales of $1.9 billion related to Corporate Express, sales increased 0.8% in U.S. dollars and declined 0.1% in local currency. Business unit income rate decreased to 3.3% from 3.6% and decreased to 3.2% excluding the results of Corporate Express.
- We now operate 2,218 stores worldwide, with a net addition of 180 stores in 2008. This includes a net addition of 77 stores associated with the Corporate Express acquisition.
- Operating cash flow increased to $1.7 billion from $1.4 billion in 2007.

While maintaining our focus on expense control, we are also continuing to invest in new strategic initiatives and customer service programs to drive our long term success, despite the current weak economic climate. These strategic initiatives include:

- Implementing a series of retail store initiatives to drive productivity; including improving the profitability of technology sales, boosting sales of high margin copy and EasyTech services, and effectively utilizing our portfolio of store formats which range from 4,000 to 18,000 square feet;
- Continued differentiation through our own brand products; and
- Cross-channel initiatives to encourage customers to spend more by shopping both Staples' retail and delivery channels.

For our customer service programs, our North American and European delivery businesses have focused on the "Perfect Order" program to improve product availability, increase accuracy of orders, improve warehouse performance and productivity of our delivery trucks, and reduce product returns, resulting in fewer trips per order and higher customer satisfaction and retention. In our North American Retail business, our selling models are designed to train store associates to provide solutions for small business customers and drive attachment selling, while also providing incentives for store associates to provide great customer service.

Outlook

The economic environment remains challenging, and we expect it to remain so for the foreseeable future. We expect to achieve stable performance through customer service, customer retention and acquisition efforts, expense management and focused integration of Corporate Express. We will endeavor to provide as much transparency as possible; however, as a result of the difficulty in forecasting sales in the current environment, we will not provide specific sales and earnings guidance for fiscal year 2009. To the extent we have clear visibility, we will provide guidance on factors that will influence profitability, such as anticipated synergies from the Corporate Express integration, integration and restructuring expense, depreciation expense, amortization of intangibles and net interest expense. We expect the following:

- Corporate Express integration synergies building to $300 million annually over a three year integration period;

- Integration and restructuring expense of $90 million to $110 million for 2009;
- Depreciation expense of $430 million to $440 million for 2009;
- Amortization of intangibles of $105 million to $115 million for 2009; and
- Net interest expense of $260 million to $280 million for 2009.

As with all forward looking statements made in this Annual Report on Form 10-K, we do not intend to publicly update any of the forward looking statements in this paragraph.

Consolidated Performance:

Net income for 2008 was $805.3 million or $1.13 per diluted share compared to $995.7 million or $1.38 per diluted share for 2007 and $973.7 million or $1.32 per diluted share for 2006. Our results for 2008 include the results of the newly acquired Corporate Express business since the acquisition on July 2, 2008. Our results for 2008 also include integration and restructuring costs of $113.7 million, net of taxes ($0.16 per diluted share) and total interest expense of $98.1 million, net of taxes ($0.14 per diluted share), which substantially relates to our acquisition financing. Our results for 2007 include a $24.3 million charge, net of taxes ($0.04 per diluted share) related to the settlement of California wage and hour class action litigation. Our results for 2006 include a $33.3 million ($0.05 per diluted share) reduction in income taxes related to the favorable resolution of certain foreign and domestic tax matters, and an $8.6 million charge, net of taxes ($0.01 per diluted share) to correct the measurement dates used to calculate prior years' stock-based compensation. In addition, our results for 2006 include the impact of the 53rd week on net earnings of approximately $0.04 per diluted share.

Our 2008 results reflect our continued focus on our strategy of driving profitable sales growth, improving profit margins and increasing asset productivity, while operating in a difficult economic environment. We continue to work to deliver on our "Easy" brand promise to make buying office products easy for our customers in order to differentiate us from our competitors. Our commitment to customer service, customer acquisition and retention efforts, tightening of expenses, working capital and capital spending were key contributors to sustaining our performance in 2008, despite the negative impact of a weakened economy on our customers and our organic sales growth.

Sales: Sales for 2008 were $23.1 billion, an increase of 19.2% from 2007 sales. Our sales growth for 2008 reflects sales of $4.2 billion from the Corporate Express business. Excluding the sales from Corporate Express, sales decreased 2.7% for 2008. Sales increased 6.7% in 2007. Sales for 2006 include $369.8 million related to the additional week in 2006. Excluding the additional week in 2006, sales increased 8.9% in 2007. The 2.7% decline in sales in 2008, which excludes results of Corporate Express, was substantially driven by a 9% decrease in comparable store sales in our North American Retail business, partially offset by sales from new stores opened in our North American Retail business. In 2008, foreign exchange rates did not have a material impact on sales. The 8.9% increase in sales in 2007 primarily reflects organic sales growth in our North American Delivery business and to a lesser extent, sales from new stores opened in our North American Retail business and the positive impact of foreign currency exchange rates of $404 million. The increase in sales in 2007 was slightly offset by a 3% decrease in comparable store sales in our North American Retail business.

Gross Profit: Gross profit as a percentage of sales was 27.1% for 2008, 28.7% for 2007 and 28.6% for 2006. The gross profit rate for 2008 was negatively impacted by 1.5% due to the inclusion of the results of Corporate Express, whose gross profit rate is lower than our pre-existing businesses. The remaining slight decrease in gross profit rate for 2008 is the result of deleverage in fixed occupancy costs on a decrease in comparable store sales in North American Retail, substantially offset by improved product margins in our North American businesses and, to a lesser extent, supply chain improvements in all of our segments. The slight increase in the gross profit rate for 2007 is primarily due to an improvement in product margin rate in our North American Retail and International Operations segments and, to a lesser extent, improvements in North American Delivery supply chain, partially offset by deleverage in fixed occupancy costs on a decrease in comparable store sales in North American Retail.

Selling, General and Administrative Expenses: Selling, general and administrative expenses were 20.1% of sales for 2008, 20.6% for 2007 and 20.5% for 2006. Selling, general and administrative expenses as a percentage of sales for 2008 includes a 0.9% improvement related to the inclusion of the results of Corporate Express, whose selling, general and administrative expense rate was lower than our pre-existing businesses. The net increase in selling, general and administrative expenses for 2008 from 2007, excluding the improvement from Corporate Express, primarily reflects deleverage in labor, partially offset by reduced marketing expenses in all of our businesses and, to a lesser extent, the $38.0 million charge related to the California wage and hour class action lawsuits included in 2007. The increase in selling, general and administrative expenses for 2007 from 2006 primarily reflects deleverage in fixed expenses on decreasing comparable store sales in North American Retail, the added leverage of the 53rd week in 2006, and the $38.0 million charge related to the California wage and hour class action lawsuits. Our results continue to reflect our ongoing focus on expense control in a challenging economic environment.

Integration and Restructuring Costs: Integration and restructuring costs were $173.5 million for 2008. These expenses are associated with the integration of Corporate Express with our pre-existing business and the consolidation of certain of our operations. Included in integration and restructuring costs is a $123.8 million charge related to the write-down of indefinite lived intangible tradenames associated with our European catalog business. The tradename write-down was the result of our decision to move toward one global brand with the acquisition of Corporate Express, eliminating, over time, the legacy brands used in our European catalog business. Integration and restructuring costs also include a $26.3 million charge related to the write-down of software and facilities whose use was expected to be limited as a result of the acquisition, $21.7 million of consulting and travel fees, and a $1.7 million charge for employee retention costs.

Amortization of Intangibles: Amortization of intangibles was $70.3 million in 2008, $15.7 million in 2007 and $14.4 million in 2006 reflecting the amortization of certain tradenames, customer relationships and noncompetition agreements. Amortization expense relating to the intangibles resulting from our acquisition of Corporate Express for 2008 was $50.8 million.

Interest Income: Interest income decreased to $28.5 million in 2008 from $46.7 million in 2007 and $58.8 million in 2006. The decrease in interest income for 2008 is primarily due to a decrease in our average cash and short-term investment portfolio resulting from our acquisition of Corporate Express, combined with a decrease in interest rates. The decrease in interest income for 2007 is due to the reduction in our average cash and short-term investment portfolio balance, partially offset by an increase in interest rates.

Interest Expense: Interest expense was $149.8 million in 2008, $38.3 million in 2007 and $47.8 million in 2006. The increase in interest expense for 2008 is primarily due to borrowings under our Commercial Paper Program, our 2008 Agreement, our Revolving Credit Facility and the 2008 Term Credit Facility (each as defined in "Sources of Liquidity") relating to our acquisition of Corporate Express, slightly offset by the impact of the repayment of our $200.0 million 7.125% notes in August 2007. The decrease in interest expense for 2007 is primarily due to the repayment of our $200.0 million 7.125% notes in August 2007, partially offset by higher interest rates. We use interest rate swap agreements to convert a portion of our fixed rate debt obligations into variable rate obligations. Excluding the impact of our interest rate swap agreements, interest expense would have been $152.1 million for 2008, $36.0 million for 2007 and $47.2 million for 2006.

Miscellaneous Expense: Miscellaneous expense was $7.6 million for 2008, $2.2 million for 2007 and $2.8 million for 2006. These amounts primarily reflect foreign exchange gains and losses recorded in the respective periods.

Income Taxes: Our effective tax rate was 34.5% for 2008, 36.0% for 2007 and 33.8% for 2006. The decrease in the effective tax rate from 2007 to 2008 was due to geographical changes in the mix of earnings. The increase in the effective tax rate from 2006 to 2007 was the result of an adjustment recorded in 2006 for a change in estimate regarding certain tax uncertainties as well as the favorable resolution of certain foreign and domestic tax matters recorded that year. Our effective tax rate for 2006 applicable to results from continuing operations, excluding the impact of these discrete items, was 36.0%.

Segment Performance:

Our business is comprised of three segments: North American Delivery, North American Retail and International Operations. Our North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Contract (including Corporate Express), Staples Business Delivery and Quill. The North American Retail segment consists of the U.S. and Canadian business units that operate office products stores. The International Operations segment consists of business units that operate office products stores and that sell and deliver office products and services directly to customers in 25 countries in Europe, Asia, Australia and South America. Additional geographic information about our sales is provided in Note M in the Notes to the Consolidated Financial Statements.

In connection with our acquisition of Corporate Express, we allocated assets of $3.33 billion, $3.37 billion and $283.8 million to the North American Delivery, International Operations and North American Retail segments, respectively. The Corporate Express assets include goodwill and intangible assets of $3.38 billion, of which $1.63 billion, $1.47 billion and $283.8 million were allocated to the North American Delivery, International Operations and North American Retail segments, respectively.

The following tables provide a summary of our sales and business unit income by reportable segment and store activity for the last three fiscal years. Business unit income excludes integration and restructuring costs, stock-based compensation, interest and other expense, non-recurring items and the impact of changes in accounting principles (see reconciliation of total segment income to consolidated income before income taxes and minority interest in Note M in the Notes to the Consolidated Financial Statements):

Sales	(Amounts in thousands) 2008	2007	2006	2008 Increase From Prior Year	2007 Increase From Prior Year
North American Delivery	$ 8,929,924	$ 6,614,202	$ 5,908,872	35.0%	11.9%
North American Retail	9,489,510	10,020,941	9,893,107	(5.3)%	1.3%
International Operations	4,664,341	2,737,539	2,358,810	70.4%	16.1%
Total Segment Sales	$23,083,775	$19,372,682	$18,160,789	19.2%	6.7%

Business Unit Income	(Amounts in thousands) 2008	2007	2006	2008 % of Sales	2007 % of Sales	2006 % of Sales
North American Delivery	$ 802,523	$ 712,558	$ 623,908	9.0%	10.8%	10.6%
North American Retail	769,695	949,038	957,386	8.1%	9.5%	9.7%
International Operations	153,886	97,996	50,511	3.3%	3.6%	2.1%
Business Unit Income	$1,726,104	$1,759,592	$1,631,805	7.5%	9.1%	9.0%
Stock-based compensation	(180,652)	(173,343)	(157,907)	(0.8)%	(0.9)%	(0.9)%
Total Segment Income	$1,545,452	$1,586,249	$1,473,898	6.7%	8.2%	8.1%

Store Activity		Stores Open at Beginning of Period	Stores Opened	Net Stores Acquired	Stores Closed	Stores Open at End of Period
2006	North American Retail	1,522	99	—	1	1,620
2006	International Operations	258	6	—	—	264
2006	Total	1,780	105	—	1	1,884
2007	North American Retail	1,620	120	—	2	1,738
2007	International Operations	264	27	12	3	300
2007	Total	1,884	147	12	5	2,038
2008	North American Retail	1,738	106	—	9	1,835
2008	International Operations	300	15	77	9	383
2008	Total	2,038	121	77	18	2,218

North American Delivery: Sales increased 35.0% in 2008 and 11.9% in 2007. Excluding non-comparable sales from Corporate Express of $2.3 billion, sales would have decreased 0.3% for 2008. Sales for 2006 include $129.6 million related to the additional week in 2006. Excluding the additional week in 2006, sales increased 14.4% in 2007. The slight decline in sales in 2008 reflects lower sales to existing customers substantially offset by the impact of our customer acquisition and retention efforts. The sales growth in 2007 primarily reflects the impact of our customer acquisition and retention efforts, as well as increased penetration of existing customers, and to a much lesser extent, non-comparable sales from acquisitions and more effective marketing spend.

Business unit income as a percentage of sales was 9.0% in 2008, 10.8% in 2007 and 10.6% in 2006. Business unit income as a percentage of sales for 2008 was reduced by 2.1% due to the inclusion of results of Corporate Express, whose business unit income rate is lower than our pre-existing business. Excluding the impact of Corporate Express for 2008, the increase in business unit income primarily reflects reduced marketing expense and, to a lesser extent, gross profit improvements driven equally by supply chain and product margin improvements. The increase in 2007 primarily reflects improvement in our supply chain and more efficient and effective marketing spend to acquire and retain customers, partially offset by our investments in growth initiatives.

North American Retail: Sales decreased 5.3% in 2008 and increased 1.3% in 2007. Sales for 2006 include $209.1 million related to the additional week in 2006. Excluding the additional week in 2006, sales increased 3.5% in 2007. The decrease in sales for 2008 primarily reflects a 9% decrease in comparable stores sales and the negative impact of foreign exchange rates of $55.5 million, partially offset by non-comparable sales for new stores opened in the past twelve months. Our comparable store sales decrease in 2008 reflects a significant decline in the performance of non-consumable products, including business machines, furniture and computer peripherals, followed by a modest decline in consumables, which was driven by core office supplies. Our decrease in consumable sales in 2008 was slightly offset by positive performance in ink and toner. The increase in sales for 2007 primarily reflects non-comparable store sales, and to a lesser extent, the positive impact of foreign exchange rates of $161 million, partially offset by a 3% decrease in comparable store sales. Our comparable sales decrease in 2007 reflects negative performance in business machines, furniture and core office supplies, partially offset by positive performance in computers and our copy and print center business.

Business unit income as a percentage of sales was 8.1% in 2008, 9.5% in 2007 and 9.7% in 2006. The decrease in business unit income as a percentage of sales for 2008 primarily reflects deleverage in fixed occupancy costs resulting from a decrease in comparable store sales and, to a lesser extent, deleverage in labor as we focused on maintaining our customer service standards. These negative factors were partially offset by increased product margin rates and to a lesser extent, in order of magnitude, reduced marketing spend, supply chain improvements and our focus on expense control. The decrease in business unit income for 2007 primarily reflects deleverage in fixed costs resulting from a decrease in comparable store sales as well as the additional leverage of the 53rd week in 2006, partially offset by decreased variable compensation, an increase in product margin rate, including increased sales in higher margin categories such as Staples brand products and copy and print services, as well as our focus on expense control.

International Operations: Sales increased 70.4% in 2008 and 16.1% in 2007. Excluding non-comparable sales from Corporate Express of $1.9 billion for 2008, sales would have increased 0.8% in 2008. Sales for 2006 include $31.1 million related to the additional week in 2006. Excluding the additional week in 2006, sales increased 17.6% in 2007. The increase for 2008 was the result of, in order of magnitude, non-comparable sales for new stores opened in the past twelve months, organic growth from our delivery businesses, and the positive impact of foreign exchange rates of $26.6 million. These three factors were substantially offset by a 5% decrease in comparable store sales in Europe. The increase for 2007 was the result of the positive impact of foreign exchange rates of $222 million and, to a lesser extent, growth in local currency in our International delivery businesses, as well as an increase in comparable store sales of 2% in Europe.

Business unit income as a percentage of sales was 3.3% in 2008, 3.6% in 2007 and 2.1% in 2006. The decrease in business unit income as a percentage of sales benefited by 0.1% due to the inclusion of the results of Corporate Express, whose business unit income is higher than our pre-existing business. The decrease in business unit income as a percentage of sales, excluding the impact of Corporate Express, primarily reflects increased losses in our Asian businesses substantially offset by improvement in product margin rates due to product mix, better buying and selling a broader assortment of our own brand products in our European businesses and, to a lesser extent, supply chain improvements and our focus on expense control. The increase in 2007 primarily reflects sales growth and improvement in product margin rates in our European retail business, along with our continued focus on expense control.

Stock-Based Compensation: Stock-based compensation, excluding the charge recorded in 2006 for the correction of measurement dates used to calculate prior years' stock-based compensation (see Note I in the Notes to the Consolidated Financial Statements), increased to $180.7 million in 2008 from $173.3 million in 2007 and from $157.9 million in 2006. Stock-based compensation includes expenses associated with our employee stock purchase plans; the issuance of stock options, restricted shares, and performance share awards; and the company match in the employee 401(k) savings plan. The increase in this expense for 2008 and 2007 is primarily related to changes in the mix of equity awards granted.

Critical Accounting Policies and Significant Estimates

Our financial statements are based on the application of significant accounting policies, many of which require management to make significant estimates and assumptions (see Note A in the Notes to the Consolidated Financial Statements). We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventory: We record inventory at the lower of weighted-average cost or market value. We reserve for obsolete, overstocked and inactive inventory based on the difference between the weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

Purchase and Advertising Rebates: We earn rebates from our vendors, which are based on various quantitative contract terms that can be complex and subject to interpretation. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold. Several controls are in place, including direct confirmation with vendors, which we believe allows us to ensure that these amounts are recorded in accordance with the terms of the contracts.

Impairment of Long-Lived Assets: We review our long-lived assets for impairment when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets is less than the assets' carrying amount. Our policy is to evaluate long-lived assets for impairment at a store level for retail operations and an operating unit level for our other operations. If actual market conditions are less favorable than management's projections, future write-offs may be necessary.

Impairment of Goodwill and Indefinite Lived Intangible Assets: Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires that we annually review goodwill and other intangible assets that have indefinite lives for impairment and when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. We determine fair value using discounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitability of acquired businesses. It is our policy to allocate goodwill and conduct impairment testing at the individual business unit level based on our most current business plans, which reflect changes we anticipate in the economy and the industry. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge.

Deferred Taxes: We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance. If actual results differ unfavorably from those estimates used, we may not be able to realize all or part of our net deferred tax assets and additional valuation allowances may be required.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement), then priority to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 measurement), then the lowest priority to unobservable inputs (Level 3 measurement). In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective date of FASB Statement No. 157", which delayed for one year the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective February 3, 2008, we adopted SFAS No. 157 for our financial assets. The adoption had no impact on our financial condition, results of operations or cash flows. We do not anticipate that the adoption of SFAS No. 157 for non-financial assets and liabilities will have a material impact on our financial condition, results of operations or cash flows.

The following table shows assets and liabilities as of January 31, 2009, that are measured at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets or Liabilities Level 1	Significant Other Observable Inputs Level 2	Unobservable Inputs Level 3
Derivative assets	—	$67,425	—
Derivative liabilities	—	(3,550)	—

In September 2006, the FASB issued SFAS No. 158, "Employers: Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement Nos. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires deferred pension gains and losses to be reflected in accumulated other comprehensive income and requires that the valuation date of plan accounts be changed to the end of the company's fiscal year, with that change required to be implemented for fiscal years ending after December 15, 2008. We adopted the provisions of SFAS No. 158 in 2008 as a result of the assumption of pension plans in connection with our acquisition of Corporate Express. This adoption had no impact on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value at specific election dates. We did not elect to adopt the fair value option provided under SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations", but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) expands on the disclosures previously required by SFAS No. 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS No. 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS No. 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. We adopted this statement as of February 1, 2009. We do not expect SFAS No. 141(R) to have a material impact on our income tax expense related to adjustments for changes in valuation allowances and tax reserves for prior business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of the company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS No. 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. SFAS No. 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS No. 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. As SFAS No. 160 will only impact our presentation of minority interests on the balance sheet, the adoption of SFAS No. 160 will have no material impact on our financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 enhances disclosures for derivative instruments and hedging activities, including: (i) the manner in which a company uses derivative instruments; (ii) the manner in which derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and (iii) the effect of derivative instruments and related hedged items on a company's financial position. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We adopted this statement as of February 1, 2009. As SFAS No. 161 relates specifically to disclosures, this standard will have no impact on our financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We adopted this statement as of February 1, 2009. The adoption of FSP No. 142-3 is not expected to have a material impact on our financial condition, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission ("SEC") of the Public Company Accounting Oversight Board's amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We do not expect SFAS No. 162 to have a material impact on our financial condition, results of operations or cash flows.

In December 2008, the FASB issued FSP 132(R)-1, "Employers Disclosures about Postretirement Benefit Plan Assets," which provides additional guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. We will adopt this interpretation as of January 31, 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of our defined benefit pension plans.

Liquidity and Capital Resources

Cash Flows

Cash provided by operations was $1.69 billion in 2008, $1.36 billion in 2007 and $1.15 billion in 2006. The increase in operating cash flow from 2007 to 2008 is primarily due to an increase in net income adjusted for non-cash charges, combined with an improvement in working capital. The increase in operating cash flow from 2006 to 2007 is primarily due to an increase in net income and non-cash expenses, including depreciation and amortization.

Cash used in investing activities was $4.73 billion in 2008, $217.7 million in 2007 and $424.9 million in 2006. The change between 2008 and 2007 is primarily due to the 2.8 billion Euro (approximately $4.4 billion, net of cash acquired) acquisition of Corporate Express. The change in cash used in investing activities for 2007 and 2006 is primarily due to fluctuations in our short-term investment portfolio.

Cash provided by financing activities was $2.51 billion in 2008 compared to cash used in financing activities of $966.2 million in 2007 and $696.6 million in fiscal 2006. The increase in cash provided by financing activities for 2008 is primarily related to borrowings made pursuant to our January 2009 Notes and our 2008 Agreement, which along with the Revolving Credit Facility serves as a backstop to our Commercial Paper Program (each as defined below). The increase in cash provided by financing activities in 2008 is also the result of the repayment of our August 1997 $200 million 7.125% Notes. In addition, under our share repurchase program, we repurchased 2.8 million shares for $65.0 million in 2008 compared to 31.6 million shares for $750.0 million in 2007. The increase in cash used in financing activities from 2006 to 2007 is due to the repayment of our August 1997 $200 million 7.125% Notes. At the present time, although we have $1.01 billion authorization, we have temporarily suspended our share repurchase program as a result of the acquisition of Corporate Express.

Sources of Liquidity

We utilize cash generated from operations, short-term investments and our Revolving Credit Facility to cover seasonal fluctuations in cash flows and to support our various growth initiatives. In addition, in connection with the acquisition of Corporate Express, we issued the January 2009 Notes and entered into the 2008 Agreement which serves, along with our Revolving Credit Facility, as backstops to the Commercial Paper Program (each as defined below).

We had $1.57 billion in total cash and funds available through credit agreements at January 31, 2009, which consisted of $935.5 million of available credit and $633.8 million of cash and cash equivalents.

A summary, as of January 31, 2009, of balances available under our credit agreements and debt outstanding is presented below (amounts in thousands):

			Payments Due By Period			
Contractual Obligations(1)	**Available Credit**	**Total Outstanding Obligations**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
2008 Agreement due July 2009	$790,650	—	—	—	—	—
Commercial Paper Program	—	$1,195,557(2)	$1,195,557(2)	—	—	—
Revolving Credit Facility effective through October 2011	—	—	—	—	—	—
September 2002 Notes due October 2012	—	325,000	—	—	$ 325,000	—
January 2009 Notes due January 2014	—	1,500,000	—	—	1,500,000	—
Lines of credit	144,856	840	840	—	—	—
Other notes and capital leases	—	399,976	276,851	$ 122,665	460	—
Total Debt Obligations	$935,506	$3,421,373	$1,473,248	$ 122,665	$1,825,460	—
Interest expense	—	$ 725,156	$ 146,250	$ 292,500	$ 286,406	—
Operating leases	—	$5,719,590	$ 851,412	$1,534,879	$1,201,246	$2,132,053
Purchase obligations(3)	$ —	$ 545,790	$ 419,952	$ 57,781	$ 27,893	$ 40,164

(1) The above table excludes scheduled interest payments on fixed rate debt obligations that are hedged with derivative instruments intended to convert the fixed rate debt agreements into variable interest rate obligations because the amount of future interest payments due on these obligations is not currently determinable (see Notes E and F in the Notes to the Consolidated Financial Statements). As a result, only the interest expense associated with the January 2009 Notes is included in the table above.

(2) This obligation is backstopped by, and utilizes borrowing capacity of, $470.4 million of our 2008 Agreement and $729.5 million of our Revolving Credit Facility, and corresponding amounts are due in less than one year.

(3) Many of our purchase commitments may be canceled by us without advance notice or payment, and we have excluded such commitments, along with intercompany commitments. Contracts that may be terminated by us without cause or penalty, but that require advance notice for termination are valued on the basis of an estimate of what we would owe under the contract upon providing notice of termination.

In September 2008, Barclays Bank PLC agreed to assume the obligations of Lehman Brothers, Inc. and their affiliates under our 2008 Agreement, our Revolving Credit Facility, our Commercial Paper Program and our 2008 Term Credit Facility, as described below.

The 2008 Agreement

On April 1, 2008, we entered into a $3.0 billion credit agreement (the "2008 Agreement") with Lehman Commercial Paper Inc., as administrative agent, Bank of America, N.A. and HSBC Bank USA, National Association, as co-syndication agents, and Lehman Brothers Inc., as lead arranger and bookrunner, for a commitment period beginning July 9, 2008 and continuing until 364 days thereafter, unless earlier terminated pursuant to the terms of the 2008 Agreement. The 2008 Agreement provides financing solely (1) for our acquisition of all of the outstanding capital stock of Corporate Express, including related transaction fees, costs and expenses, and (2) to backstop our Commercial Paper Program. Amounts borrowed under the 2008 Agreement may be borrowed, repaid and reborrowed from time to time. Originally the aggregate principal amount of the loans outstanding could not exceed the maximum borrowing amount of $3.0 billion.

On December 29, 2008, we voluntarily terminated $250 million of our borrowing capacity under the 2008 Agreement which reduced the total commitment from $3.0 billion to $2.75 billion. On January 15, 2009, we further reduced our total commitment amount under the 2008 Agreement from $2.75 billion to $1.26 billion. The reduction was made pursuant to the mandatory commitment reduction provisions triggered by the receipt of proceeds from the offering of the January 2009 Notes described below.

Borrowings made pursuant to the 2008 Agreement will bear interest at either (a) the base rate (the higher of the prime rate, as defined in the 2008 Agreement, or the federal funds rate plus 0.50%) plus an "applicable margin," defined as a percentage spread based on our credit rating or (b) the Eurocurrency rate plus a different "applicable margin," also defined as a percentage spread based on our credit rating. The applicable margin for each base rate loan and Eurocurrency rate loan increases periodically, as set forth in the 2008 Agreement. The payments under the 2008 Agreement are guaranteed by the Guarantor Subsidiaries (as defined below). Under the 2008 Agreement, we agree to pay a commitment fee, payable quarterly, at rates that range from 0.080% to 0.175% based on our credit rating. The 2008 Agreement also contains financial covenants that require us to maintain a minimum fixed charge coverage ratio of 1.5:1.0 and a maximum adjusted funded debt to total capitalization ratio of 0.75:1.0. The 2008 Agreement also contains affirmative and negative covenants that are consistent with those contained in our 2008 Term Credit Facility and our Revolving Credit Facility. The 2008 Agreement contains certain customary events of default with corresponding grace periods. On July 1, 2008, we entered into the first amendment to the 2008 Agreement. The amendment provides that certain events, including the establishment of the 2008 Term Credit Facility (as described below) and maintaining certain obligations of Corporate Express after the acquisition, will not reduce the maximum commitment available under the 2008 Agreement. On September 12, 2008, we entered into the second amendment to the 2008 Agreement. The amendment provides us with the flexibility, within ten business days of the receipt of proceeds from other indebtedness, to use such proceeds to repay our Commercial Paper Program (as described below).

As of January 31, 2009, no borrowings were outstanding under our 2008 Agreement, but $470.4 million of commercial paper was issued, reducing the available credit under this agreement to $790.7 million.

Commercial Paper Program

On June 9, 2008, we established a commercial paper program (the "Commercial Paper Program") on a private placement basis under which we were originally able to issue unsecured commercial paper notes (the "Notes") up to a maximum aggregate principal amount outstanding at any time of $3.0 billion. On January 15, 2009, in connection with the issuance of the January 2009 Notes, our Commercial Paper Program availability was reduced from $3.0 billion to $2.0 billion.

The 2008 Agreement and our Revolving Credit Facility serve as backstops to the Commercial Paper Program. Under the Commercial Paper Program, we may issue Notes from time to time, and the proceeds of the Notes will be used for general corporate purposes, including working capital, capital expenditures, acquisitions and share repurchases. Maturities of the Notes issued under the Commercial Paper Program vary but may not exceed 397 days from the date of issue. The Notes bear such interest rates, if interest bearing, or will be sold at such discount from their face amounts, as agreed upon from time to time by the dealers under the Commercial Paper Program and Staples. The payments under the Commercial Paper Program are guaranteed by the Guarantor Subsidiaries (as defined below). The Commercial Paper Program contains customary events of default with corresponding grace periods. As of January 31, 2009, $1.2 billion of Notes were outstanding under the Commercial Paper Program. The Notes have a weighted average remaining maturity of 16 days with a weighted average interest rate of 4.0%. Of the total Notes outstanding, $729.5 million were backstopped by the Revolving Credit Facility and $470.4 million were backstopped by the 2008 Agreement.

Revolving Credit Facility

The Revolving Credit Facility provides for a maximum borrowing of $750.0 million which, upon approval of the lenders, Staples may increase to $1.0 billion, and expires on October 13, 2011. Borrowings made pursuant to the Revolving Credit Facility may be syndicated loans, competitive bid loans, or swing line loans, the combined sum of which may not exceed the maximum borrowing amount. Amounts borrowed under the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until October 13, 2011. The borrowings under this Revolving Credit Facility are guaranteed by our Guarantor Subsidiaries (as defined below).

Borrowings made pursuant to the Revolving Credit Facility as syndicated loans will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate, described in the Revolving Credit Facility as the higher of the annual rate of the lead bank's prime rate or the federal funds rate plus 0.50%, or (b) the Eurocurrency rate (a publicly published rate) plus a percentage spread based on our credit rating and fixed charge coverage ratio. Borrowings made as competitive bid loans bear the competitive bid rate as specified in the applicable competitive bid. Swing line loans bear interest that is the lesser of the base rate or the swing line rate as quoted by the administrative agent under the terms of the Revolving Credit Facility. Under the Revolving Credit Facility, we agree to pay a facility fee, payable quarterly, at rates that range from 0.060% to 0.125% depending on our credit rating and fixed charge coverage ratio, and when applicable, a utilization fee.

On May 5, 2008, we entered into the first amendment (the "Amendment") to the Amended and Restated $750.0 million Revolving Credit Agreement, as amended, dated as of October 13, 2006 (the "Revolving Credit Facility"). The Amendment was entered into in connection with our acquisition of Corporate Express and provided certain post-acquisition cure periods to allow us to cure defaults that could arise (i) as a result of change in control provisions contained in Corporate Express' outstanding debt obligations and (ii) under Corporate Express' and our outstanding debt obligations as a result of events or circumstances, such as litigation, liens or defaults, affecting Corporate Express. The Amendment did not alter the amount that may be borrowed under, or the terms of, the Revolving Credit Facility and confirmed our obligations to the lenders and administrative agent who are parties thereto. We issue letters of credit under our Revolving Credit Facility in the ordinary course of business. The Revolving Credit Agreement can also be used to backstop our Commercial Paper Program. At January 31, 2009, no borrowings were outstanding under the Revolving Credit Facility, $20.5 million of open letters of credit were outstanding and $729.5 million of backstopped commercial paper was issued, reducing the available credit under the Revolving Credit Facility from $750.0 million to $0.

January 2009 Notes

On January 15, 2009, we issued $1.5 billion aggregate principal amount of notes (the "January 2009 Notes") due January 15, 2014, with a fixed interest rate of 9.75% payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2009. The sale of the January 2009 Notes was made pursuant to the terms of an underwriting agreement (the "Underwriting Agreement"), dated January 12, 2009, with Barclays Capital Inc., Banc of America Securities LLC and HSBC Securities (USA) Inc., as representatives of the several underwriters named in the Underwriting Agreement. We received net proceeds, after the underwriting discount and estimated fees and expenses, of $1.49 billion. Our obligations under the January 2009 Notes are unconditionally guaranteed on an unsecured unsubordinated basis by Staples the Office Superstore, LLC, Staples the Office Superstore East, Inc., Staples Contract & Commercial, Inc. and Staples the Office Superstore, Limited Partnership (collectively, the "Guarantor Subsidiaries").

2008 Term Credit Facility

On July 1, 2008, we entered into a $400.0 million credit facility (the "2008 Term Credit Facility") with Lehman Commercial Paper, Inc., as administrative agent, Bank of America, N.A. and HSBC Bank USA, National Association, as co-syndication agents, and Lehman Brothers Inc., Banc of America Securities LLC and HSBC Securities (USA) Inc., as joint lead arrangers and joint bookrunners. On November 26, 2008, we repaid the entire remaining balance due on the 2008 Term Credit Facility.

Other Financing Agreements

In connection with our acquisition of Corporate Express, we assumed the obligations under Corporate Express' U.S. Securitization Program and the European Securitization Program (collectively, the "Securitization Programs"). As of January 31, 2009, we were able to borrow a maximum of $200.0 million and EUR 75.0 million (approximately $98.2 million based on exchange rates on that date) under the Securitization Programs. As of January 31, 2009, the utilized balance under the U.S Securitization Program was $180.4 million and the utilized balance under the European

Securitization Program was EUR 33.5 million (approximately $43.9 million). Borrowings outstanding under the Securitization Programs are included as a component of current liabilities in our condensed consolidated balance sheet, while the accounts receivable securing these obligations are included as a component of net receivables. On March 3, 2009, we terminated and repaid all outstanding balances under the Securitization Programs.

In addition, Corporate Express Australia Limited and its subsidiaries, which are approximately 59% owned by Corporate Express, are parties to credit facilities under which approximately $114.2 million are outstanding.

There were no instances of default during 2008 under any of our debt agreements.

After taking into account our acquisition of Corporate Express, we expect that our cash generated from operations, together with our current cash, funds available under our existing credit agreements and other alternative sources of financing, will be sufficient to fund our planned store openings and other operating cash needs for at least the next twelve months.

Uses of Capital

As a result of our financial position, in addition to investing in our existing businesses and pursuing strategic acquisitions, we also expect to continue to return capital to our shareholders through a cash dividend program. Based on our credit metrics and our liquidity position, from time to time, we may also return capital to our shareholders through our share repurchase program, which is currently suspended.

In January 2009, we made significant progress refinancing the debt from the Corporate Express acquisition and issued an aggregate amount of $1.5 billion 9.750% notes due in January 2014. In addition, we have reduced total debt by approximately $1.0 billion from the second quarter of 2008. We plan to pay off and terminate what remains of our 2008 Agreement prior to July 2009 using the most attractive resources that are available to us in the market, which may include bank financing or a public bond issuance. Consistent with our overall capital structure framework, our goals for any additional financing include optimizing liquidity and flexibility, funding permanent assets with long-term financing, and using our strong cash flow to repay short-term debt, enabling us to rebuild our credit profile, minimize interest costs and stagger maturities.

We currently plan to spend approximately $350 million on capital expenditures during 2009 primarily related to new store openings and continued investments in information systems and distribution centers to improve operational efficiencies and customer service. We expect to open approximately 65 new stores in North America, Europe and Asia during 2009.

While we have primarily grown organically, we may use capital to engage in strategic acquisitions or joint ventures in markets where we currently have a presence and in new geographic markets that could become significant to our business in future years. We do not expect to rely on acquisitions to achieve our targeted growth plans. We consider many types of acquisitions for their strategic and other benefits, such as our recent acquisition of Corporate Express. In the past, other than the Corporate Express acquisition, we have focused on smaller acquisitions designed to align with our existing businesses to drive long-term growth. We would expect to continue this strategy and target such acquisitions when opportunities are presented and within our financial structure.

In 2009, we changed our dividend policy from an annual dividend to quarterly dividends. On March 11, 2009, we announced that we would pay a first quarter 2009 cash dividend of $0.0825 per share on April 16, 2009 to stockholders of record on March 27, 2009. We expect the total value of quarterly dividend payments in 2009 to be $0.33 per share. In 2008, we paid an annual cash dividend of $0.33 per share of common stock on April 17, 2008, to stockholders of record on March 28, 2008, resulting in a total dividend payment of $231.5 million. While it is our intention to continue to pay quarterly cash dividends for the remainder of 2009 and beyond, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

Inflation and Seasonality

While neither inflation nor deflation has had, nor do we expect them to have, a material impact upon operating results, there can be no assurance that our business will not be affected by inflation or deflation in the future. We believe that our business is somewhat seasonal, with sales and profitability slightly lower during the first half of our fiscal year.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk from changes in interest rates and foreign exchange rates. We have a risk management control process to monitor our interest rate and foreign exchange risks. The risk management process uses analytical techniques, including market value, sensitivity analysis and value at risk estimates.

As more fully described in the notes to the consolidated financial statements, we use interest rate swap agreements to modify fixed rate obligations to variable rate obligations, thereby adjusting the interest rates to current market rates and ensuring that the debt instruments are always reflected at fair value. While our variable rate debt obligations, approximately $1.92 billion at January 31, 2009, expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial position or results of operations. Based on January 31, 2009 borrowing levels, a 1.0% increase or decrease in current market interest rates would have the effect of causing a $19.2 million additional pre-tax charge or credit to our statement of operations.

As more fully described in Note F in the Notes to the Consolidated Financial Statements, we are exposed to foreign exchange risks through subsidiaries or investments in Canada, Europe, Asia, Australia and South America. We have entered into a currency swap in Canadian dollars in order to hedge a portion of our foreign exchange risk related to our net investment in foreign subsidiaries. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be offset by a corresponding decrease or increase in the fair value of the hedged underlying asset.

We account for our interest rate and currency swap agreements using hedge accounting treatment as the derivatives have been determined to be highly effective in achieving offsetting changes in the fair values and cash flows of the hedged items. Under this method of accounting, at January 31, 2009, we have recorded a $67.4 million asset representing gross unrealized gains on two of our derivatives and a $3.5 million charge to equity representing gross unrealized losses on another derivative. During fiscal 2001, we terminated an interest swap agreement resulting in a realized gain of $18.0 million which has been amortized into income through August 2007, the remaining term of the original agreement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Staples, Inc.

We have audited the accompanying consolidated balance sheets of Staples, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Staples, Inc. and subsidiaries at January 31, 2009 and February 2, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note A to the consolidated financial statements, effective February 4, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Staples, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Boston, Massachusetts
March 10, 2009

STAPLES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollar Amounts in Thousands, Except Share Data)

	January 31, 2009	February 2, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 633,774	$ 1,245,448
Short-term investments	—	27,016
Receivables, net	1,864,756	822,254
Merchandise inventories, net	2,404,210	2,053,163
Deferred income tax asset	281,101	173,545
Prepaid expenses and other current assets	546,340	233,956
Total current assets	5,730,181	4,555,382
Property and equipment:		
Land and buildings	1,040,754	859,751
Leasehold improvements	1,183,879	1,135,132
Equipment	1,949,646	1,819,381
Furniture and fixtures	926,702	871,361
Total property and equipment	5,100,981	4,685,625
Less accumulated depreciation and amortization	2,810,355	2,524,486
Net property and equipment	2,290,626	2,161,139
Lease acquisition costs, net of accumulated amortization	26,931	31,399
Intangible assets, net of accumulated amortization	701,918	231,310
Goodwill	3,780,169	1,764,928
Other assets	476,153	292,186
Total assets	$13,005,978	$ 9,036,344
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,126,148	$ 1,560,728
Accrued expenses and other current liabilities	1,179,081	1,025,364
Commercial paper	1,195,557	—
Debt maturing within one year	277,691	23,806
Total current liabilities	4,778,477	2,609,898
Long-term debt	1,968,928	342,169
Other long-term obligations	636,142	356,043
Minority interest	58,224	10,227
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common stock, $.0006 par value, 2,100,000,000 shares authorized; issued 882,032,761 shares at January 31, 2009 and 867,366,103 shares at February 2, 2008	529	520
Additional paid-in capital	4,048,398	3,720,319
Accumulated other comprehensive income (loss)	(494,327)	476,399
Retained earnings	5,367,341	4,793,542
Less: treasury stock at cost, 166,427,240 shares at January 31, 2009 and 162,728,588 shares at February 2, 2008	(3,357,734)	(3,272,773)
Total stockholders' equity	5,564,207	5,718,007
Total liabilities and stockholders' equity	$13,005,978	$ 9,036,344

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Dollar Amounts in Thousands, Except Share Data)

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Sales	$23,083,775	$19,372,682	$18,160,789
Cost of goods sold and occupancy costs	16,836,839	13,822,011	12,966,788
Gross profit	6,246,936	5,550,671	5,194,001
Operating and other expenses:			
Selling, general and administrative	4,631,219	3,986,758	3,716,517
Integration and restructuring costs	173,524	—	—
Amortization of intangibles	70,265	15,664	14,415
Total operating expenses	4,875,008	4,002,422	3,730,932
Operating income	1,371,928	1,548,249	1,463,069
Other income (expense):			
Interest income	28,485	46,726	58,839
Interest expense	(149,774)	(38,335)	(47,810)
Miscellaneous expense	(7,555)	(2,158)	(2,770)
Income before income taxes and minority interests	1,243,084	1,554,482	1,471,328
Income tax expense	428,863	559,614	497,972
Income before minority interests	814,221	994,868	973,356
Minority interest expense (income)	8,957	(802)	(321)
Net Income	$ 805,264	$ 995,670	$ 973,677
Earnings per common share			
Basic	$ 1.15	$ 1.41	$ 1.35
Diluted	$ 1.13	$ 1.38	$ 1.32
Dividends declared per common share	$ 0.33	$ 0.29	$ 0.22

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Dollar Amounts in Thousands)

For the Fiscal Years Ended January 31, 2009, February 2, 2008 and February 3, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Comprehensive Income (Loss)
Balances at January 28, 2006	$498	$2,937,362	$ 87,085	$3,192,630	$(1,735,974)	$ 756,775
Issuance of common stock for stock options exercised	11	166,752	—	—	—	—
Tax benefit on exercise of options	—	36,069	—	—	—	—
Stock-based compensation	—	168,736	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	1	28,499	—	—	—	—
Net income for the year	—	—	—	973,677	—	973,677
Common stock dividend	—	—	—	(160,883)	—	—
Foreign currency translation adjustments	—	—	96,404	—	—	96,404
Changes in the fair value of derivatives (net of taxes of $4,073)	—	—	5,626	—	—	5,626
Purchase of treasury shares	—	—	—	—	(775,822)	—
Other	—	994	—	—	—	—
Balances at February 3, 2007	$510	$3,338,412	$ 189,115	$4,005,424	$(2,511,796)	$1,075,707
Issuance of common stock for stock options exercised	9	146,845	—	—	—	—
Tax benefit on exercise of options	—	29,553	—	—	—	—
Stock-based compensation	—	173,343	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	1	31,649	—	—	—	—
Net income for the year	—	—	—	995,670	—	995,670
Common stock dividend	—	—	—	(207,552)	—	—
Foreign currency translation adjustments	—	—	262,639	—	—	262,639
Changes in the fair value of derivatives (net of taxes of $17,847)	—	—	24,645	—	—	24,645
Purchase of treasury shares	—	—	—	—	(760,977)	—
Other	—	517	—	—	—	—
Balances at February 2, 2008	$520	$3,720,319	$ 476,399	$4,793,542	$(3,272,773)	$1,282,954
Issuance of common stock for stock options exercised	8	116,182	—	—	—	—
Tax benefit on exercise of options	—	5,849	—	—	—	—
Stock-based compensation	—	180,652	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	1	32,138	—	—	—	—
Net income for the year	—	—	—	805,264	—	805,264
Common stock dividend	—	—	—	(231,465)	—	—
Foreign currency translation adjustments	—	—	(819,061)	—	—	(819,061)
Changes in the fair value of derivatives (net of taxes of 23,817)	—	—	32,891	—	—	32,891
Deferred pension costs (net of taxes of $58,900)			(184,556)			(184,556)
Purchase of treasury shares	—	—	—	—	(84,961)	—
Other	—	(6,742)	—	—	—	—
Balances at January 31, 2009	$529	$4,048,398	$(494,327)	$5,367,341	$(3,357,734)	$ (165,462)

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollar Amounts in Thousands)

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Operating activities:			
Net income	$ 805,264	$ 995,670	$ 973,677
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	548,911	388,895	339,299
Amortization of deferred financing costs	13,496	—	—
Non-cash write-down of assets	150,081	—	—
Stock-based compensation	180,652	173,343	168,736
Excess tax benefits from stock-based compensation arrangements	(5,849)	(18,557)	(36,069)
Deferred income taxes	33,370	(8,788)	(65,401)
Other	20,700	4,831	(365)
Change in assets and liabilities, net of companies acquired:			
Decrease (increase) in receivables	131,474	(64,293)	(128,010)
Decrease (increase) in merchandise inventories	177,163	(30,175)	(191,957)
Increase in prepaid expenses and other assets	(64,615)	(89,558)	(44,298)
(Decrease) increase in accounts payable	(212,414)	295	34,379
(Decrease) increase in accrued expenses and other current liabilities	(149,351)	(90,054)	79,187
Increase in other long-term obligations	56,948	99,407	21,823
Net cash provided by operating activities	1,685,830	1,361,016	1,151,001
Investing activities:			
Acquisition of property and equipment	(378,329)	(470,377)	(528,475)
Acquisition of businesses and investments in joint ventures, net of cash acquired	(4,381,811)	(178,077)	(31,750)
Proceeds from the sale of short-term investments	27,019	4,579,460	8,358,384
Purchase of short-term investments	(3)	(4,148,716)	(8,223,063)
Net cash used in investing activities	(4,733,124)	(217,710)	(424,904)
Financing activities:			
Proceeds from borrowings	3,679,045	11,796	13,988
Payments on borrowings	(2,180,296)	(206,515)	(5,191)
Proceeds from the issuance of commerical paper, net of repayments	1,195,557	—	—
Payment of deferred financing costs	(26,016)	—	—
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	148,329	178,504	195,263
Excess tax benefits from stock-based compensation arrangements	5,849	18,557	36,069
Cash dividends paid	(231,465)	(207,552)	(160,883)
Purchase of treasury stock, net	(84,961)	(760,977)	(775,822)
Net cash provided by (used in) financing activities	2,506,042	(966,187)	(696,576)
Effect of exchange rate changes on cash and cash equivalents	(70,422)	50,658	10,328
Net (decrease) increase in cash and cash equivalents	(611,674)	227,777	39,849
Cash and cash equivalents at beginning of period	1,245,448	1,017,671	977,822
Cash and cash equivalents at end of period	$ 633,774	$ 1,245,448	$ 1,017,671

See notes to consolidated financial statements.

NOTE A Summary of Significant Accounting Policies

Nature of Operations: Staples, Inc. and subsidiaries ("Staples" or the "Company") pioneered the office products superstore concept and Staples is a leading office products company. Staples operates three business segments: North American Delivery, North American Retail and International Operations. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery, Quill and Contract (including Corporate Express). The Company's North American Retail segment consists of the U.S. and Canadian business units that operate office products stores. The International Operations segment consists of business units that operate office products stores and that sell and deliver office products and services directly to customers in 25 countries in Europe, Asia, Australia and South America.

Basis of Presentation: The consolidated financial statements include the accounts of Staples, Inc. and its wholly and majority owned subsidiaries, and the recent acquisition of Corporate Express N.V. ("Corporate Express") (see Note B). All intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year: Staples' fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal 2008 ("2008") consisted of the 52 weeks ended January 31, 2009, fiscal year 2007 ("2007") consisted of the 52 weeks ended February 2, 2008 and fiscal year 2006 ("2006") consisted of the 53 weeks ended February 3, 2007.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of Staples to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Staples considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments: At January 31, 2009, the Company did not have any short-term investments. At February 2, 2008, the Company's investments consisted of treasury securities. The Company classifies its investments as "available for sale" under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the short-term investments are reported at fair value, with any related unrealized gains and losses included as a separate component of stockholders' equity, net of applicable taxes. Realized gains and losses and interest and dividends are included in interest income or interest expense, as appropriate.

Receivables: Receivables include trade receivables financed under regular commercial credit terms and other non-trade receivables. Gross trade receivables were $1.50 billion at January 31, 2009 and $642.2 million at February 2, 2008. Concentrations of credit risk with respect to trade receivables are limited due to Staples' large number of customers and their dispersion across many industries and geographic regions. Included in trade receivables at January 31, 2009 was $289.1 million which secured the Company's borrowings outstanding under its U.S. Securitization Program and European Securitization Program (the "Securitization Programs") (see Note E). The Company's obligations under the Securitization Programs were assumed in connection with its acquisition of Corporate Express.

An allowance for doubtful accounts has been recorded to reduce trade receivables to an amount expected to be collectible from customers based on specific evidence as well as historic trends. The allowance recorded at January 31, 2009 and February 2, 2008 was $57.3 million and $22.5 million, respectively.

Other non-trade receivables were $421.0 million at January 31, 2009 and $202.5 million at February 2, 2008 and consisted primarily of purchase and advertising rebates due from vendors under various incentive and promotional programs. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold.

Merchandise Inventories: Merchandise inventories are valued at the lower of weighted-average cost or market value. The Company reserves for obsolete, overstocked and inactive inventory based on the difference between the

NOTE A Summary of Significant Accounting Policies (Continued)

weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions.

Private Label Credit Card: Staples offers a private label credit card which is managed by a financial services company. Under the terms of the agreement, Staples is obligated to pay fees which approximate the financial institution's cost of processing and collecting the receivables, which are non-recourse to Staples.

Property and Equipment: Property and equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization, which includes the amortization of assets recorded under capital lease obligations, are provided using the straight-line method over the following useful lives: 40 years for buildings; 3-10 years for furniture and fixtures; and 3-10 years for equipment, which includes computer equipment and software with estimated useful lives of 3-5 years. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated economic lives of the improvements.

Lease Acquisition Costs: Lease acquisition costs are recorded at cost and amortized using the straight-line method over the respective lease terms, including option renewal periods if renewal of the lease is probable, which range from 5 to 40 years. Accumulated amortization at January 31, 2009 and February 2, 2008 was $71.0 million and $68.4 million, respectively.

Goodwill and Intangible Assets: SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" requires that goodwill and intangible assets that have indefinite lives not be amortized but, instead, tested at least annually for impairment. Management uses a discounted cash flow analysis, which requires that certain assumptions and estimates be made regarding industry economic factors and future profitability of acquired businesses to assess the need for an impairment charge. The Company has elected the fourth quarter to complete its annual goodwill impairment test. As a result of the fourth quarter impairment analyses, management has determined that no impairment charges are required.

The changes in the carrying amount of goodwill during the year ended January 31, 2009, which includes a net addition of $2.60 billion in connection with the acquisition of Corporate Express, are as follows (in thousands):

	Goodwill At February 2, 2008	2008 Net Additions	2008 Foreign Exchange Fluctuations	Goodwill At January 31, 2009
North American Delivery	$ 505,690	$1,270,000	$(214,667)	$1,561,023
North American Retail	42,848	283,806	(55,723)	270,931
International Operations	1,216,390	1,045,391	(313,566)	1,948,215
Consolidated	$1,764,928	$2,599,197	$(583,956)	$3,780,169

At January 31, 2009, intangible assets subject to amortization, which include registered trademarks and trade names and customer relationships were $953.4 million, with accumulated amortization of $251.5 million and a weighted average life of 9.6 years. Intangible assets at January 31, 2009 include $660.8 million, with accumulated amortization of $47.5 million, of acquired intangibles in connection with the acquisition of Corporate Express. During the third quarter of 2008, as a result of the Company's decision to move toward one global Staples brand, the Company recorded a non-cash, pre-tax charge of $123.8 million (see Note C). After this charge, all intangible assets are subject to amortization. At February 2, 2008, intangible assets subject to amortization were $140.7 million with accumulated amortization of $62.4 million and intangible assets not subject to amortization, which included registered trademarks and trade names, were $153.0 million.

Impairment of Long-Lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Staples' policy is to evaluate long-lived assets for impairment at a store level for retail operations and an operating unit level for Staples' other operations.

NOTE A Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments: Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS No. 107"), Staples has estimated the fair value of its financial instruments using the following methods and assumptions: the carrying amounts of cash and cash equivalents, short-term investments, receivables and accounts payable approximate fair value because of their short-term nature, and the carrying amounts of Staples' debt (excluding the January 2009 Notes (as defined below)) approximates fair value because of the Company's use of derivative instruments that qualify for hedge accounting. The carrying amount of the January 2009 Notes approximates fair value because the market and credit conditions have not significantly changed since the notes were issued on January 15, 2009.

Revenue Recognition: Revenue is recognized at the point of sale for the Company's retail operations and at the time of shipment for its delivery sales. The Company offers its customers various coupons, discounts and rebates, which are treated as a reduction of revenue. Staples sells certain machines to customers which are financed by external financing companies and for which they have given repurchase guarantees. The Company recognizes revenue from the sale of these machines only when the right of recourse has ended and the Company is legally released from its repurchase obligation.

Sales of extended service plans are either administered by an unrelated third party or by the Company. The unrelated third party is the legal obligor in most of the areas they administer and accordingly bears all performance obligations and risk of loss related to the service plans sold in such areas. In these areas, Staples recognizes a net commission revenue at the time of sale for the service plans. In certain areas where Staples is the legal obligor, the revenues associated with the sale are deferred and recognized over the life of the service contract, which is typically one to five years.

Cost of Goods Sold and Occupancy Costs: Cost of goods sold and occupancy costs includes the costs of: merchandise sold, inbound and outbound freight, receiving and distribution, and store and distribution center occupancy (including real estate taxes and common area maintenance).

Shipping and Handling Costs: All shipping and handling costs are included as a component of cost of goods sold and occupancy costs.

Selling, General and Administrative Expenses: Selling, general and administrative expenses include payroll, advertising and other operating expenses for the Company's stores and delivery operations not included in cost of goods sold and occupancy costs.

Advertising: Staples expenses the production costs of advertising the first time the advertising takes place, except for the cost of direct-response advertising, primarily catalog production costs, which are capitalized and amortized over their expected period of future benefits (i.e., the life of the catalog). Direct catalog production costs included in prepaid and other assets totaled $23.4 million at January 31, 2009 and $35.9 million at February 2, 2008. Total advertising and marketing expense was $667.7million, $710.0 million and $660.3 million for 2008, 2007 and 2006, respectively.

Pre-opening Costs: Pre-opening costs, which consist primarily of salaries, supplies, marketing and distribution costs, are expensed as incurred.

Integration and Restructuring Costs: Integration and restructuring costs represent the costs associated with the integration of the acquired Corporate Express business with the Company's pre-existing business and the consolidation of certain operations of the Company.

Stock-Based Compensation: The Company adopted SFAS No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R") as of January 29, 2006, using the modified retrospective method.

Foreign Currency Translation: The assets and liabilities of Staples' foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments, and the net exchange gains and losses resulting from the translation of investments in Staples' foreign subsidiaries are recorded as a separate component of stockholders' equity.

NOTE A Summary of Significant Accounting Policies (Continued)

Derivative Instruments and Hedging Activities: The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments that qualify for hedge accounting are recorded in stockholders' equity as a component of accumulated other comprehensive income or as an adjustment to the carrying value of the hedged item. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings.

Accounting for Income Taxes: In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods, and new disclosure requirements.

The Company adopted FIN 48 as of February 4, 2007, the first day of the 2007 fiscal year. The adoption of FIN 48 did not result in any material adjustments to the Company's reserves for uncertain tax positions. At January 31, 2009, the Company had $217.0 million of gross unrecognized tax benefits, $84.1 million of which, if recognized would affect the Company's tax rate. At February 2, 2008, the Company had $87.7 million of gross unrecognized tax benefits, $66.1 million of which, if recognized would affect the Company's tax rate. At the beginning of fiscal 2007, the Company had $81.8 million of gross unrecognized tax benefits, $65.9 million of which, if recognized, would affect the Company's tax rate. The increase in unrecognized tax benefits at January 31, 2009 is primarily due to the acquisition of Corporate Express. The Company does not reasonably expect any material changes to the estimated amount of liability associated with its uncertain tax positions through fiscal 2009. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008	2007
Balance at beginning of fiscal year	$ 87,688	$ 81,848
Additions for tax positions related to the current year	24,859	22,460
Additions for acquired business	107,699	—
Additions for tax positions of prior years	6,343	8,932
Reductions for tax positions of prior years	(7,597)	(18,430)
Settlements	(2,031)	(7,122)
Balance at end of fiscal year	$216,961	$ 87,688

Staples is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2005 and all material state, local and foreign income tax matters for years through 2000.

Staples' continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had $17.6 million and $11.1 million accrued for interest and penalties as of January 31, 2009 and February 2, 2008, respectively.

New Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement), then priority to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 measurement), then the lowest priority to unobservable inputs (Level 3 measurement). In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective date of FASB Statement No. 157", which delayed for one year the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective February 3, 2008, the Company adopted SFAS No. 157 for its financial assets. The adoption had no impact on the Company's financial condition, results of operations or cash flows. The

NOTE A Summary of Significant Accounting Policies (Continued)

Company does not anticipate that the adoption of SFAS No. 157 for non-financial assets and liabilities will have a material impact on its financial condition, results of operations or cash flows.

The following table shows assets and liabilities as of January 31, 2009, that are measured at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets or Liabilities Level 1	Significant Other Observable Inputs Level 2	Unobservable Inputs Level 3
Derivative assets	—	$67,425	—
Derivative liabilities	—	(3,550)	—

In September 2006, the FASB issued SFAS No. 158, "Employers: Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement Nos. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires deferred pension gains and losses to be reflected in accumulated other comprehensive income and requires that the valuation date of plan accounts be changed to the end of the company's fiscal year, with that change required to be implemented for fiscal years ending after December 15, 2008. The Company adopted the provisions of SFAS No. 158 in 2008 as a result of the assumption of pension plans in connection with its acquisition of Corporate Express. This adoption had no impact on the Company's financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value at specific election dates. The Company did not elect to adopt the fair value option provided under SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations", but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) expands on the disclosures previously required by SFAS No. 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS No. 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS No. 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. The Company adopted this statement as of February 1, 2009. The Company does not expect SFAS No. 141(R) to have a material impact on the Company's income tax expense related to adjustments for changes in valuation allowances and tax reserves for prior business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of the company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS No. 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. SFAS No. 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS No. 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. As SFAS No. 160 will only impact the Company's presentation of minority interests on the balance sheet, the adoption of SFAS No. 160 will have no material impact on its financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 enhances disclosures for derivative instruments and hedging activities, including: (i) the manner in which a company uses derivative instruments; (ii) the manner in which derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and (iii) the effect of derivative instruments and related hedged items on a company's financial position. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within

NOTE A Summary of Significant Accounting Policies (Continued)

those fiscal years. The Company adopted this statement as of February 1, 2009. As SFAS No. 161 relates specifically to disclosures, this standard will have no impact on the Company's financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company adopted this statement as of February 1, 2009. The adoption of FSP No. 142-3 is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission ("SEC") of the Public Company Accounting Oversight Board's amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect SFAS No. 162 to have a material impact on its financial condition, results of operations or cash flows.

In December 2008, the FASB issued FASB Staff Position FSP 132(R)-1, "Employers Disclosures about Postretirement Benefit Plan Assets," which provides additional guidance on an employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company will adopt this interpretation as of January 31, 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of the Company's defined benefit pension plans.

Reclassifications: Certain previously reported amounts have been reclassified to conform with the current period presentation.

NOTE B Business Combinations

In July 2008, Staples acquired Corporate Express N.V. ("Corporate Express"), a Dutch office products distributor with operations in North America, Europe and Australia, through a tender offer for all of its outstanding capital stock. The acquisition of Corporate Express establishes Staples' contract business in Europe and Canada and increases Staples' contract business in the United States. The acquisition also extends Staples geographic reach to Australia and New Zealand, through a 59% ownership interest in Corporate Express Australia Limited, a public company traded on the Australian Stock Exchange. As a result of the acquisition, Staples added operations in five countries. The Company currently has operations in 27 countries.

The aggregate cash purchase price of 2.8 billion Euros (approximately $4.4 billion, net of cash acquired) for the capital stock of Corporate Express and for the repayment of most of Corporate Express' debt was funded primarily with the sale of notes under the Commercial Paper Program, which was backstopped by the 2008 Agreement, and additional funds from the 2008 Term Credit Facility, which was fully repaid in November 2008, the Company's existing Revolving Credit Facility (each as described in Note E), and the Company's available cash and short-term investments.

At the time the tender offer was fully settled on July 23, 2008, Staples had acquired more than 99% of the outstanding capital stock of Corporate Express. Staples intends by the end of fiscal year 2009 to acquire the remaining capital of Corporate Express by means of a compulsory acquisition procedure in accordance with the Dutch Civil Code. In July 2008, Staples also acquired, and subsequently paid off, all of the outstanding 8.25% Senior Subordinated Notes due July 1, 2014 and all of the outstanding 7.875% Senior Subordinated Notes due March 1, 2015 of Corporate Express U.S. Finance Inc., a wholly owned subsidiary of Corporate Express.

NOTE B Business Combinations (Continued)

The operating results of Corporate Express have been included in the consolidated financial statements since July 2, 2008, the date Staples declared the terms of the tender offer unconditional. The Corporate Express results are reported in Staples' North American Delivery and International Operations for segment reporting.

The acquisition is being accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations." Accordingly, the purchase price has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill.

The purchase price allocation, including an independent appraisal for certain tangible and intangible assets, has been prepared on a preliminary basis based on the information that was available to management at the time the Consolidated Financial Statements were prepared, and revisions to the preliminary purchase price allocation are expected as additional information becomes available.

The Company has not finalized its integration and restructuring plans for Corporate Express, including severance, facility closures, systems consolidation and tax elections, the results of which will impact the final purchase price allocation. This may also include asset impairments related to Staples' historical operations as its corporate infrastructure and related assets adapt to business changes. These amounts will be recognized in the income statement as integration and restructuring costs. In addition, certain historical tax assets may be negatively impacted by the acquisition, which could result in additional tax expense that would be recognized through an increase in the Company's effective tax rate.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date the terms of the tender offer were declared unconditional (in thousands):

	As of July 2, 2008
Current assets (excluding acquired cash)	$2,155,808
Property and equipment	373,073
Other assets	1,014,863
Goodwill	2,599,197
Intangible assets	777,560
Total assets acquired	$6,920,501
Current liabilities	$1,771,548
Long-term debt	151,826
Other long-term liabilities	615,316
Total liabilities assumed	$2,538,690
Net assets acquired, excluding cash	$4,381,811

At July 2, 2008, the date the terms of the tender offer were declared unconditional, Staples allocated assets of $3.33 billion, $3.37 billion, and $283.8 million to the North American Delivery, International Operations and North American Retail segments, respectively. Included in total assets were goodwill and intangible assets totaling $3.38 billion, of which $1.63 billion, $1.47 billion and $283.8 million were allocated to the North American Delivery, International Operations and North American segments, respectively. None of the goodwill is expected to be deductible for tax purposes. Of the $777.6 million of estimated acquired intangible assets, $668.8 million was assigned to customer relationships that are being amortized over a weighted average useful life of 12.3 years and $108.8 million was assigned to tradenames, which have lives ranging from 18 months to 10 years with a weighted average useful life of 5.8 years.

NOTE B Business Combinations (Continued)

Estimated future amortization expense associated with the intangible assets acquired from Corporate Express at January 31, 2009 is as follows (in thousands):

2009	$ 77,363
2010	51,888
2011	51,888
2012	51,888
2013	51,888
Thereafter	316,876
	$601,791

For the preliminary valuation of customer relationships, the Company used the multi-period excess earnings method. This approach discounts the estimated after tax cash flows (including gross margins on revenues, operating expenses and market participant synergies, less a charge for the tradename and contributory charges) associated with the existing base of customers as of the acquisition date, factoring in expected attrition of the existing customer base. The present value of the cash flows was calculated using a discount rate of 11%.

The activity related to the Company's reserves for the periods subsequent to the acquisition date is as follows (in thousands):

	Purchase accounting adjustments offset to goodwill	Utilization	Balance January 31, 2009
Transaction costs	$38,365	$(33,578)	$ 4,787
Severance	48,621	(6,454)	42,167
Facility closures	6,881	(326)	6,555
Other	2,920	(1,785)	1,135
Total	$96,787	$(42,143)	$54,644

The following unaudited proforma summary presents information as if Corporate Express had been acquired as of February 4, 2007, the first day of the Company's 2007 fiscal year. In addition to an adjustment to amortization expense to reflect the value of intangibles recorded for this acquisition, the proforma amounts include incremental interest expense for all periods to reflect the increase in borrowings under the 2008 Agreement, the Commercial Paper Program, the 2008 Term Credit Facility, and the Revolving Credit Facility (each as defined in Note E) to finance the acquisition as if the increase had occurred at the beginning of fiscal 2007. Proforma interest expense also reflects the elimination of interest expense on Corporate Express debt that was repaid at the time of acquisition. No adjustment was made to reduce historical interest income to reflect the Company's use of available cash in this acquisition. The proforma summary also reflects the effective tax rate applicable for the combined company. The proforma amounts do not reflect any benefits from economies that might be achieved from combining the operations of the two companies.

NOTE B Business Combinations (Continued)

The proforma information presented below (in thousands, except per share data) does not necessarily reflect the actual results that would have occurred had the companies been combined during the periods presented, nor is it necessarily indicative of the future results of operations of the combined companies.

	2008	2007
Net sales	$26,458,426	$26,998,821
Net income from continuing operations(1)	734,078	931,246
Net income(1)	798,346	1,102,193
Basic earnings per share	1.14	1.56
Diluted earnings per share	1.12	1.53

(1) Fiscal 2008 results include $124,012 of costs, net of taxes, related to strategic initiatives and certain transaction costs incurred by Corporate Express prior to the transaction date.

During 2007, the Company paid an aggregate of $188.3 million to acquire all or a majority interest in certain delivery businesses headquartered in the United States and China. Additionally, in 2007, the Company made an investment in a joint venture in India. The Company recorded $181.1 million of goodwill and $20.7 million of intangible assets for all acquisitions and investments completed in 2007, of which $38.0 million of goodwill is expected to be deductible for tax purposes. The $20.7 million recorded for intangible assets was assigned to trade names and customer related intangible assets that will be amortized over a weighted average life of 8.1 years.

NOTE C Integration and Restructuring Costs

Integration and restructuring costs are associated with the integration of the acquired Corporate Express business with the Company's pre-existing business and the consolidation of certain operations of the Company. Integration and restructuring costs were $173.5 million for 2008. Included in integration and restructuring costs for 2008 is a $123.8 million charge related to the write-down of indefinite lived intangible tradenames associated with the European catalog business. The tradename write-down was the result of the Company's decision to move toward one global brand with the acquisition of Corporate Express, eliminating over time the legacy Staples brands used in the pre-existing European catalog business. Integration and restructuring costs also include a $26.3 million charge related to the write-down of software and facilities whose use was expected to be limited as a result of the acquisition, $21.7 million of consulting and travel fees and a $1.7 million charge for employee retention.

NOTE D Accrued Expenses and Other Current Liabilities

The major components of accrued liabilities are as follows (in thousands):

	January 31, 2009	February 2, 2008
Taxes	$ 227,945	$ 233,542
Employee related	280,098	247,374
Acquisition and restructuring reserves	108,921	41,130
Advertising and marketing	104,511	79,977
Other	457,606	423,341
Total	$1,179,081	$1,025,364

NOTE E Debt and Credit Agreements

The major components of the Company's outstanding debt are as follows (in thousands):

	January 31, 2009	February 2, 2008
2008 Agreement due July 2009	—	—
Commercial Paper Program	$ 1,195,557	—
Revolving Credit Facility effective through October 2011	—	—
September 2002 Notes due October 2012	325,000	$325,000
January 2009 Notes due January 2014	1,500,000	—
Securitization Programs	224,289	—
Australian Credit Facilities	114,159	—
Capital lease obligations and other notes payable with effective interest rates from 3.5% to 5.0%	62,368	31,670
	3,421,373	356,670
Deferred gain on settlement of interest rate swap and fair value adjustments on hedged debt	20,803	9,305
Less current portion	(1,473,248)	(23,806)
Net long-term debt	$ 1,968,928	$342,169

Aggregate annual maturities of long-term debt and capital lease obligations are as follows (in thousands):

Fiscal Year:	Total
2009	$1,473,248
2010	122,235
2011	430
2012	325,430
2013	1,500,030
	$3,421,373

Future minimum lease payments under capital leases of $4.8 million, excluding $0.2 million of interest, are included in aggregate annual maturities shown above. Staples entered into no new capital lease agreements during 2008, and assumed no obligations for such agreements in connection with the acquisition of Corporate Express. Staples entered into capital lease obligations totaling $3.9 million during 2007. Staples entered into no new capital lease agreements during 2006.

Interest paid by Staples totaled $105.3 million, $42.0 million and $45.9 million for 2008, 2007 and 2006, respectively. There was no interest capitalized in 2008 or 2007. There was $0.2 million of capitalized interest in 2006.

January 2009 Notes

On January 15, 2009, Staples issued $1.5 billion aggregate principal amount of notes (the "January 2009 Notes") due January 15, 2014, with a fixed interest rate of 9.75% payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2009. The sale of the January 2009 Notes was made pursuant to the terms of an underwriting agreement (the "Underwriting Agreement"), dated January 12, 2009 with Barclays Capital Inc., Banc of America Securities LLC and HSBC Securities (USA) Inc., as representatives of the several underwriters named in the Underwriting Agreement. Staples received net proceeds, after the underwriting discount and estimated fees and expenses of $1.49 billion. Staples' obligations under the January 2009 Notes are unconditionally guaranteed on an unsecured unsubordinated basis by Staples the Office Superstore, LLC, Staples the Office Superstore East, Inc., Staples Contract & Commercial, Inc. and Staples the Office Superstore, Limited Partnership (collectively, the "Guarantor Subsidiaries").

NOTE E Debt and Credit Agreements (Continued)

Acquisition Financing

In September 2008, Barclays Bank PLC agreed to assume the obligations of Lehman Brothers Inc. and their affiliates under the Company's 2008 Agreement, the Commercial Paper Program, the 2008 Term Credit Facility and the Revolving Credit Facility, each as described below.

2008 Agreement: On April 1, 2008, Staples entered into a $3.0 billion credit agreement (the "2008 Agreement") with Lehman Commercial Paper Inc., as administrative agent, Bank of America, N.A. and HSBC Bank USA, National Association, as co-syndication agents, and Lehman Brothers Inc., as lead arranger and bookrunner, for a commitment period beginning on July 9, 2008 and continuing until 364 days thereafter, unless earlier terminated pursuant to the terms of the 2008 Agreement. The 2008 Agreement provides financing solely (1) for the Company's acquisition of all of the outstanding capital stock of Corporate Express, including related transaction fees, costs and expenses, and (2) to backstop the Company's Commercial Paper Program. Amounts borrowed under the 2008 Agreement may be borrowed, repaid and reborrowed from time to time. Originally, the aggregate principal amount of the loans outstanding could not exceed the maximum borrowing amount of $3.0 billion.

On December 29, 2008, Staples voluntarily terminated $250 million of its borrowing ability under the 2008 Agreement which reduced the total commitment from $3.0 billion to $2.75 billion. On January 15, 2009, Staples further reduced the total commitment amount under the 2008 Agreement from $2.75 billion to $1.26 billion. The reduction was made pursuant to the mandatory commitment reduction provisions triggered by the receipt of proceeds from the offering of the January 2009 Notes described above.

Borrowings made pursuant to the 2008 Agreement will bear interest at either (a) the base rate (the higher of the prime rate, as defined in the 2008 Agreement, or the federal funds rate plus 0.50%) plus an "applicable margin," defined as a percentage spread based on Staples' credit rating or (b) the Eurocurrency rate plus a different "applicable margin," also defined as a percentage spread based on Staples' credit rating. The applicable margin for each base rate loan and Eurocurrency rate loan increases periodically, as set forth in the 2008 Agreement. The payments under the 2008 Agreement are guaranteed by the Guarantor Subsidiaries. Under the 2008 Agreement, Staples agrees to pay a commitment fee, payable quarterly, at rates that range from 0.080% to 0.175% based on Staples' credit rating. The 2008 Agreement also contains financial covenants that require Staples to maintain a minimum fixed charge coverage ratio of 1.5:1.0 and a maximum adjusted funded debt to total capitalization ratio of 0.75:1.0. The Company is within compliance on both financial covenants. The 2008 Agreement also contains affirmative and negative covenants that are consistent with those contained in Staples' 2008 Term Credit Facility and Revolving Credit Facility (each as defined below). The 2008 Agreement contains certain customary events of default with corresponding grace periods. On July 1, 2008, Staples entered into the first amendment to the 2008 Agreement. The amendment was entered into to provide that certain events, including the establishment of the 2008 Term Credit Facility (as described below) and maintaining certain obligations of Corporate Express after the acquisition, will not reduce the maximum commitment available under the 2008 Agreement. On September 12, 2008, Staples entered into the second amendment to the 2008 Agreement. The amendment provides Staples with the flexibility, within ten business days of the receipt of proceeds from other indebtedness, to use such proceeds to repay the Commercial Paper Program (as described below).

As of January 31, 2009, no borrowings were outstanding under the 2008 Agreement, but $470.4 million of commercial paper was issued, reducing the available credit under this agreement to $790.7 million.

Commercial Paper Program: On June 9, 2008, Staples established a commercial paper program (the "Commercial Paper Program") on a private placement basis under which the Company may issue unsecured commercial paper notes (the "Notes") up to a maximum aggregate principal amount outstanding at any time of $3.0 billion. On January 15, 2009, as described above, in connection with the issuance of the January 2009 Notes, Staples Commercial Paper Program availability was reduced from $3.0 billion to $2.0 billion.

The 2008 Agreement and the Revolving Credit Facility serve as backstops to the Commercial Paper Program. Under the Commercial Paper Program, Staples may issue Notes from time to time, and the proceeds of the Notes will be used for general corporate purposes, including working capital, capital expenditures, acquisitions and share repurchases. Maturities of the Notes vary but may not exceed 397 days from the date of issue. The Notes bear such interest rates, if

NOTE E Debt and Credit Agreements (Continued)

interest bearing, or will be sold at such discount from their face amounts, as agreed upon from time to time by the dealers under the Commercial Paper Program and Staples. The payments under the Commercial Paper Program are guaranteed by the Guarantor Subsidiaries. The Commercial Paper Program contains customary events of default with corresponding grace periods.

As of January 31, 2009, $1.2 billion of Notes were outstanding under the Commercial Paper Program. The Notes have a weighted average remaining maturity of 16 days with a weighted average interest rate of 4.0%. Of the total Notes outstanding, $729.5 million were backstopped by the Revolving Credit Facility and $470.4 million were backstopped by the 2008 Agreement.

2008 Term Credit Facility: On July 1, 2008, Staples entered into a $400.0 million credit facility (the "2008 Term Credit Facility") with Lehman Commercial Paper Inc., as administrative agent, Bank of America, N.A. and HSBC Bank USA, National Association, as co-syndication agents, and Lehman Brothers Inc., Banc of America Securities LLC and HSBC Securities (USA) Inc., as joint lead arrangers and joint bookrunners. On November 26, 2008, the Company repaid the entire remaining balance due and terminated this agreement. No further credit is available under this facility.

Other Financing Agreements

Revolving Credit Facility: On October 13, 2006, Staples entered into an Amended and Restated Revolving Credit Agreement (the "Revolving Credit Facility") with Bank of America, N.A and other lending institutions. The Revolving Credit Facility amended and restated the Revolving Credit Agreement dated as of December 14, 2004, which provided for a maximum borrowing of $750.0 million and was due to expire in December 2009.

The Revolving Credit Facility provides for a maximum borrowing of $750.0 million which, upon approval of the lenders, Staples may increase to $1.0 billion, and expires on October 13, 2011. Borrowings made pursuant to the Revolving Credit Facility may be syndicated loans, competitive bid loans, or swing line loans, the combined sum of which may not exceed the maximum borrowing amount. Amounts borrowed under the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until October 13, 2011. The borrowings under this Revolving Credit Facility are guaranteed by the Guarantor Subsidiaries.

Borrowings made pursuant to the Revolving Credit Facility as syndicated loans will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate, described in the Revolving Credit Facility as the higher of the annual rate of the lead bank's prime rate or the federal funds rate plus 0.50%, or (b) the Eurocurrency rate (a publicly published rate) plus a percentage spread based on Staples' credit rating and fixed charge coverage ratio. Borrowings made as competitive bid loans bear the competitive bid rate as specified in the applicable competitive bid. Swing line loans bear interest that is the lesser of the base rate or the swing line rate as quoted by the administrative agent under the terms of the Revolving Credit Facility. Under the Revolving Credit Facility, Staples agrees to pay a facility fee, payable quarterly, at rates that range from 0.060% to 0.125% depending on the Company's credit rating and fixed charge coverage ratio, and when applicable, a utilization fee.

On May 5, 2008, Staples entered into the first amendment (the "Amendment") to the Revolving Credit Facility. The Amendment was entered into in connection with the acquisition of Corporate Express and provided certain post-acquisition cure periods to allow Staples to cure defaults that could arise (i) as a result of change in control provisions contained in Corporate Express' outstanding debt obligations and (ii) under Corporate Express' and Staples' outstanding debt obligations as a result of events or circumstances, such as litigation, liens or defaults, affecting Corporate Express. The Amendment did not alter the amount that may be borrowed under, or the terms of, the Revolving Credit Facility and confirmed Staples' obligations to the lenders and administrative agent who are parties thereto. At January 31, 2009, no borrowings were outstanding under the Revolving Credit Facility, $20.5 million of open letters of credit were outstanding and $729.5 million of backstopped commercial paper was issued, reducing the available credit under the Revolving Credit Facility from $750.0 million to $0.

September 2002 Notes: On September 30, 2002, Staples issued $325.0 million principal amount of notes due October 1, 2012 (the "September 2002 Notes"), with a fixed interest rate of 7.375% payable semi-annually on April 1 and

NOTE E Debt and Credit Agreements (Continued)

October 1 of each year commencing on April 1, 2003. Staples has entered into an interest rate swap agreement to turn the September 2002 Notes into variable rate obligations (see Note F).

August 1997 Notes: On August 12, 1997, Staples issued $200.0 million principal amount of notes (the "August 1997 Notes"), with a fixed interest rate of 7.125% payable semi-annually on February 15 and August 15 of each year. Staples entered into interest rate swap agreements to turn the August 1997 Notes into variable rate obligations (see Note F). The August 1997 Notes were due in August 2007. On August 15, 2007, the Company repaid the $200.0 million August 1997 Notes and paid $83.3 million to settle foreign currency swaps that matured on that date.

Securitization Programs: In connection with the acquisition of Corporate Express, the Company assumed the obligations under Corporate Express' U.S. Securitization Program and European Securitization Program (collectively the "Securitization Programs"). As of January 31, 2009, the Company was able to borrow a maximum of $200.0 million and EUR $75.0 million (approximately $98.2 million based on exchange rates on that date) under the Securitization Programs. As of January 31, 2009, the utilized balance under the U.S. Securitization Program was $180.4 million and the utilized balance under the European Securitization Program was EUR 33.5 million (approximately $43.9 million). Borrowings outstanding under the Securitization Programs are included as a component of current liabilities in the Company's consolidated balance sheet, while the accounts receivable securing these obligations are included as a component of net receivables. On March 3, 2009, the Company terminated and repaid all outstanding balances under the Securitization Programs.

Australian Credit Facilities: Corporate Express Australia Limited and its subsidiaries, which are approximately 59% owned by Corporate Express, are parties to credit facilities under which approximately $114.2 million are outstanding.

Staples had $144.9 million available under other various lines of credit, which had an outstanding balance of $0.8 million at January 31, 2009, with no letters of credit issued under the facilities.

There were no instances of default during 2008 under any of the Company's debt agreements.

Deferred Financing Fees

In connection with entering into the January 2009 Notes, the 2008 Agreement and the 2008 Term Credit Facility, the Company incurred financing fees of $26.0 million, which are being amortized over the terms of the related debt instruments. Amortization of the financing fees are classified as interest expense. Deferred financing fees amortized to interest expense relating to these agreements for 2008 was $13.5 million. Unamortized financing fees of $1.6 million at January 31, 2009 were included in prepaid expenses and other current assets and unamortized fees of $10.9 million were included in other assets.

NOTE F Derivative Instruments and Hedging Activities

Staples uses interest rate swaps to turn certain fixed rate debt into variable rate debt and certain variable rate debt into fixed rate debt and currency swaps to hedge a portion of the value of Staples' net investment in Canadian dollar denominated subsidiaries. These derivatives qualify for hedge accounting treatment as the derivatives have been highly effective in offsetting changes in fair value of the hedged items.

Interest Rate Swaps: During fiscal year 1999, Staples entered into interest rate swaps, for an aggregate notional amount of $200.0 million, to turn Staples' fixed rate of the August 1997 Notes into a variable rate obligation. On October 23, 2001, Staples terminated these interest rate swaps which were originally scheduled to terminate on August 15, 2007. Upon termination of the swaps, Staples realized a gain of $18.0 million, which was amortized over the remaining term of the underlying hedged debt instrument, as an adjustment to interest expense. Simultaneous with the termination of these interest rate swaps, Staples entered into another $200.0 million of interest rate swaps whereby Staples was entitled to receive semi-annual interest payments at a fixed rate of 7.125% and was obligated to make semi-annual interest payments at a floating rate based on the LIBOR. These swap agreements were designated as fair value hedges of the August 1997 Notes and terminated on August 15, 2007. Upon the termination of these swap agreements, Staples settled accrued interest in the amount of $0.1 million, which was included in interest expense.

NOTE F Derivative Instruments and Hedging Activities (Continued)

On January 8, 2003, Staples entered into an interest rate swap, for an aggregate notional amount of $325.0 million, designed to convert Staples' September 2002 Notes into a variable rate obligation. The swap agreement, scheduled to terminate on October 1, 2012, is designated as a fair value hedge of the September 2002 Notes. Under the interest rate swap agreement, Staples is entitled to receive semi-annual interest payments at a fixed rate of 7.375% and is required to make semi-annual interest payments at a floating rate equal to the 6 month LIBOR plus 3.088%. The interest rate swap agreement is being accounted for as a fair value hedge and the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense over the life of the agreements. At January 31, 2009, the interest rate swap agreement had a fair value gain of $20.8 million, which was included in other assets. No amounts were included in the consolidated statement of income in 2008, 2007 or 2006 related to ineffectiveness associated with this fair value hedge.

In connection with Staples' acquisition of Corporate Express, the Company assumed interest rate swaps, for a notional amount of AUD $103.0 million (approximately $67.9 million, based on foreign exchange rates at January 31, 2009), designed to convert Corporate Express' variable rate credit facilities into fixed rate obligations. The swap agreements are scheduled to terminate in four stages: AUD $30 million in July 2009, AUD $8 million in January 2010, AUD $40 million in July 2010 and AUD $25 million in July 2011. The agreements are designated as a cash flow hedge. Under the terms of the agreements, the Company is required to make monthly interest payments at a weighted average interest rate of 6.8% and is entitled to receive monthly interest payments at a floating rate equal to the average bid rate for borrowings having a term closest to the relevant period displayed on the appropriate page of the Reuters screen (BBSY). The interest rate swaps are being accounted for as a cash flow hedge and the differential to be paid or received on the interest rate swap agreements is accrued and recognized as an adjustment to interest expense over the life of the agreements. At January 31, 2009, the interest rate swap agreement had a fair value loss of AUD $5.4 million (approximately $3.5 million), which was included in stockholders' equity as a component of accumulated other comprehensive income. No amounts were included in the consolidated statement of income in 2008, 2007 or 2006 related to ineffectiveness associated with this cash flow hedge.

Foreign Currency Swaps: During fiscal year 2000, Staples entered into a currency swap, for an aggregate notional amount of $200.0 million. Staples, upon maturity of the agreement, was entitled to receive $200.0 million and was obligated to pay 298 million in Canadian dollars. On November 16, 2006, Staples entered into a currency swap, for an aggregate notional amount of $7.5 million. Staples, upon maturity of the agreement, was entitled to receive $7.5 million and was obligated to pay 8.6 million in Canadian dollars. Staples was also entitled to receive quarterly interest payments on $7.5 million at a fixed rate of 5.3725% and was obligated to make quarterly interest payments on 8.6 million Canadian dollars at a fixed rate of 4.315%. During 2007, Staples entered into currency swaps, for an aggregate notional amount of $17.5 million. Staples, upon maturity of the agreements, was entitled to receive $17.5 million and was obligated to pay 20.1 million in Canadian dollars. Staples was also entitled to receive quarterly interest payments on $17.5 million and was obligated to make quarterly interest payments on 20.1 million Canadian dollars. On August 15, 2007, Staples paid $83.3 million to settle all of these foreign currency swaps. These swaps were designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries and the loss was recorded as a cumulative translation adjustment in stockholders' equity.

On August 15, 2007, the Company entered into a $300.0 million foreign currency swap that has been designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries. Staples, upon maturity of the agreement in October 2012, will be entitled to receive $300.0 million and will be obligated to pay 316.2 million in Canadian dollars. Staples will also be entitled to receive quarterly interest payments on $300.0 million at a fixed rate of 5.28% and will be obligated to make quarterly interest payments on 316.2 million Canadian dollars at a fixed rate of 5.17%. At January 31, 2009, the currency swap had an aggregate fair value gain of $46.6 million, which was included in other assets. No amounts were included in the consolidated statement of income in 2008, 2007 or 2006 related to ineffectiveness associated with this net investment hedge.

During 2008, 2007 and 2006, foreign currency gains, net of taxes of $32.9 million, $24.6 million and $5.6 million, respectively, were recorded in accumulated other comprehensive income.

NOTE G Commitments and Contingencies

Staples leases certain retail and support facilities under long-term non-cancelable lease agreements. Most lease agreements contain renewal options and rent escalation clauses and, in some cases, allow termination within a certain number of years with notice and a fixed payment. Certain agreements provide for contingent rental payments based on sales.

Other long-term obligations at January 31, 2009 include $135.0 million relating to future rent escalation clauses and lease incentives under certain existing store operating lease arrangements. These rent obligations are recognized on a straight-line basis over the respective terms of the leases. Future minimum lease commitments due for retail and support facilities (including lease commitments for 74 retail stores not yet opened at January 31, 2009) and equipment leases under non-cancelable operating leases are as follows (in thousands):

Fiscal Year:	Total
2009	$ 851,412
2010	803,071
2011	731,808
2012	645,215
2013	556,031
Thereafter	2,132,053
	$5,719,590

Future minimum lease commitments do not include $47.6 million of minimum rentals due under non-cancelable subleases.

Rent expense was approximately $744.6 million, $646.2 million and $612.8 million for 2008, 2007 and 2006, respectively.

As of January 31, 2009, Staples had purchase obligations of $545.8 million. Many of the Company's purchase commitments may be canceled by the Company without advance notice or payment, and the Company has excluded such commitments, along with intercompany commitments from the following schedule. Contracts that may be terminated by the Company without cause or penalty, but that require advance notice for termination are valued on the basis of an estimate of what the Company would owe under the contract upon providing notice of termination. Such purchase obligations will arise as follows (in thousands):

Fiscal Year:	Total
2009	$419,952
2010 through 2011	57,781
2012 through 2013	27,893
Thereafter	40,164
	$545,790

Letters of credit are issued by Staples during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of January 31, 2009, Staples had open standby letters of credit totaling $60.0 million and open trade letters of credit totaling $120.3 million.

Various class action lawsuits were brought against the Company for alleged violations of what is known as California's "wage and hour" law. The plaintiffs alleged that the Company improperly classified store managers as exempt under the California wage and hour law, making such managers ineligible for overtime wages. In December 2006, the Company settled one class action lawsuit relating to the misclassification of store general managers for $3.9 million. In November 2007, the Company settled the remaining class action lawsuit relating to the misclassification of assistant store managers, recording a charge of $38.0 million, including interest and class counsel's attorney's fees. These charges are included in selling, general and administrative expenses.

NOTE G Commitments and Contingencies (Continued)

The Company is the subject of several class action lawsuits filed in various states, where the plaintiffs allege the Company failed to comply with federal and state overtime laws and that it failed to pay them overtime. The Company intends to vigorously defend the cases. The complaints generally seek unspecified monetary damages. At this time, the Company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits.

In 1991, Corporate Express acquired a French company, Agena S.A. Corporate Express issued arbitration proceedings against the sellers of the Company for misrepresentation of the financial position of the company in the acquisition balance sheet. Corporate Express was awarded EUR 79 million for this claim in 2003. In connection with the Agena acquisition, Corporate Express also initiated legal proceedings against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who certified the acquisition balance sheet. The claim itself and the amount of damages are being judged in proceedings before the Commercial Court. These proceedings are expected to continue throughout 2009. Corporate Express is claiming damages totaling EUR 134 million plus interest and fees. No amounts have been accrued in the financial statements for this claim, as its outcome is currently uncertain.

In addition, the Company is involved from time to time in litigation arising from the operation of its business that is considered routine and incidental to its business; however, the Company does not expect the results of any of these actions to have a material adverse effect on its business, results of operations, or financial condition.

NOTE H Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate tax effect of the significant components of Staples' deferred tax assets and liabilities are as follows (in thousands):

	January 31, 2009	February 2, 2008
Deferred tax assets:		
Deferred rent	$ 52,604	$ 45,790
Foreign tax credit carryforwards	136,747	71,016
Net operating loss carryforwards	547,732	88,091
Capital loss carryforwards	22,505	8,803
Employee benefits	110,565	106,030
Merger related charges	72,983	8,955
Inventory	46,962	38,220
Unrealized loss on hedge instruments	—	4,237
Deferred revenue	30,333	25,332
Depreciation	40,946	47,236
Other—net	80,456	57,529
Total deferred tax assets	1,141,833	501,239
Total valuation allowance	(539,592)	(97,290)
Net deferred tax assets	$ 602,241	$403,949
Deferred tax liabilities:		
Intangibles	$ (268,101)	$ (90,071)
Unrealized gain on hedge instruments	(19,581)	—
Other—net	(1,994)	(807)
Total deferred tax liabilities	(289,676)	(90,878)
Net deferred tax assets	$ 312,565	$313,071

The deferred tax asset from tax loss carryforwards of $547.7 million represents approximately $2.16 billion of net operating loss carryforwards, $1.20 billion of which are subject to expiration beginning in 2009. The remainder has an indefinite carryforward period. The valuation allowance increased by $442.3 million during 2008, due primarily to the

NOTE H Income Taxes (Continued)

uncertainty of benefiting deferred tax assets associated with net operating losses and capital allowances resulting from the acquisition of Corporate Express.

For financial reporting purposes, income before income taxes includes the following components (in thousands):

	2008	2007	2006
Pretax income:			
United States	$ 923,398	$1,100,064	$1,173,804
Foreign	319,686	454,418	297,524
	$1,243,084	$1,554,482	$1,471,328

The provision for income taxes consists of the following (in thousands):

	2008	2007	2006
Current tax expense:			
Federal	$307,034	$431,006	$ 516,520
State	28,226	44,567	22,638
Foreign	60,233	100,635	86,870
Deferred tax (benefit) expense:			
Federal	15,181	(31,504)	(101,984)
State	2,002	(1,178)	(11,996)
Foreign	16,187	16,088	(14,076)
Total income tax expense	$428,863	$559,614	$ 497,972

A reconciliation of the federal statutory tax rate to Staples' effective tax rate on historical net income is as follows:

	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
State effective rate, net of federal benefit	2.5	2.9	1.9
Effect of foreign taxes	(2.9)	(2.7)	(1.2)
Tax credits	(0.4)	(0.2)	(0.6)
Resolution of tax matters	0.0	0.0	(2.2)
Other	0.3	1.0	0.9
Effective tax rate	34.5%	36.0%	33.8%

The effective tax rate in any year is impacted by the geographic mix of earnings.

The tax impact of the unrealized gain or loss on instruments designated as hedges of net investments in foreign subsidiaries is reported in accumulated other comprehensive income in stockholders' equity.

The Company operates in multiple jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years. In the Company's opinion, an adequate provision for income taxes has been made for all years subject to audit.

Income tax payments were $470.4 million, $479.5 million and $595.7 million during 2008, 2007 and 2006, respectively.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $1.24 billion, net of the minority interest, because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

NOTE I Equity Based Employee Benefit Plans

In connection with certain equity based employee benefit plans, Staples included approximately $180.7 million, $173.3 million and $168.7 million in compensation expense for 2008, 2007 and 2006, respectively. As of January 31, 2009, Staples had $244.6 million of nonqualified stock options and Restricted Shares to be expensed over the period through January 2013.

During the third quarter of 2006, the Company and the Audit Committee of the Company's Board of Directors, assisted by outside counsel, conducted a review of its historical stock option granting practices during the period from 1997 to 2006. Based on the results of the review, the Company recorded a $10.8 million expense ($8.6 million, net of taxes) during the third quarter of 2006 to reflect the cumulative impact of accounting errors due to the use of incorrect measurement dates, without restating any historical financial statements. The amount of this correction in any single year would have been no more than 0.6% of operating income for that year. This charge increased cost of goods sold and occupancy costs by $0.3 million, selling, general and administrative expenses by $10.5 million and reduced income tax expense by $2.2 million, resulting in an $8.6 million reduction in net income for 2006. The Company has concluded that the use of incorrect measurement dates was not the result of intentional wrongdoing and has taken steps to improve the controls over its option granting processes.

Employee Stock Purchase Plans

The Amended and Restated 1998 Employee Stock Purchase Plan authorizes a total of up to approximately 15.8 million shares of common stock to be sold to participating employees and the Amended and Restated International Employee Stock Purchase Plan authorizes a total of up to approximately 1.3 million shares of common stock to be sold to participating employees of non-U.S. subsidiaries of the Company. Under both plans, participating employees may purchase shares of common stock at 85% of its fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's annual base compensation.

Stock Award Plans

The Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan") was implemented in July 2004 and replaced the amended and restated 1992 Equity Incentive Plan (the "1992 Plan") and the amended and restated 1990 Director Stock Option Plan (the "1990 Plan"). Unexercised options under both the 1992 Plan and the 1990 Plan remain outstanding. Under the 2004 Plan, Staples may issue up to 77.4 million shares of common stock to management and employees using various forms of awards, including nonqualified options and restricted stock and restricted stock units (collectively, "Restricted Shares") to associates, subject to certain restrictions. Except as disclosed above, options outstanding under these plans have an exercise price equal to the fair market value of the common stock on the date of grant. Options outstanding are exercisable at various percentages of the total shares subject to the option starting one year after the grant. All options expire ten years after the grant date, subject to earlier termination in the event of employment termination.

Stock Options

Information with respect to stock options granted under the above plans is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
Outstanding at February 2, 2008	51,374,926	$17.90	
Granted	5,607,922	23.90	
Exercised	(8,235,259)	15.89	
Canceled	(1,498,848)	21.41	
Outstanding at January 31, 2009	47,248,741	$18.86	$(137,740)
Exercisable at January 31, 2009	33,200,787	$16.87	$ (30,995)

NOTE I Equity Based Employee Benefit Plans (Continued)

The weighted-average fair values of options and employee stock purchase plan shares granted during 2008, 2007 and 2006 were $6.16, $6.92 and $7.12, respectively.

The following table summarizes information concerning currently outstanding and exercisable options for common stock:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 9.00	361,666	1.49	$ 7.23	361,666	$ 7.23
$ 9.001 - $10.00	3,300,097	2.13	9.76	3,300,097	9.76
$10.001 - $11.00	3,699,010	3.03	10.52	3,699,010	10.52
$11.001 - $13.00	5,463,726	4.02	12.49	5,463,726	12.49
$13.001 - $14.00	845,783	3.17	13.33	845,783	13.33
$14.001 - $19.00	990,289	5.30	17.38	742,701	17.27
$19.001 - $20.00	7,088,592	5.24	19.15	7,076,410	19.15
$20.001 - $21.00	1,944,670	1.98	20.70	1,871,191	20.70
$21.001 - $22.00	9,257,962	6.45	21.32	6,388,698	21.32
$22.001 - $25.00	14,129,186	8.44	24.26	3,387,611	24.22
$25.001 - $28.00	167,760	7.95	26.64	63,894	26.77
$ 0.00 - $28.00	47,248,741	5.71	$18.86	33,200,787	$16.87

The number of exercisable shares was 33.2 million at January 31, 2009, 34.0 million at February 2, 2008 and 35.2 million at February 3, 2007.

For options granted prior to May 1, 2005, the fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model. For stock options granted on or after May 1, 2005, the fair value of each award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, in addition, the binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

The fair value of options granted in each year was estimated at the date of grant using the following weighted average assumptions:

	2008	2007	2006
Risk free interest rate	3.2%	4.7%	5.0%
Expected dividend yield	1.0%	0.9%	0.8%
Expected stock volatility	30%	29%	31%
Expected life of options	5.3 years	5.3 years	5.1 years

The expected stock volatility factor was calculated using an average of historical and implied volatility measures to reflect the different periods in the Company's history that would impact the value of the stock options granted to employees. The fair value of stock options is expensed over the applicable vesting period using the straight line method.

NOTE I Equity Based Employee Benefit Plans (Continued)

Restricted Stock and Restricted Stock Units ("Restricted Shares")

In 2003, the Company began granting Restricted Shares in lieu of special grants of stock options. Beginning in fiscal 2006, the Company began issuing Restricted Shares to employees and directors as part of its regular equity compensation program. All shares underlying awards of Restricted Shares are restricted in that they are not transferable (i.e., they may not be sold) until they vest. Subject to limited exceptions, if the employees who received the Restricted Shares leave Staples prior to the vesting date for any reason, the Restricted Shares will be forfeited and returned to Staples. The following table summarizes the Company's grants of Restricted Shares in 2008:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at February 2, 2008	9,857,269	$24.61
Granted	6,240,370	23.90
Released	(2,707,035)	24.25
Canceled	(999,662)	24.43
Outstanding at January 31, 2009	12,390,942	$24.34

Prior to fiscal year 2006, Staples issued performance accelerated restricted stock ("PARS") to employees of Staples. The shares were restricted in that they were not transferable (i.e., they may not be sold) by the employee until they vested, generally after the end of five years. Such vesting date was subject to acceleration if Staples achieved certain compound annual earnings per share growth over a certain number of interim years. No PARS were outstanding as of January 31, 2009. PARS issued in fiscal year 2005 had a weighted-average fair market value of $21.72 and vested in March 2007 as a result of Staples achieving its earnings per share growth target for the fiscal year ended February 3, 2007.

Performance Shares

In fiscal 2006, the Company began issuing performance shares. Performance shares are restricted stock awards that vest only if the Company meets minimum performance targets. For the 2008 performance share awards, the performance target was established based on cumulative three year earnings per share. For the 2007 and 2006 performance share awards, the performance targets have been established based on cumulative returns on net assets over a three year period. If, at the end of each three year period, the Company's performance falls between minimum and maximum targets, then a percentage of the performance shares from 90% up to 200%, will vest. If the Company does not achieve the minimum performance target, none of the performance share awards will vest. The 2006 performance shares did not vest as the minimum performance target was not met.

The fair value of performance shares is based upon the market price of the underlying common stock as of the date of grant. As of January 31, 2009, Staples had 762,954 performance shares outstanding, which were issued during 2008 and 2007. The shares have a weighted-average fair market value of $23.68.

Employees' 401(k) Savings Plan

Staples' Employees' 401(k) Savings Plan (the "401(k) Plan") is available to all United States based employees of Staples who meet minimum age and length of service requirements. Company contributions are based upon a matching formula applied to employee contributions that are made in the form of Company common stock and vest ratably over a five year period. Beginning in 2009, such contributions will be made in cash rather than in Company common stock. The Supplemental Executive Retirement Plan (the "SERP Plan"), which is similar in many respects to the 401(k) Plan, is available to certain Company executives and other highly compensated employees, whose contributions to the 401(k) Plan are limited, and allows such individuals to supplement their contributions to the 401(k) Plan by making pre-tax contributions to the SERP Plan. Company contributions to the SERP Plan are based on a similar matching formula and vesting period; however, beginning in October 2004, such contributions were made in cash rather than in Company common stock.

NOTE I Equity Based Employee Benefit Plans (Continued)

At January 31, 2009, 57.3 million shares of common stock were reserved for issuance under Staples' 2004 Plan, 401(k) Plan and employee stock purchase plans.

NOTE J Pension Plans

In connection with the acquisition of Corporate Express in July 2008, Staples assumed the obligations under the pension plans Corporate Express sponsored. The pension plans cover most employees in Europe and certain employees in the United States. The benefits due to U.S. plan participants are frozen. A number of the defined benefit plans outside the U.S. are funded with plan assets that have been segregated in trusts. Contributions are made to these trusts, as necessary, to meet legal and other requirements. Prior to the acquisition of Corporate Express, the Company sponsored no defined benefit plans.

The following table presents a summary of the total projected benefit obligation for the defined benefit plans, the fair value of plan assets and the associated funded status recorded in the Consolidated Balance Sheet at January 31, 2009 (in thousands):

	Projected Benefit Obligations	Fair Value of Plan Assets	Funded Status
Overfunded Plans			
International Plans	$(714,523)	$766,957	$ 52,434
Total Overfunded Plans	(714,523)	766,957	52,434
Underfunded Plans			
U.S. Plans	(27,895)	21,532	(6,363)
International Plans	(62,673)	33,773	(28,900)
Total Underfunded Plans	$ (90,568)	$ 55,305	$(35,263)

The following table presents a summary of the total net periodic cost recorded in the Consolidated Statement of Income, subsequent to the acquisition in 2008 related to each of the plans (in thousands):

	U.S. Plans	International Plans	Total
Service cost	$ —	$ 6,259	$ 6,259
Interest cost	849	27,063	27,912
Expected return on plan assets	(1,029)	(44,083)	(45,112)
Net periodic pension income	$ (180)	$(10,761)	$(10,941)

The following table presents the changes in benefit obligations and plan assets for each of the defined benefit pension plans since the acquisition in 2008 (in thousands):

	U.S. Plans	International Plans	Total
Change in benefit obligation:			
Benefit obligation at acquisition date	$27,734	$ 949,173	$ 976,907
Service cost	—	6,259	6,259
Interest cost	849	27,063	27,912
Plan participants' contributions	—	275	275
Actuarial (gains) losses	(18)	(5,115)	(5,133)
Benefits paid	(670)	(31,790)	(32,460)
Currency translation adjustments	—	(168,669)	(168,669)
Projected benefit obligation at January 31, 2009	$27,895	$ 777,196	$ 805,091
Accumulated benefit obligation at January 31, 2009	$28,107	$ 741,131	$ 769,238

NOTE J Pension Plans (Continued)

	U.S. Plans	International Plans	Total
Change in fair value of plan assets:			
Fair value of plan assets at acquisition date	$25,567	$1,212,911	$1,238,478
Actual return on plan assets	(3,839)	(184,886)	(188,725)
Employer's contributions	474	5,205	5,679
Plan participants' contributions	—	275	275
Benefits paid	(670)	(31,790)	(32,460)
Currency translation adjustments	—	(200,985)	(200,985)
Fair value of plan assets at January 31, 2009	$21,532	$ 800,730	$ 822,262
Funded status at January 31, 2009	$(6,363)	$ 23,534	$ 17,171

Amounts recognized in the Consolidated Balance Sheet at January 31, 2009 consist of the following (in thousands):

	U.S. Plans	International Plans	Total
Prepaid benefit cost (included in other assets)	$ —	$ 52,434	$ 52,434
Accrued benefit liability (included in other long-term obligations)	(6,363)	(28,900)	(35,263)
Accumulated other comprehensive loss	(2,637)	(181,919)	(184,556)
Net amount recognized	$(9,000)	$(158,385)	$(167,385)

Amounts recognized in accumulated other comprehensive loss that have not yet been recognized as components of net periodic pension costs at January 31, 2009 are comprised exclusively of actuarial losses.

The amount of accumulated other comprehensive loss expected to be recognized as a component of net periodic pension cost during 2009 is $9.5 million.

There were no significant amendments to any of the Company's defined benefit pension plans during the post acquisition period in 2008 that would have a material effect on the Consolidated Statement of Income for fiscal 2008.

Assumptions Used to Determine Plan Financial Information

The valuation of benefit obligations and net periodic pension cost uses participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest rates and mortality rates. The Company established these assumptions for 2008 and will evaluate these assumptions, at least annually, and make changes as necessary.

NOTE J Pension Plans (Continued)

The following table presents the assumptions used to measure the net periodic cost and the year-end benefit obligations for the defined benefit pension plans for the post acquisition period in 2008:

	U.S. Plans	International Plans
Weighted-average assumptions used to measure net periodic pension cost for the post acquisition period in 2008:		
Discount rate	6.1%	5.4%
Expected return on plan assets	7.0%	6.5%
Rate of compensation increase	—	3.2%
Weighted-average assumptions used to measure benefit obligations at January 31, 2009		
Discount rate	6.8%	5.8%
Rate of compensation increase	—	3.0%
Rate of pension increase	—	2.0%

The discount rate used is the interest rate on high quality (AA rated) corporate bonds that have a maturity approximating the term of the related obligations. In estimating the expected return on plan assets, appropriate consideration is taken into account of the historical performance for the major asset classes held, or anticipated to be held, by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

The following table shows the effect on pension obligations at January 31, 2009 of a change in discount rate and other assumptions (in thousands):

	Change in Discount Rate		
	(.25%)	No change	.25%
Change in rate of compensation increase			
(.25%)	$22,266	$ (499)	$(21,065)
No change	22,743	—	(20,536)
.25%	23,444	522	(20,177)
Change in rate of pension increase			
(.25%)	$ 3,984	$(17,110)	$(36,254)
No change	22,743	—	(20,536)
.25%	42,600	17,594	(4,304)

The Company's defined benefit pension plans' asset allocations at January 31, 2009 and target allocation for 2009, by asset category is as follows:

	U.S. Plans	International Plans	Total
Asset allocation at January 31, 2009:			
Equity securities	30%	26%	26%
Debt securities	70%	59%	60%
Real estate	—	9%	9%
Other	—	6%	5%
Total	100%	100%	100%
Target allocation for fiscal 2009:			
Equity securities	35%	31%	31%
Debt securities	65%	53%	54%
Real estate	—	10%	9%
Other	—	6%	6%
Total	100%	100%	100%

No plan assets are expected to be returned to the Company during 2009.

NOTE J Pension Plans (Continued)

The intent of the pension trust's investment policies is to maximize return on plan assets in the long-term while keeping contributions stable. In order to achieve this stability, a sufficient funding level is maintained. Investments in debt securities are primarily made when they bear a fixed rate of interest. A portion of the currency risk related to investments in equity securities, real estate and debt securities are hedged.

Expected Benefit Payments and Contributions

The following table presents the expected benefit payments to defined benefit pension plan participants for the next five years, and the aggregate for the following five years (in thousands):

	U.S. Plans	International Plans	Total
2009	$1,201	$ 47,829	$ 49,030
2010	1,329	48,703	50,032
2011	1,354	49,754	51,108
2012	1,536	50,783	52,319
2013	1,618	50,275	51,893
2014-2018	9,954	257,923	267,877

These payments have been estimated based on the same assumptions used to measure the plans' projected benefit obligation at January 31, 2009 and include benefits attributable to estimated future compensation increases.

The 2009 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (that is, underfunded plans) represent a component of other long-term obligations in the Consolidated Balance Sheet.

The following table presents, based on current assumptions, the Company's expected contributions for the next five years, and the aggregate for the following five years (in thousands):

	U.S. Plans	International Plans	Total
2009	$1,095	$ 7,082	$ 8,177
2010	1,580	7,262	8,842
2011	1,957	7,463	9,420
2012	2,301	7,514	9,815
2013	2,594	7,709	10,303
2014-2018	8,016	42,279	50,295

NOTE K Stockholders' Equity

In 2008, the Company repurchased 2.8 million shares of the Company's common stock for a total purchase price (including commissions) of $65.0 million under the Company's 2005 and 2007 share repurchase programs. In 2007, the Company repurchased 31.6 million shares of the Company's common stock for a total purchase price (including commissions) of $750.0 million under the Company's 2005 and 2007 share repurchase programs. In 2006, the Company repurchased 30.3 million shares of the Company's common stock for a total purchase price (including commissions) of $749.9 million under the 2005 repurchase program. The 2007 share repurchase program replaced the 2005 $1.5 billion share repurchase program and went into effect during the second quarter of 2007. The 2007 share repurchase program allows for the repurchase of $1.5 billion of Staples common stock and has no expiration date. Beginning in the first quarter of 2008, the Company suspended the 2007 share repurchase program as a result of the acquisition of Corporate Express. The Company has $1.01 billion authorization remaining under the 2007 share repurchase program.

NOTE L Computation of Earnings per Common Share

Earnings per share has been presented below for Staples common stock for 2008, 2007 and 2006 (amounts in thousands, except per share data):

	2008	2007	2006
Numerator:			
Net income	$805,264	$995,670	$973,677
Denominator:			
Weighted-average common shares outstanding	698,410	704,828	720,528
Effect of dilutive securities:			
Employee stock options and restricted shares	13,117	15,374	19,150
Weighted-average shares assuming dilution	711,527	720,202	739,678
Basic earnings per common share	$ 1.15	$ 1.41	$ 1.35
Diluted earnings per common share	$ 1.13	$ 1.38	$ 1.32

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. Options to purchase 33.2 million shares, 9.8 million shares and 0.1 million shares of Staples common stock were excluded from the calculation of diluted earnings per share for 2008, 2007 and 2006, respectively.

For purposes of calculating diluted earnings per common share, net income was not adjusted for the difference between Corporate Express Australia Limited reported diluted and basic earnings per share multiplied by the number of shares of Corporate Express Australia Limited held by Staples, as the impact on earnings per share is not material.

NOTE M Segment Reporting

Staples has three reportable segments: North American Delivery, North American Retail and International Operations. Staples' North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Contract (including Corporate Express), Staples Business Delivery and Quill. The North American Retail segment consists of the U.S. and Canadian business units that operate office products stores. The International Operations segment consists of business units (including Corporate Express) that operate office products stores and that sell and deliver office products and services directly to customers and businesses in 25 countries in Europe, Asia, Australia and South America.

In connection with the acquisition of Corporate Express, Staples allocated assets of $3.33 billion, $3.37 billion and $283.8 million to the North American Delivery, International Operations and North American Retail segments, respectively. Included in total assets at January 31, 2009, were goodwill and intangible assets totaling $3.38 billion, of which $1.63 billion, $1.47 billion and $283.8 million were allocated to the North American Delivery, International Operations and North American Retail segments, respectively.

Staples evaluates performance and allocates resources based on profit or loss from operations before integration and restructuring costs, stock-based compensation, interest and other expense, non-recurring items and the impact of changes in accounting principles ("business unit income"). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note A. Intersegment sales and transfers are recorded at Staples' cost; therefore, there is no intercompany profit or loss recognized on these transactions.

Staples' North American Delivery and North American Retail segments are managed separately because the way they market products is different, the classes of customers they service may be different, and the distribution methods used to deliver products to customers is different. The International Operations are considered a separate reportable segment because of the significant differences in the operating environment from the North American operations.

NOTE M Segment Reporting (Continued)

The following is a summary of significant accounts and balances by reportable segment for 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Sales:			
North American Delivery	$ 8,929,924	$ 6,614,202	$ 5,908,872
North American Retail	9,489,510	10,020,941	9,893,107
International Operations	4,664,341	2,737,539	2,358,810
Total segment sales	$23,083,775	$19,372,682	$18,160,789
Business Unit Income:			
North American Delivery	$ 802,523	$ 712,558	$ 623,908
North American Retail	769,695	949,038	957,386
International Operations	153,886	97,996	50,511
Business unit income	1,726,104	1,759,592	1,631,805
Stock-based compensation	(180,652)	(173,343)	(157,907)
Total segment income	$ 1,545,452	$ 1,586,249	$ 1,473,898
Depreciation & Amortization:			
North American Delivery	$ 155,496	$ 83,996	$ 74,027
North American Retail	259,328	248,329	210,698
International Operations	134,087	56,570	54,574
Consolidated	$ 548,911	$ 388,895	$ 339,299
Capital Expenditures:			
North American Delivery	$ 90,694	$ 106,962	$ 141,957
North American Retail	183,275	274,054	319,793
International Operations	104,360	89,361	66,725
Consolidated	$ 378,329	$ 470,377	$ 528,475

The following is a reconciliation of total segment income to income before income taxes and minority interest for 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Total segment income	$1,545,452	$1,586,249	$1,473,898
Integration and restructuring costs	(173,524)	—	—
Impact of wage and hour settlement	—	(38,000)	—
Impact of correction of prior years' stock-based compensation	—	—	(10,829)
Other (expense) income	(128,844)	6,233	8,259
Income before income taxes and minority interest	$1,243,084	$1,554,482	$1,471,328

	January 31, 2009	February 2, 2008	February 3, 2007
Assets:			
North American Delivery	$ 5,124,770	$2,521,384	$2,191,130
North American Retail	2,876,989	3,554,465	3,693,771
International Operations	5.020,434	2,973,099	2,510,596
Total	13,022,193	9,048,948	8,395,497
Elimination of net intercompany receivables	(16,215)	(12,604)	1,768
Total consolidated assets	$13,005,978	$9,036,344	$8,397,265

NOTE M Segment Reporting (Continued)

Geographic Information:

	2008	2007	2006
Sales:			
United States	$15,787,335	$14,160,733	$13,514,677
Canada	2,632,099	2,474,410	2,287,302
International	4,664,341	2,737,539	2,358,810
Consolidated	$23,083,775	$19,372,682	$18,160,789

	January 31, 2009	February 2, 2008	February 3, 2007
Long-lived Assets:			
United States	$3,633,345	$2,002,548	$1,857,093
Canada	256,640	311,723	271,660
International	2,909,659	1,874,505	1,566,443
Consolidated	$6,799,644	$4,188,776	$3,695,196

NOTE N Guarantor Subsidiaries

Under the terms of the Company's September 2002 Notes, the Revolving Credit Facility, the 2008 Agreement, the Commercial Paper Program and the January 2009 Notes, the Guarantor Subsidiaries guarantee repayment of the debt. The debt is fully and unconditionally guaranteed on an unsecured, joint and several basis by the Guarantor Subsidiaries. The term of guarantees is equivalent to the term of the related debt. The following condensed consolidating financial data is presented for the holders of this debt and illustrates the composition of Staples, Inc. (the "Parent Company"), Guarantor Subsidiaries, and non-guarantor subsidiaries as of January 31, 2009 and February 2, 2008 and for the years ended January 31, 2009, February 2, 2008 and February 3, 2007. The non-guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of Staples.

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

NOTE N Guarantor Subsidiaries (Continued)

Condensed Consolidating Balance Sheet
As of January 31, 2009
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 74,255	$ 45,083	$ 514,436	$ —	$ 633,774
Short-term investments	—	—	—	—	—
Merchandise inventories, net	—	1,148,047	1,256,163	—	2,404,210
Other current assets	94,681	718,204	1,879,312	—	2,692,197
Total current assets	168,936	1,911,334	3,649,911	—	5,730,181
Net property, equipment and other assets	754,486	1,270,406	1,470,736	—	3,495,628
Goodwill	1,346,093	390,361	2,043,715	—	3,780,169
Investment in affiliates and intercompany, net	614,693	3,298,704	3,783,962	(7,697,359)	—
Total assets	$2,884,208	$6,870,805	$10,948,324	$(7,697,359)	$13,005,978
Total current liabilities	$1,510,628	$1,046,703	$ 2,221,146	$ —	$ 4,778,477
Total long-term liabilities	1,640,609	469,365	495,096	—	2,605,070
Minority interest	—	—	58,224	—	58,224
Total stockholders' equity	(267,029)	5,354,737	8,173,858	(7,697,359)	5,564,207
Total liabilities and stockholders' equity	$2,884,208	$6,870,805	$10,948,324	$(7,697,359)	$13,005,978

Condensed Consolidating Balance Sheet
As of February 2, 2008
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 638,543	$ 42,612	$ 564,293	$ —	$1,245,448
Short-term investments	27,016	—	—	—	27,016
Merchandise inventories, net	—	1,271,978	781,185	—	2,053,163
Other current assets	38,343	632,238	559,174	—	1,229,755
Total current assets	703,902	1,946,828	1,904,652	—	4,555,382
Net property, equipment and other assets	354,949	1,326,736	1,034,349	—	2,716,034
Goodwill	296,511	154,527	1,313,890	—	1,764,928
Investment in affiliates and intercompany, net	(1,055,173)	3,069,532	3,070,975	(5,085,334)	—
Total assets	$ 300,189	$6,497,623	$7,323,866	$(5,085,334)	$9,036,344
Total current liabilities	$ 340,421	$1,150,712	$1,118,765	$ —	$2,609,898
Total long-term liabilities	128,300	472,554	97,358	—	698,212
Minority interest	—	—	10,227	—	10,227
Total stockholders' equity	(168,532)	4,874,357	6,097,516	(5,085,334)	5,718,007
Total liabilities and stockholders' equity	$ 300,189	$6,497,623	$7,323,866	$(5,085,334)	$9,036,344

NOTE N Guarantor Subsidiaries (Continued)

**Condensed Consolidating Statement of Income
For the year ended January 31, 2009
(in thousands)**

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$12,273,563	$10,810,212	$23,083,775
Cost of goods sold and occupancy costs	14,126	8,981,573	7,841,140	16,836,839
Gross profit	(14,126)	3,291,990	2,969,072	6,246,936
Operating and other expenses	74,322	2,595,654	2,333,876	5,003,852
Income before income taxes and minority interest	(88,448)	696,336	635,196	1,243,084
Income tax expense	—	309,465	119,398	428,863
Income before minority interest	(88,448)	386,871	515,798	814,221
Minority interest	—	—	8,957	8,957
Net income	$(88,448)	$ 386,871	$ 506,841	$ 805,264

**Condensed Consolidating Statement of Income
For the year ended February 2, 2008
(in thousands)**

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$12,661,177	$6,711,505	$19,372,682
Cost of goods sold and occupancy costs	10,573	9,203,539	4,607,899	13,822,011
Gross profit	(10,573)	3,457,638	2,103,606	5,550,671
Operating and other expenses	(24,894)	2,581,068	1,440,015	3.996,189
Income before income taxes and minority interest	14,321	876,570	663,591	1,554,482
Income tax expense	—	360,893	198,721	559,614
Income before minority interest	14,321	515,677	464,870	994,868
Minority interest	—	—	(802)	(802)
Net income	$ 14,321	$ 515,677	$ 465,672	$ 995,670

**Condensed Consolidating Statement of Income
For the year ended February 3, 2007
(in thousands)**

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$12,069,327	$6,091,462	$18,160,789
Cost of goods sold and occupancy costs	8,459	8,665,100	4,293,229	12,966,788
Gross profit	(8,459)	3,404,227	1,798,233	5,194,001
Operating and other expenses	344,519	2,283,044	1,095,110	3,722,673
Income before income taxes and minority interest	(352,978)	1,121,183	703,123	1,471,328
Income tax expense	—	259,428	238,544	497,972
Income before minority interest	(352,978)	861,755	464,579	973,356
Minority interest	—	—	(321)	(321)
Net income	$(352,978)	$ 861,755	$ 464,900	$ 973,677

NOTE N Guarantor Subsidiaries (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended January 31, 2009
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$(3,048,263)	$ 175,045	$ 4,559,048	$ 1,685,830
Investing activities:				
Acquisition of property and equipment	(47,017)	(174,542)	(156,770)	(378,329)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(4,381,811)	(4,381,811)
Purchase of short-term investments	(3)	—	—	(3)
Proceeds from the sale of short-term investments	27,019	—	—	27,019
Cash used in investing activities	(20,001)	(174,542)	(4,538,581)	(4,733,124)
Financing activities:				
Proceeds from borrowings and issuance of commercial paper	4,874,602	—	—	4,874,602
Payments on borrowings	(2,180,296)	—	—	(2,180,296)
Purchase of treasury stock, net	(84,961)	—	—	(84,961)
Excess tax benefits from stock-based compensation arrangements	3,783	1,968	98	5,849
Cash dividends paid	(231,465)	—	—	(231,465)
Other	122,313	—	—	122,313
Cash provided by financing activities	2,503,976	1,968	98	2,506,042
Effect of exchange rate changes on cash and cash equivalents	—	—	(70,422)	(70,422)
Net increase (decrease) in cash	(564,288)	2,471	(49,857)	(611,674)
Cash and cash equivalents at beginning of period	638,543	42,612	564,293	1,245,448
Cash and cash equivalents at end of period	$ 74,255	$ 45,083	$ 514,436	$ 633,774

NOTE N Guarantor Subsidiaries (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended February 2, 2008
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 794,537	$ 315,338	$ 251,141	$ 1,361,016
Investing activities:				
Acquisition of property and equipment	(79,192)	(257,154)	(134,031)	(470,377)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	(82,202)	(95,875)	(178,077)
Purchase of short-term investments	(4,148,716)	—	—	(4,148,716)
Proceeds from the sale of short-term investments	4,579,460	—	—	4,579,460
Cash provided by (used in) investing activities	351,552	(339,356)	(229,906)	(217,710)
Financing activities:				
Payments on borrowings	(206,515)	—	—	(206,515)
Purchase of treasury stock, net	(760,977)	—	—	(760,977)
Excess tax benefits from stock-based compensation arrangements	649	16,943	965	18,557
Cash dividends paid	(207,552)	—	—	(207,552)
Other	190,300	—	—	190,300
Cash (used in) provided by financing activities	(984,095)	16,943	965	(966,187)
Effect of exchange rate changes on cash	—	—	50,658	50,658
Net increase (decrease) in cash and cash equivalents	161,994	(7,075)	72,858	227,777
Cash and cash equivalents at beginning of period	476,549	49,687	491,435	1,017,671
Cash and cash equivalents at end of period	$ 638,543	$ 42,612	$ 564,293	$ 1,245,448

NOTE N Guarantor Subsidiaries (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended February 3, 2007
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 663,676	$ 387,110	$100,215	$ 1,151,001
Investing activities:				
Acquisition of property and equipment	(72,465)	(387,127)	(68,883)	(528,475)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	(29,654)	(2,096)	(31,750)
Purchase of short-term investments	(8,223,063)	—	—	(8,223,063)
Proceeds from the sale of short-term investments	8,358,384	—	—	8,358,384
Cash provided by (used in) investing activities	62,856	(416,781)	(70,979)	(424,904)
Financing activities:				
Payments on borrowings	(5,191)	—	—	(5,191)
Purchase of treasury stock, net	(775,822)	—	—	(775,822)
Excess tax benefits from stock-based compensation arrangements	2,958	29,968	3,143	36,069
Cash dividends paid	(160,883)	—	—	(160,883)
Other	209,251	—	—	209,251
Cash (used in) provided by financing activities	(729,687)	29,968	3,143	(696,576)
Effect of exchange rate changes on cash	—	—	10,328	10,328
Net (decrease) increase in cash and cash equivalents	(3,155)	297	42,707	39,849
Cash and cash equivalents at beginning of period	479,704	49,390	448,728	977,822
Cash and cash equivalents at end of period	$ 476,549	$ 49,687	$491,435	$ 1,017,671

NOTE O Quarterly Summary (Unaudited)

	(In thousands, except per share amounts)			
	First Quarter	Second Quarter(1)	Third Quarter(2)	Fourth Quarter(3)
Fiscal Year Ended January 31, 2009				
Sales	$4,884,554	$5,074,720	$6,950,933	$6,173,568
Gross profit	1,370,922	1,351,502	1,864,134	1,660,378
Net income	212,282	150,233	156,703	286,046
Basic earnings per common share	$ 0.31	$ 0.22	$ 0.22	$ 0.41
Diluted earnings per share	$ 0.30	$ 0.21	$ 0.22	$ 0.40
	First Quarter	Second Quarter	Third Quarter(4)	Fourth Quarter
Fiscal Year Ended February 2, 2008				
Sales	$4,589,465	$4,290,424	$5,168,351	$5,324,442
Gross profit	1,284,939	1,210,367	1,505,674	1,549,691
Net income	209,143	178,828	274,518	333,181
Basic earnings per common share	$ 0.29	$ 0.25	$ 0.39	$ 0.48
Diluted earnings per share	$ 0.29	$ 0.25	$ 0.38	$ 0.47

(1) Results of operations include the results of operations for Corporate Express since July 2, 2008, the date Staples declared the terms of the tender offer unconditional. Results of operations for this period include a $0.1 million charge, net of taxes related to integration and restructuring costs.

(2) Results of operations for this period include a $86.6 million charge, net of taxes ($0.12 per diluted share) related to integration and restructuring costs and a $57.0 million income tax charge ($0.08 per diluted share) for the establishment of a reserve related to foreign tax credits expected to expire.

(3) Results of operations for this period include a $26.9 million charge, net of taxes ($0.04 per diluted share) related to integration and restructuring costs and the reversal of the $57.0 million income tax charge ($0.08 per diluted share) established in the third quarter of 2008.

(4) Results of operations for this period include a $24.3 million charge, net of taxes ($0.04 per diluted share) related to the settlement of California wage and hour class action litigation.

Item 15(a)2

Staples, Inc.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Accounts Receivable Allowance for Doubtful Accounts

Valuation and qualifying account information related to operations is as follows (in thousands):

	Balance at Beginning of Period	Additions Charged to Expense	Additions from Acquisition	Deductions— Write-offs, Payments and Other Adjustments	Balance at End of Period
Fiscal year ended:					
February 3, 2007	$16,352	$15,106	$ 153	$12,793	$18,818
February 2, 2008	18,818	21,174	342	17,831	22,503
January 31, 2009	22,503	28,810	33,381	27,401	57,293

EXHIBIT INDEX

Exhibit No.	Description
1.1 ^	Underwriting Agreement, dated January 12, 2009, by and among the Company, Barclays Capital Inc., Banc of America Securities LLC, HSBC Securities (USA) Inc. and the Guarantor Subsidiaries. Filed as Exhibit 1.1 to the Company's Form 8-K filed on January 14, 2009.
2.1 ^	Merger Protocol, dated as of June 9, 2008, by and among Staples, Inc., Staples Acquisition B.V. and Corporate Express N.V. Filed as Exhibit 2.1 to the Company's Form 8-K filed on June 16, 2008.
3.1 ^	Restated Certificate of Incorporation, dated as of September 29, 2008. Filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended November 1, 2008.
3.2 +	Amended and Restated By-laws of the Company, as amended, dated as of March 10, 2009.
4.1 ^	Indenture, dated September 30, 2002, for the 7.375% Senior Notes due 2012, by and among the Company, the Guarantor Subsidiaries and HSBC Bank USA. Filed as Exhibit 4.1 to the Company's Form 8-K filed on October 8, 2002.
4.2 ^	First Supplemental Indenture (7.375% Senior Notes), entered into as of February 1, 2004, to Indenture, dated as of September 30, 2002, by and among the Company, the Subsidiary Guarantors, the Initial Subsidiary Guarantors and HSBC Bank. Filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended May 1, 2004.
4.3 ^	Indenture, dated January 15, 2009, for the 9.75% Senior Notes due 2014, by and among the Company, the Guarantor Subsidiaries and HSBC Bank (USA) Inc. Filed as Exhibit 4.1 to the Company's Form 8-K filed on January 21, 2009.
10.1 ^	Amended and Restated Revolving Credit Agreement, dated as of October 13, 2006, by and among the Company, the lenders named therein, Bank of America, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and HSBC Bank USA, National Association, JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, as Co-Documentation Agents, with Banc of America Securities LLC having acted as sole Lead Arranger and sole Book Manager. Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 19, 2006.
10.2 ^	Amendment No. 1, dated as of May 5, 2008, to the Amended and Restated Revolving Credit Agreement, dated as of October 13, 2006, by and among the Company, the lenders named therein, Bank of America, N.A., as Administrative Agent, and the other parties thereto. Filed as Exhibit 10.1 to the Company's Form 8-K filed on May 9, 2008.
10.3 ^	Assignment and Acceptance, dated as of September 25, 2008, assigned by Lehman Commercial Paper, Inc. to Barclays Bank PLC for the Amended and Restated Revolving Credit Agreement, dated as of October 13, 2006, among the Company, the other lenders thereto, Bank of America, N.A., as Administrative Agent, and the other parties thereto. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 1, 2008.
10.4 ^	Credit Agreement, dated as of April 1, 2008, by and among the Company, the lenders named therein, Lehman Commercial Paper Inc., as Administrative Agent, Bank of America, N.A. and HSBC Bank USA, National Association, as Co-Syndication Agents, and Lehman Brothers Inc., as Lead Arranger and Bookrunner. Filed as Exhibit 10.1 to the Company's Form 8-K filed on April 1, 2008.
10.5 ^	Amendment No. 1 to Credit Agreement, dated as of July 1, 2008, by and among the Company, the lenders named therein, Lehman Commercial Paper Inc., as Administrative Agent, and the other parties thereto, to the Credit Agreement, dated as of April 1, 2008, by and among the Company, the lenders named therein, Lehman Commercial Paper Inc., as Administrative Agent and the other parties thereto. Filed as Exhibit 10.1 to the Company's Form 8-K filed on July 2, 2008.
10.6 ^	Amendment No. 2 to Credit Agreement, dated as of September 12, 2008, by and among the Company, the lenders named therein, Lehman Commercial Paper Inc., as Administrative Agent, and the other parties thereto, to the Credit Agreement, dated as of April 1, 2008, by and among the Company, the lenders named therein, Lehman Commercial Paper Inc., as Administrative Agent and the other parties thereto. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on November 1, 2008.
10.7 ^	Assignment and Assumption, dated as of September 25, 2008, assigned by Lehman Commercial Paper Inc. to Barclays Bank PLC for the Credit Agreement, dated as of April 1, 2008, by and among the Company, the lenders named therein, Lehman Commercial Paper Inc., as Administrative Agent and the other parties thereto. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on November 1, 2008.

Exhibit No.	Description
10.8 ^	Letter, dated December 23, 2008, from the Company to Barclays Bank PLC, reducing the total commitment under the Credit Agreement, dated as of April 1, 2008 by and among the Company, the lenders named therein, Barclays Bank PLC, as Administrative Agent and the other parties thereto. Filed as Exhibit 10.1 to the Company's Form 8-K filed on December 30, 2008.
10.9 ^	Letter, dated January 15, 2009, from the Company to Barclays Bank PLC, reducing the total commitment under the Credit Agreement, dated as of April 1, 2008 by and among the Company, the lenders named therein, Barclays Bank PLC, as Administrative Agent and the other parties thereto. Filed as Exhibit 10.1 to the Company's Form 8-K filed on January 21, 2009.
10.10^	Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, Banc of America Securities LLC and the other parties thereto. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended on August 2, 2008.
10.11^	Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, Lehman Brothers Inc. and the other parties thereto. Filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended on August 2, 2008.
10.12^	Letter, dated as of September 29, 2008, assigning Lehman Brothers Inc. interests to Barclays Capital Inc., for the Amended and Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, Lehman Brothers Inc. and the other parties thereto. Filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended on November 1, 2008.
10.13^	Commercial Paper Dealer Agreement, dated as of September 19, 2008, among the Company, JP Morgan Securities Inc. and the other parties thereto. Filed as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended on November 1, 2008.
10.14^	Amended and Restated 2004 Stock Incentive Plan, as amended. Filed as Exhibit 10.4 to the Company's Form 8-K filed on June 13, 2008.
10.15*+	Form of Non-Employee Director Restricted Stock Award Agreement (Initial Grant) under the Amended and Restated 2004 Stock Incentive Plan.
10.16*+	Form of Non-Employee Director Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan.
10.17*^	Form of Non-Employee Director Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on May 3, 2008.
10.18*+	Form of Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan.
10.19*^	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.14 to the Company's Form 10-K for the fiscal year ended on February 2, 2008.
10.20*^	Form of Performance Share Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.16 to the Company's Form 10-K for fiscal year ended on February 2, 2008.
10.21*^**	Performance Share Award Agreement, dated as of March 8, 2007, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended May 5, 2007.
10.22*^	Restricted Stock Award Agreement, dated as of March 8, 2007, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.7 to the Company's Form 10-Q for the quarter ended May 5, 2007.
10.23*^	Amended and Restated 1992 Equity Incentive Plan, as amended. Filed as Exhibit 10.21 to the Company's Form 10-K for the fiscal year ended February 2, 2008.
10.24*^	Amended and Restated 1990 Director Stock Option Plan, as amended. Filed as Exhibit 10.22 to the Company's Form 10-K for the fiscal year ended February 2, 2008.
10.25*^	1997 United Kingdom Company Share Option Scheme. Filed as Exhibit 10.3 to the Company's 10-K for the fiscal year ended on January 31, 1998.
10.26*^	1997 UK Savings Related Share Option Scheme. Filed as Exhibit 10.5 to the Company's Form 10-K for the fiscal year ended on February 1, 2003.
10.27*^	Amended and Restated 1998 Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended on February 2, 2008.

Exhibit No.	Description
10.28* ^	Amended and Restated International Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.26 to the Company's 10-K for the fiscal year ended on February 2, 2008.
10.29* ^	Non-Management Director Compensation Summary. Filed as Exhibit 10.1 to the Company's 10-Q for the quarter ended on May 2, 2008.
10.30* ^	Executive Officer Incentive Plan for fiscal years 2008 through 2012. Filed as Exhibit 10.3 to the Company's Form 8-K filed on June 13, 2008.
10.31*+	Form of Severance Benefits Agreement signed by named executive officers of the Company.
10.32* ^	Form of Non-Compete and Non-Solicitation Agreement signed by executive officers of the Company. Filed as Exhibit 10.6 to the Company's From 10-K for the fiscal year ended January 29, 2000.
10.33* ^	Form of Proprietary and Confidential Information Agreement signed by executive officers of the Company. Filed as Exhibit 10.30 to the Company's 10-K for the fiscal year ended on January 29, 2005.
10.34*+	Form of Indemnification Agreement signed by executive officers and directors of the Company.
10.35* ^	Offer Letter, dated as of July 30, 2003, by and between the Company and Michael A. Miles. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on November 1, 2003.
10.36* ^	Second Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on April 29, 2006.
10.37*+	Amendment, dated December 22, 2008, to Second Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Ronald L. Sargent.
10.38* ^	Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and John J. Mahoney. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on April 29, 2006.
10.39*+	Amendment, dated December 23, 2008, to Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and John J. Mahoney.
10.40* ^	Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Michael A. Miles. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended on April 29, 2006.
10.41*+	Amendment, dated December 31, 2008, to Amended and Restated Severance Benefits Agreement, dated Mach 13, 2006, by and between the Company and Michael A. Miles.
10.42* ^	Long Term Care Insurance Plan Summary. Filed as Exhibit 10.23 to the Company's Form 10-K for the fiscal year ended on January 29, 2005.
10.43* ^	Survivor Benefit Plan. Filed as Exhibit 10.24 to the Company's Form 10-K for the fiscal year ended on January 29, 2005.
10.44* ^	Executive Life Insurance Program Summary. Filed as Exhibit 10.25 to the Company's 10-K for the fiscal year ended on January 29, 2005.
10.45* ^	Amended and Restated Supplemental Executive Retirement Plan. Filed as Exhibit 10.30 to the Company's Form 10-K for the fiscal year ended on February 2, 2008.
10.46* ^	Policy on Personal Use of Corporate Aircraft. Filed as Exhibit 10.28 to the Company's Form 10-K for the fiscal year ended on January 29, 2005.
10.47* ^	Senior Executive Long Term Disability Supplemental Coverage Reimbursement Policy. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on July 30, 2005.
10.48* ^	Tax Services Reimbursement Program. Filed as Exhibit 10.9 to the Company's Form 10-Q for the quarter ended on August 2, 2008.
12.1 +	Statement of Computation of Ratio of Earnings to Fixed Charges.
14.1 ^	Code of Ethics. Filed as Exhibit 14.1 to the Company's Form 10-K for the fiscal year ended February 3, 2007.
21.1 +	Subsidiaries of the Company.
23.1 +	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1 +	Principal Executive Officer—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 +	Principal Financial Officer—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 ++	Principal Executive Officer—Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.		Description
32.2	++	Principal Financial Officer—Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* A management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 15(b) of Form 10-K.

** Portions of the exhibit have been omitted pursuant to a grant of confidential treatment.

^ An exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Unless otherwise indicated, such exhibit was filed under Commission File Number 0-17586.

\+ Filed herewith.

++ Furnished herewith.

(This page has been left blank intentionally.)

BOARD OF DIRECTORS

Basil L. Anderson *
Retired Vice Chairman,
Staples, Inc.

Arthur M. Blank ^ ◆
Owner and Chief Executive Officer, Atlanta Falcons,
and Lead Director,
Staples, Inc.

Mary Elizabeth Burton ^
Former Chief Executive Officer,
Zale Corporation

Justin King •
Chief Executive Officer,
J Sainsbury plc

Carol Meyrowitz ^
President and
Chief Executive Officer,
The TJX Companies, Inc.

Rowland T. Moriarty ◆ * ■
Chairman of the Board,
CRA International, Inc.

Robert C. Nakasone ◆ ■
Chief Executive Officer,
NAK Enterprises, L.L.C.

Ronald L. Sargent ◆
Chairman and
Chief Executive Officer,
Staples, Inc.

Elizabeth A. Smith •
President,
Avon Products, Inc.

Robert E. Sulentic •
Chief Financial Officer,
CB Richard Ellis Group, Inc.

Martin Trust ^
Owner and
Chief Executive Officer,
Samtex (USA), Inc.

Vijay Vishwanath ■
Partner,
Bain & Company

Paul F. Walsh ^ *
Former Chairman and
Chief Executive Officer,
eFunds Corporation

Board Committee Legend

- • Audit
- ^ Compensation
- ◆ Executive
- * Finance
- ■ Nominating and Corporate Governance

MANAGEMENT TEAM

Jay G. Baitler
Executive Vice President,
Contract

John K. Barton
Executive Vice President,
Real Estate

Timothy J. Beauchamp
Senior Vice President,
Operations and Integration

Luis A. Borgen
Senior Vice President,
U.S. Retail Finance

Eric M. Bousquet
Vice President,
Staples European Catalog

John F. Burke
Senior Vice President,
Business Services

Steve D. Bussberg
Senior Vice President,
North American Delivery Finance

Kristin A. Campbell
Senior Vice President,
General Counsel and
Corporate Secretary

John F. Castiglione
Vice President,
Sales and Operations,
Canada

David G. D'Angelo
Senior Vice President,
Staples Brands Group

Michael DeSanto, Jr.
Senior Vice President,
Sales and Operations

Joseph G. Doody
President,
North American Delivery

Jevin S. Eagle
Executive Vice President,
Merchandising

Peter J. Gibel
Vice President,
Merchandising,
Canada

Shira D. Goodman
Executive Vice President,
Human Resources

Thomas W. Heisroth
Senior Vice President,
Staples National Advantage

Nicholas P. Hotchkin
Senior Vice President,
Finance and Treasurer

Peter J. Howard
Senior Vice President,
Staples Business Delivery

Susan S. Hoyt
Executive Vice President,
Human Resources

Petter M. Knutrud
Senior Vice President,
General Merchandising Manager,
Supplies

Christine T. Komola
Senior Vice President,
Corporate Controller

Donald E. LeBlanc
Senior Vice President,
Customer Marketing

Andrew B. Lewis
Senior Vice President,
Sales and Operations,
Midwest

Brian T. Light
Executive Vice President,
Chief Information Officer

Steven A. Liotta
Senior Vice President,
Sales and Operations,
Northeast

John M. Lynch
Senior Vice President,
Engineering, Construction,
Facilities and Support Services

John J. Mahoney
Vice Chairman and
Chief Financial Officer

Steven F. Mastrogiacomo
Senior Vice President,
Merchandise Planning and
Inventory Management

Steven E. Matyas
President,
Staples Business Depot – Canada

Mark Mettler
Senior Vice President,
General Merchandising Manager,
Consumer Technology and
Seasonal Supplies

Michael A. Miles
President and
Chief Operating Officer

Jay L. Mutschler
Senior Vice President,
Contract

Richard A. Neff
Senior Vice President,
Sales and Operations,
West

Otis C. Pannell
Senior Vice President,
Sales and Operations,
Mid-Atlantic and Southeast

Demos Parneros
President,
U.S. Retail

Michael Patriarca
Senior Vice President,
Quill

Donald F. Ralph
Senior Vice President,
Logistics

Neil E. Ringel
Senior Vice President,
Staples Business Advantage

Donna S. Rosenberg
Senior Vice President,
Corporate Pricing

Mary E. Sagat
Vice President,
Finance and Chief Financial Officer,
Canada

Ronald L. Sargent
Chairman and
Chief Executive Officer

Peter J. Scala
Senior Vice President,
General Merchandising Manager,
Technology

Bernard I. Schachter
Senior Vice President,
Real Estate

Rob Vale
President,
Staples Europe

Theo van Brandenburg
President,
Staples European Retail

Peter J. Ventress
President,
Staples International

Corporate Information

Corporate Offices

Staples, Inc.
500 Staples Drive
Framingham, MA 01702
Telephone: 1-508-253-5000
Internet address: staples.com

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the Transfer Agent and Registrar for the Staples, Inc. common stock and maintains stockholder accounting records. Please contact the Transfer Agent directly concerning changes in address, name or ownership, lost certificates and consolidation of multiple accounts. When corresponding with the Transfer Agent, stockholders should reference the exact name(s) in which the Staples stock is registered as well as the certificate number.

BNY Mellon Shareowner Services

480 Washington Boulevard
Jersey City, NJ 07310
Telephone: 1-888-875-9002 or 1-201-329-8660
For Hearing Impaired: 1-800-231-5469

Internet address: www.bnymellon.com/shareowner/isd

Financial Information

To request financial documents such as this Annual Report, which contains Staples' Form 10-K for the fiscal year ended January 31, 2009, as filed with the Securities and Exchange Commission, please visit Staples' Web site, staples.com, call our toll-free investor hotline at 1-800-INV-SPL1 (1-800-468-7751), or send a written request to the attention of Investor Relations at Staples' corporate address.

Investor Relations

Investor inquiries may be directed to:
Laurel Lefebvre, Vice President, Investor Relations
Telephone: 1-800-468-7751

Email: investor@staples.com

General Information

Members of the media or others seeking general information about Staples should contact the Corporate Communications Department.

Telephone: 1-508-253-8530

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

The Annual Meeting of Stockholders of Staples, Inc. will be held on June 9, 2009, at 4:00 p.m., local time, at the offices of WilmerHale, 60 State Street, Boston, MA 02109.

Price Range of Common Stock

Staples, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol "SPLS."

As of January 31, 2009, the number of holders of record of the Staples, Inc. common stock was 6,406.

The following table sets forth, for the periods indicated, the high and low sale prices per share of Staples, Inc. common stock on the NASDAQ Global Select Market, as reported by NASDAQ.

Fiscal Year Ended January 31, 2009

First Quarter:	High:	$24.09	Low:	$20.52
Second Quarter:	High:	$25.85	Low:	$20.10
Third Quarter:	High:	$26.57	Low:	$13.57
Fourth Quarter:	High:	$20.00	Low:	$14.09

Fiscal Year Ended February 2, 2008

First Quarter:	High:	$27.66	Low:	$24.41
Second Quarter:	High:	$26.00	Low:	$22.81
Third Quarter:	High:	$24.28	Low:	$21.04
Fourth Quarter:	High:	$24.85	Low:	$19.69

Dividend Policy

On March 11, 2009, Staples, Inc. announced that its Board of Directors had declared a quarterly cash dividend on Staples, Inc. common stock of $0.0825 per share. The first quarter 2009 cash dividend was paid on April 16, 2009, to shareholders of record on March 27, 2009. On an annualized basis, the quarterly dividend is expected to equal the $0.33 per share annual cash dividend that the company paid in 2008.

Direct Stock Purchase Plan and Dividend Reinvestment

Purchase of Staples, Inc. common stock can be made through a Direct Stock Purchase Plan administered by BNY Mellon Shareowner Services. Dividends on Staples, Inc. common stock may be automatically invested in additional shares. Contact BNY Mellon Shareowner Services at 1-888-875-9002 for more information.

Stock Splits

Record Date	Effective Date	Split
06/26/91	07/10/91	3 for 2
11/29/93	12/13/93	3 for 2
10/14/94	10/28/94	3 for 2
07/14/95	07/24/95	3 for 2
03/15/96	03/25/96	3 for 2
01/20/98	01/30/98	3 for 2
01/18/99	01/28/99	3 for 2
03/29/05	04/15/05	3 for 2

Debt Ratings

Staples, Inc. long-term corporate debt ratings as of March 1, 2009:

Fitch	BBB
Moody's	Baa2
Standard & Poors	BBB

STAPLES®

that was easy.®

Staples, Inc., 500 Staples Drive, Framingham, MA 01702
1-508-253-5000 | staples.com®

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